UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 31, 2009

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   ANGLOGOLD ASHANTI REPORT FOR THE QUARTER AND SIX MONTHS ENDED 30 JUNE 2009 PREPARED IN ACCORDANCE WITH IFRS



Report

for the quarter and six months ended 30 June 2009

Group results for the quarter….

- ❖ Adjusted headline earnings increase to a record $167m, or 47 US cents per share
- ❖ Production rises to 1.127Moz at a total cash cost of $472/oz
- ❖ Achieved discount to spot gold price of 3%; Received gold price up 5% to $897/oz
- ❖ Balance sheet bolstered by $732.5m convertible bond and receipt of $750m Boddington proceeds
- ❖ Obuasi and Geita continue to deliver on turnaround strategy
- ❖ Interim dividend declared of 60 South African cents per share or 7.61 US cents per ADS

Events post quarter-end…

- ❖ Hedge commitments reduced by 1.4Moz to 4.4Moz at the end of July, now less than one year's production
- ❖ Wage settlement reached with South African trade unions
- ❖ Agreement with Randgold Resources to acquire a 50% stake in Moto Goldmines Limited

		Quarter ended Jun 2009	Quarter ended Mar 2009	Six months ended Jun 2009	Six months ended Jun 2008 Restated	Quarter ended Jun 2009	Quarter ended Mar 2009	Six months ended Jun 2009	Six months ended Jun 2008 Restated
		SA rand / Metric				US dollar / Imperial			
Operating review									
Gold									
Produced	- kg / oz (000)	35,050	34,306	69,356	76,194	1,127	1,103	2,230	2,450
Price received [1]	- R/kg / $/oz	241,505	273,109	256,862	67,390	897	858	878	289
Price received normalised for accelerated settlement of non-hedge derivatives [1]	- R/kg / $/oz	241,505	273,109	256,862	181,303	897	858	878	736
Total cash costs	- R/kg / $/oz	127,956	141,552	134,681	106,429	472	445	458	433
Total production costs	- R/kg / $/oz	161,909	180,751	171,229	137,238	598	568	583	558
Financial review									
Gross profit	- Rm / $m	3,051	1,102	4,153	(2,099)	387	111	498	18
Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts [2]	- Rm / $m	2,511	2,764	5,275	(4,371)	305	279	584	(537)
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives [2]	- Rm / $m	2,511	2,764	5,275	3,647	305	279	584	474
Profit (loss) attributable to equity shareholders	- Rm / $m	2,304	1	2,305	(3,988)	299	-	299	(229)
Headline earnings (loss) [3]	- Rm / $m	1,631	-	1,631	(4,593)	215	-	215	(307)
Headline earnings (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts and fair value adjustments on convertible bond [4]	- Rm / $m	1,359	1,482	2,840	(6,063)	167	150	317	(761)
Capital expenditure	- Rm / $m	2,228	2,381	4,608	4,287	261	241	502	561
Profit (loss) per ordinary share	- cents/share								
Basic		642	-	643	(1,412)	83	-	83	(81)
Diluted		641	-	641	(1,412)	83	-	83	(81)
Headline [3]		455	-	455	(1,626)	60	-	60	(109)
Headline earnings (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts and fair value adjustments on convertible bond [4]	- cents/share	379	414	792	(2,146)	47	42	88	(269)

Notes:
1. *Refer to note C "Non-GAAP disclosure" for the definition.*
2. *Refer to note B "Non-GAAP disclosure" for the definition.*
3. *Refer to note 8 "Notes" for the definition.*
4. *Refer to note A "Non-GAAP disclosure" for the definition.*

$ represents US dollar, unless otherwise stated.

Rounding of figures may result in computational discrepancies.

AngloGold Ashanti

Quarter 2 2009

Global Footprint

AngloGold Ashanti is a global company…



USA
Cripple Creek & Victor
Gramalote
Colombia
Colosa
Brazil
Serra Grande
Brasil Mineração
Argentina
Cerro Vanguardia
Yatela
Sadiola
Mali
Morila
Guinea
Ghana
Siguiri
Iduapriem & Teberebie
Obuasi
Mongbwalu
DRC
Geita
Tanzania
Navachab
Namibia
South Africa
SA Operations
Moab Khotsong
Tau Lekoa
Russia
China
Philippines
Australia
Sunrise Dam
Tropicana
Operations with brownfields exploration
Greenfields exploration areas
Exploration alliance areas

…with an extensive portfolio of new and emerging opportunities.

ANGLOGOLD ASHANTI



Operations **at a glance**
for the quarter ended 30 June 2009

	Production		Total cash costs		Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts [1]	
	oz (000)	% Variance [2]	$/oz	% Variance [2]	$m	$m Variance [2]
SOUTHERN AFRICA	**450**	(6)	**444**	28	**144**	(26)
South Africa						
Great Noligwa	**39**	(9)	**708**	21	**(1)**	(5)
Kopanang	**66**	(14)	**446**	32	**15**	(10)
Moab Khotsong	**47**	(28)	**434**	49	**5**	(15)
Tau Lekoa	**28**	(10)	**751**	27	**3**	(1)
Surface Operations	**42**	(9)	**320**	52	**24**	(3)
Mponeng	**140**	9	**304**	25	**79**	16
Savuka	**13**	(7)	**683**	51	**-**	(4)
TauTona	**61**	3	**439**	14	**17**	1
Namibia						
Navachab	**13**	(28)	**722**	58	**2**	(4)
REST OF AFRICA	**386**	13	**564**	(5)	**78**	22
Ghana						
Iduapriem	**47**	27	**530**	(1)	**15**	5
Obuasi	**101**	10	**589**	(16)	**10**	11
Guinea						
Siguiri - Attributable 85%	**80**	-	**451**	(8)	**15**	(7)
Mali						
Morila - Attributable 40% [3]	**34**	(13)	**511**	24	**13**	(4)
Sadiola - Attributable 38% [3]	**35**	(3)	**486**	54	**16**	(1)
Yatela - Attributable 40% [3]	**25**	79	**386**	(29)	**13**	10
Tanzania						
Geita	**63**	43	**872**	(14)	**(8)**	9
Minorities, exploration and other					**4**	(1)
AUSTRALIA	**94**	(4)	**512**	(14)	**28**	18
Sunrise Dam	**94**	(4)	**503**	(12)	**29**	17
Exploration and other					**(1)**	1
SOUTH AMERICA	**144**	14	**325**	(7)	**67**	18
Argentina						
Cerro Vanguardia - Attributable 92.50%	**51**	9	**344**	(14)	**18**	7
Brazil						
AngloGold Ashanti Brasil Mineração	**73**	7	**287**	-	**35**	6
Serra Grande - Attributable 50%	**20**	82	**409**	(18)	**7**	3
Minorities, exploration and other					**7**	2
NORTH AMERICA	**52**	(7)	**362**	4	**23**	1
United States						
Cripple Creek & Victor	**52**	(7)	**351**	4	**24**	1
Other					**(1)**	-
OTHER					**7**	(2)
Sub-total	**1,127**	2	**472**	6	**347**	31
Less equity accounted investments					**(42)**	(5)
AngloGold Ashanti					**305**	26

1 Refer to note B "Non-GAAP disclosure" for the definition.
3 Equity accounted investments.
2 Variance June 2009 quarter on March 2009 quarter - increase (decrease).

Rounding of figures may result in computational discrepancies.



Financial and **operating review**

OVERVIEW FOR THE QUARTER

Safety remained the most critical issue for AngloGold Ashanti in the second quarter, with strong action taken to improve conditions across the company's operations, particularly those in the Vaal River Region. During the period, eight miners tragically lost their lives in accidents at the Moab Khotsong, Kopanang, Tau Lekoa, Savuka, Navachab and Obuasi mines. The findings of the Safety Strategic Blueprint have been reviewed by the executive and key areas for improvement identified. Detailed execution plans are being drafted, with implementation scheduled for the first quarter of next year. In the interim, management's efforts are focused on addressing specific problem areas with teams that continue to experience high levels of accidents, in order to effect rapid change in the near term.

The effects of ongoing safety interventions over the past seven quarters, however, are evidenced in the improvement in Lost Time Injury Frequency Rate, which was 19% lower during the period at 5.68 per million hours worked. That is the best performance on record. The all Medical Treatment Frequency Rate reduced by 8% to 18.84 in the second quarter. Still, there remains important work to be done in creating an injury free environment for all employees.

The strength of the South African rand, the Brazilian real and the Australian dollar were dominant market themes during the quarter. The strengthening of local currencies against the US dollar had an unfavourable effect on costs in dollar terms. While the dollar-denominated spot price of gold rose by only 2%, the price in rand terms fell 14%, in Brazilian real terms fell 15% and in Australian dollars terms was 14% lower.

Second-quarter gold production of 1.127Moz was 2% higher than the previous period and 1% below initial market guidance of 1.14Moz. Price received for the quarter was 5% higher than the previous quarter at $897/oz. The company achieved a 3% discount to the average spot price of $924/oz in line with its stated objective of achieving a 6% discount to spot for 2009. Total cash costs of $472/oz was in line with guidance of $465/oz to $485/oz. Adjusted headline earnings were 12% higher at 47 US cents per share.

The overall operating performance across the business was encouraging, with strong results from South America and signs of improved performance at the Geita and Obuasi mines being offset by lower output from South Africa's Vaal River region, where performance was affected by safety related stoppages.

Southern Africa operations produced 450,000oz during the period at a total cash cost of $444/oz, compared with 481,000oz at $347/oz in the first quarter. Uranium output fell 10% to 332,000lbs, the result of lower tonnes mined at Moab Khotsong, Great Noligwa and Kopanang mines. While dollar-based costs in South Africa were adversely affected by a 15% strengthening in the average value of the rand against the US dollar during the period, adjusted gross profit of $143m underscores the strong earnings and cashflow leverage of these assets at current gold prices.

The West Wits mines, particularly the flagship Mponeng operation, delivered an exceptional performance with a 7% increase in gold output and good cost control, despite carrying once-off maintenance costs associated with the commissioning of three additional refrigeration plants. The Mponeng plant was chosen as one of the initial sites for the rollout of AngloGold Ashanti's Business Process Framework and is showing encouraging improvements in reduced process variation, leading to increased plant gold throughput. At the Savuka mine, as previously disclosed to the market, the sub-shaft and surrounding infrastructure was damaged after a series of seismic events on 22 May 2009. The damage assessment carried out indicates that the mine will only be back to full production within nine months. TauTona on the other hand, had a solid quarter with gold production increasing by 5%.

The Vaal River division had a challenging second quarter, particularly given safety-related stoppages which reduced output at Moab Khotsong and Kopanang. In the Southern Africa region, the Vaal River division had contributed to 88% of all safety related stoppages. Moab Khotsong lost 13 production days, while Kopanang lost 16 production days during the period. These stoppages affected the area mined and hence gold production was down 27% and 15% at Moab Khotsong and Kopanang respectively. Great Noligwa lost 9 production days due to an underground fire and cessation of mining during a search for a missing miner. The focus of management is now clearly being devoted to turning around the Vaal River operations to get the safety and production momentum back.



The remaining African operations, produced 386,000oz at a total cash cost of $564/oz, compared with 342,000oz at $591/oz in the previous quarter. Siguiri had another strong quarter, maintaining output at 80,000oz while total cash costs declined 8% to $451/oz. Mining was uninterrupted during the period. However, gold shipments were temporarily halted in June while the company held talks with government over the provisions made for environmental liabilities. Mali had a steady quarter with attributable gold output increasing from 89,000oz to 94,000oz quarter-on-quarter.

Obuasi continued its recovery. Production at 101,000oz was 10% higher than that of the first quarter. This was largely as a result of a 17% improvement in yield from underground operations due primarily to improved head-grade control and better recoveries. Decreases in power tariffs and more favourable contractor rates and other efficiencies across the operation contributed to the 16% or $112/oz drop in total cash costs at Obuasi.

There were also promising early signs of a recovery at Geita. New management is in place and the company continues to see the results of earlier interventions in improved performance. Tonnage throughput increased after last quarter's repairs to the SAG and Ball Mills and higher grades helped the mine achieve a 43% rise in production to 63,000oz. Total cash costs fell 14% to $872/oz. While there remains much hard work to be done in Tanzania and Ghana, the combined efforts of both management teams in these countries have assisted in the long-awaited turnaround of assets that will become substantial contributors in the future.

The South American region built on impressive gains made in the past quarter with production up 14% to 144,000oz and total cash cost down 7% to $325/oz. In Argentina, Cerro Vanguardia's attributable production rose 9% to 51,000oz, while total costs dropped 14% to $344/oz. This improvement represents a remarkable turnaround in the performance of Cerro Vanguardia, with gold-equivalent production almost doubling while total cash costs have more than halved in the past year.

The team in Brazil delivered a similarly robust operating performance, with Brasil Mineração's production rising some 7% to 73,000oz while total cash costs remained unchanged. The successful commissioning of the mill expansion project at Serra Grande helped to almost double AngloGold Ashanti's attributable production from the mine to 20,000oz with an 18% improvement in total cash costs. The Sao Bento deposit, acquired in December 2008 has produced encouraging drill results confirming assumptions made when the initial purchase was made.

In Australia, while Sunrise Dam's production fell 4% to 94,000oz, total cash costs improved by 12% to $503/oz. In the United States, Cripple Creek & Victor's production declined 7% to 52,000oz, while total costs rose 4% to $351/oz.

On the exploration front, a joint venture agreement was signed with Laurentian Goldfields to advance greenfields exploration in specific areas in Quebec, Ontario and Saskatchewan. A partnership was also formed with Thani Dubai, a Dubai based explorer, to drill and ultimately develop new deposits in North Africa and the Middle East. The greenfields team also maintained its activities in Australia, the Americas, China, Southeast Asia, Sub-Saharan Africa, Russia and the Democratic Republic of Congo.

Drilling at the La Colosa prospect in Colombia remains suspended pending the conclusion of a public appeal process. The company is working towards a positive outcome in this regard and is working closely with the government and community organisations to ensure the best possible plan for continued exploration and ultimately the development of La Colosa.

The prefeasibility study on the Tropicana gold project in Australia was completed during the quarter and a decision was taken by AngloGold Ashanti and its partner, Independence Group, to proceed with a full bankable study. Tropicana, which boasts a resource of 5Moz, presents the opportunity to gain a foothold in an important new gold district, about 300 kilometres from Kalgoorlie. The bankable study will determine whether to use contractor or owner mining and whether to opt for gas or diesel power supplied by a third party. Once developed, the mine is expected to produce an average of between 330,000oz and 410,000oz a year, at a total cash cost of between A$590/oz and A$710/oz, over a 10-year initial life. There is potential to increase resources and mine life through additional drilling at the nearby Havana South and other prospects.



AngloGold Ashanti agreed on 16 July 2009 to invest $244m for a 50% stake in Moto Goldmines Limited in the Democratic Republic of Congo. The company's participation is contingent on a successful bid for Moto Goldmines Limited, the 70% owner of the Moto Gold Project, by Randgold Resources Limited, AngloGold Ashanti's long-standing joint venture partner at the Morila mine. Participation by the company is a strategic move to gain a prudent degree of exposure to one of the world's richest gold ore bodies which has an indicative resource of 22Moz and reserves of 5.5Moz. The investment allows the company to leverage the relationship with Randgold, as well as its combined experience of building and operating some of the largest gold mining projects in Africa. The project complements AngloGold Ashanti's long-term growth plans in Africa and beyond, by giving the company a presence in another of the world's most important gold districts.

During the quarter, the company continued efforts to strengthen the balance sheet with the issue of the $732.5m convertible bond due in 2014. Demand for the bonds was robust, allowing AngloGold Ashanti to realise an attractive coupon of 3.5% and a strike price at a 37.5% premium to the volume-weighted average price of $34.6272 on 18 May 2009.

AngloGold Ashanti also received $750m from Newmont Mining Corporation, the first tranche of the consideration for its purchase of the 33.33% stake in the Boddington project in Australia. Under the terms of the agreement announced in January, Newmont Mining Corporation also reimbursed the company A$225m for AngloGold Ashanti's contribution to capital spend and working capital on the project this year.

During July 2009, AngloGold Ashanti continued executing on its previously communicated board approved strategy to reduce its outstanding gold derivatives position. The strength of the company's balance sheet and management's view of a robust macroeconomic environment for gold, resulted in the accelerated settlement of certain outstanding gold derivative positions. These accelerated settlements, together with the normal scheduled delivery for the second quarter, reduced the total committed ounces to 4.45Moz at 25 July 2009, from 5.84Moz at 31 March 2009, the end of the first quarter. The restructure was funded from available cash, resulting in a net cash outflow of approximately $797m, which will be reflected in the company's financial statements (as a realised charge to adjusted headline earnings) for the third quarter ending 30 September 2009.

AngloGold Ashanti's total committed ounces is projected to reduce to 4.1Moz by 31 December 2009, meeting the company's broader target a year ahead of schedule and eliminating steeply discounted spot prices in years 2010, 2011 and 2012. The committed ounces are projected to reduce by approximately 800,000 ounces a year from 2010 and is currently projected to wind up, save for 29,000oz, by the end of 2014. The company estimates that it will realise a discount of approximately 7% to the gold spot price over this period, assuming a US$950/oz spot price in real terms.

The majority of the ounces affected by the above mentioned restructure were designated as Normal Purchase Normal Sale Exempted ('NPSE') contracts, allowing them to be accounted for off balance sheet. As a consequence, all contracts that were previously classified as NPSE will be re-designated as non-hedge derivatives, accounted for at fair value on the balance sheet with adjustments accounted for through the income statement. Based on the fair values as at 30 June 2009, the income statement impact of this re-designation is estimated to be approximately US$1.1bn, of which approximately US$0.5bn remains unrealised as at 25 July 2009. This re-designation will be reflected in the third quarter, ending 30 September 2009, financial statements. The change in designation of the hedge contracts will however provide the company with improved flexibility in actively managing the hedge book going forward.

Following the quarter end, the company successfully concluded its 2009/2010 South African wage negotiations, agreeing to an increase that has a 9.7% impact on payroll costs for the South African operations in the first year, and 1% above inflation, with a guaranteed minimum of 7.5%, in the second. Wage increases are effective from 1 July. The settlement was concluded after a constructive, three-month interaction with trade unions and resulted in a settlement AngloGold Ashanti believes is fair to all parties involved.

Given the interruptions to our South African and Tanzanian operations in the first half and the leach-pad issues at Cripple Creek & Victor in the U.S., the production target for 2009 has been adjusted to be between 4.7Moz to 4.8Moz, at an average total cash cost of between $480/oz and $495/oz. This estimate is at an average rand exchange rate of R8.10/$ for the second half of the year. At R7.50/$ for the second half of the year the range is likely to be approximately $15/oz higher and at R8.70/$ the range is likely to be $15/oz lower.



For the third quarter, production is estimated at 1.2Moz at a total cash cost of approximately $530/oz, at an average exchange rate of R8.10/$ for the quarter. There is a $22/oz sensitivity for a 60 cents swing in the rand either way. It is important to note that third-quarter costs have typically been the highest in any given year due to seasonal factors such as winter power tariffs in South Africa and wage increases effective from 1 July 2009. The effect is further compounded this year by the sharp strengthening of local operating currencies.

OPERATING RESULTS FOR THE QUARTER

SOUTH AFRICA

Great Noligwa's production dropped 9% to 1,229kg (39,000oz) as an underground fire and cessation of operations during a search for a missing miner curtailed mining and development. Total cash costs rose 3% to R192,157/kg ($708/oz). This was compounded by a shortage of attacking points on development due to a geological structure encountered during the quarter. The effects of those events were partly offset by a 26% increase in yield as inventories were released from both underground and plant. Adjusted gross loss during the period was R8m ($1m), compared with profit of R35m ($4m) in the prior quarter.

The LTIFR improved to 8.02 (9.87).

Kopanang's output fell 15% to 2,038kg (66,000oz), despite a planned 4% increase in yield. This was largely due to 16 days lost to safety stoppages during the period. The effect of lower gold production on costs was partly offset by increased salvage and reclamation activity and revaluation of major replacement equipment requirements. Total cash costs rose 13% to R121,703/kg ($446/oz). Adjusted gross profit was R124m ($15m), against R247m ($25m) in the prior quarter.

The LTIFR improved to 8.26 (11.87). The mine had one fatality during the quarter.

Moab Khotsong's production fell 27% to 1,475kg (47,000oz), due mainly to the loss of 13 days to enforce safety improvements. This was compounded by a 3% decline in yield and encountering an unexpected geological structure. Total cash costs rose 27% to R118,589/kg ($434/oz). Adjusted gross profit declined to R39m ($5m), compared with R202m ($20m) in the previous quarter.

The LTIFR improved to 9.29 (14.51). Three fatalities were recorded at the mine during the quarter.

Tau Lekoa's production volumes improved due to new panels being established and constant focus on safety to reduce stoppages. However, production fell 9% to 875kg (28,000oz) due to lock-up in the plant. As a result, total cash costs increased 8% to R203,373/kg ($751/oz). Adjusted gross profit reduced to R28m ($3m), compared with R39m ($4m) in the previous quarter.

The LTIFR improved to 14.20 (17.92). The mine had one fatality during the quarter.

Vaal River Surface Operations gold production was lower than the previous quarter, mainly as a result of 4 non-production days. The overall reduction in grade is attributed to lower grades delivered from the waste rock. Production fell 7% to 1,319kg (42,000oz) and total cash costs rose 30% to R86,621/kg ($320/oz). Adjusted gross profit declined 26% to R198m ($24m) from R267m ($27m) in the previous quarter.

The LTIFR deteriorated to 3.47 (0.63).

Mponeng's output rose 10% to 4,362kg (140,000oz), as it enjoyed a quarter uninterrupted by the mill maintenance that affected the previous period. The area mined increased by 21%. Total cash costs rose 6% to R82,105/kg ($304/oz) because of expenses associated with the replacement of contractors with mine labour and additional maintenance and power costs as a result of the commissioning of three additional refrigeration plants. Adjusted gross profit rose 4%, to R652m ($79m), compared with R628m ($63m) in the previous quarter.

LTIFR was little changed at 12.87 (12.80).



Savuka's production dropped 8% to 398kg (13,000oz) due to a seismic event on 22 May, which deprived the mine of one month's production. The yield improved by 25% as a result of less dilution from development operations. Total cash costs rose 28% to R183,991/kg ($683/oz) because of expenditures associated with the seismic incident as well as unfavourable inventory movement. Adjusted gross profit was R4m ($0.3m) compared with R39m ($4m) in the previous quarter.

The LTIFR improved to 6.85 (7.08). The mine reported one fatality during the quarter.

TauTona's production was 5% higher at 1,904kg (61,000oz), mainly due to improved availability of panels and the resultant 6% increase in the area mined. Yield dropped 9% as higher off-reef tonnages were mined to start new development ends, while labour costs increased as a result of moving some crews to TauTona from neighbouring Savuka, following the seismic event. Total cash costs improved by 3% to R118,926/kg ($439/oz). Adjusted gross profit declined to R137m ($17m), from R163m ($16m) in the previous quarter.

The LTIFR deteriorated to 15.92 (13.59).

NAMIBIA

Navachab's production declined by 28% to 13,000oz, mainly due to the unavailability of core loading equipment. To optimise mill capacity, more volume was loaded from the low-grade stockpiles, resulting in a 25% drop in yield. Total cash costs were 58% higher at $722/oz due to the lower production, as well as the stronger rand. Adjusted gross profit was $2m, from $6m in the previous quarter.

The LTIFR was 5.44 (0.00). The mine reported one fatality during the quarter.

REST OF AFRICA

GHANA

Iduapriem's gold production increased by 27% to 47,000oz, as a result of an 18% increase in tonnage throughput and an 8% improvement in yield. Total cash costs were 1% below the previous quarter at $530/oz, due to the favourable volume and grade variances. Adjusted gross profit was $15m, compared with the $10m of the previous quarter.

LTIFR improved to 0.73 (3.50).

Obuasi's gold production increased 10% to 101,000oz, largely as a result of a 17% improvement in yield resulting from better head-grade control management and higher recoveries. Lower power tariffs, more favourable contractor rates and other efficiencies across the operation resulted in a 16% or $112/oz drop in total cash costs to $589/oz. Adjusted gross profit improved to $10m, compared with $1m loss the previous quarter.

The LTIFR improved to 2.79 (4.23). The mine reported one fatality during the quarter.

REPUBLIC OF GUINEA

At **Siguiri**, (85% attributable) production was maintained at 80,000oz. Total cash costs decreased by 8% to $451/oz, as a result of lower fuel prices and reduced export royalty expenditure. Adjusted gross profit decreased to $15m compared with $22m recorded in the previous quarter. This was mainly as a result of the deferred sales revenue due to a temporary embargo on gold exports by the Government in June, which resulted in an increase in attributable gold stock on hand of 27,000oz. The embargo was lifted at the end of June.

LTIFR deteriorated to 0.65 (0.00).

MALI

At **Morila** (40% attributable), production was 13% lower at 34,000oz as mining ceased during the quarter and lower-grade ore from stockpiles was fed through the mill. Total cash costs rose 24% to $511/oz due to grade variance. Adjusted gross profit declined to $13m from $17m the prior quarter.

LTIFR was 0.00 (0.00).



Sadiola's (38% attributable), production declined marginally to 35,000oz. Total cash costs increased by 54% to $486/oz due to increased expenditure on drill and blast costs, owing to the harder material mined and once-off claims from previous periods paid to mining contractors. Adjusted gross profit declined to $16m from $17m the prior quarter.

The LTIFR improved to 0.00 (0.92).

Yatela's (40% attributable), production increased 79% to 25,000oz, as higher-grade ore was mined from the bottom of the pit. Total cash costs dropped 29% to $386/oz. Adjusted gross profit rose more than fourfold to $13m from $3m the previous quarter.

The LTIFR was 0.00 (0.00).

TANZANIA

Geita's gold production increased by 43% to 63,000oz due to significant increases in both tonnage throughput and recovered grade, following last quarter's downtime for mill repairs. Recovered grade increases resulted from the processing of higher grade ore and improved recoveries. Total cash costs consequently decreased 14% to $872/oz and the adjusted gross loss narrowed to $8m from $17m in the previous quarter.

The LTIFR improved to 0.00 (0.41).

AUSTRALIA

Sunrise Dam's gold production eased 4% to 94,000oz. While tonnes treated increased by 6%, the overall yield declined by 9% as the additional ore was sourced from lower-grade stockpiles. The paste fill plant was successfully commissioned at the end of the quarter and backfilling of the large Cosmo stopes commenced. Backfilling of the primary Cosmo stopes will ensure complete extraction of this large, high grade ore body. Total cash costs dropped 24% to A$661/oz ($503/oz), largely because of favourable stockpile and overall operating efficiencies. Adjusted gross profit was A$38m ($29m) compared with A$18m ($12m) in the previous quarter.

The LTIFR reduced to 0.00 (2.54).

SOUTH AMERICA

At Cerro Vanguardia, (92.5% attributable) production was 9% higher at 51,000oz due to a planned increase in tons treated. Total cash costs fell 14% to $344/oz as a result of the higher output, greater by-product credits from silver sales, a weaker Argentinean peso and lower payments for contracting services and spare parts. Adjusted gross profit was $18m compared with $11m the previous quarter.

The LTIFR improved to 0.00 (6.32).

AngloGold Ashanti Brasil Mineração's production increased 7% to 73,000oz. This was due mainly to higher grades from the FGS and Serrotinho orebodies at the Cuiabá mine, as well as improved performance from the heap leach at Córrego do Sítio following the heavy rainfall in the first quarter. Total cash costs were little changed at $287/oz, as higher production and cost reduction initiatives on consumables countered the impact of lower acid by-product credits and a stronger local currency. Adjusted gross profit was $35m compared with $29m the previous quarter.

The LTIFR improved to 0.61 (2.51).



At **Serra Grande** (50% attributable), production soared 82% to 20,000oz, reflecting the full benefit of the expansion project commissioned in February. Total cash costs declined 18% to $409/oz, as higher gold production and cost reduction initiatives more than offset local currency appreciation and stockpile movements. Adjusted gross profit was $7m, compared with $4m the previous quarter.

The LTIFR was little changed at 1.57 (1.52).

NORTH AMERICA

At **Cripple Creek & Victor**, gold production fell 7% to 52,000oz due to lower-than-expected returns from the leach pad. Total cash costs rose 4% to $351/oz, primarily due to increased cyanide application, higher maintenance and stores costs which were partially offset by lower royalty, diesel, and caustic costs. Adjusted gross profit increased marginally to $24m from $23m in the prior quarter.

The LTIFR improved to 3.04 (4.52).

Notes:
- *All references to price received includes realised non-hedge derivatives.*
- *In the case of joint venture and operations with minority holdings, all production and financial results are attributable to AngloGold Ashanti.*
- *Rounding of figures may result in computational discrepancies.*



Review of the gold market

Gold price movements and investment markets

The average spot price for gold for the second quarter was US$924/oz, 2% higher than the previous quarter's average of US$909/oz and almost the same as the highest quarterly average of US$925/oz recorded in first quarter of last year.

Investment demand, the primary driver of the gold price in the first quarter of this year, became far less conspicuous as the year wore on. The combined holdings of the nine major gold exchange-traded funds at the start of the second quarter stood at around 53Moz and grew just 3% to 54.5Moz by the end of June. Although this growth was by no means stellar, it is encouraging that these holdings demonstrated resilience in a volatile price environment.

At the G20 summit in April, global leaders unveiled massive financial packages to stimulate the sagging global economy. Amongst the initiatives proposed was the sale of 403t of the IMF's gold reserves, a surprising move for some investors that caused prices to suffer. The market is now focused on how the sale will take place given that it was subsequently ratified by the US Senate. The likelihood is that the sales will occur under the auspices of the Central Bank Accord, which may necessitate a third agreement given that the current one expires in September. Alternatively the IMF's holding may be disposed of in an off-market sale to one or more central banks.

The other major consequence of the announcements made by the G20 was of an appetite for investment risk in global markets. Equity indices, particularly in the Brazilian, Russian, Indian and Chinese markets, which had sold off heavily in the earlier flight to cash, attracted huge investor interest. Industrial (bulk) commodities which had crashed in the fourth quarter of 2008 began to rebound as China was rumoured to be replenishing its inventories.

Despite the absence of new investment demand for gold as evidenced by the lack of growth in ETF holdings, speculators on the COMEX and CBOT bought gold as the US dollar weakened and the "reflation" trade swept oil prices up in its wake and with it, expectations of inflation. By the middle of May, the combined speculative position on those exchanges was almost 25Moz, a level not seen since the third quarter of last year.

The global economic crisis appears far from over despite some earlier optimism. At the G8 meeting in July a more sobering outlook on the global economy emerged, suggesting that hopes for a rebound may have been temporary. Also, the lack of clarity on a viable alternative global reserve currency to the US dollar continued to underpin the greenback. These factors have weighed heavily on commodities and the gold price and are likely to continue to do so for the medium term.

The US dollar felt the adverse effects of renewed risk appetite and weakened to its lowest level this year of Euro/US$1.4337. The South African rand, Australian dollar and Brazilian real were once again beneficiaries of some of this increased risk appetite. The rand was the best performer of these currencies, strengthening 20% from its opening rate of about US$/R 9.59 to close the quarter at US$/R 7.71. The outperformance of the rand, relative to the Australian dollar and real, was helped by announcement of corporate deals in South Africa's telecommunications industry. The Australian dollar gained 15% over the quarter to close at about A$/US$0.81 and the Brazilian real appreciated 16% to end the quarter at US$/BRL1.96.

Physical demand

Jewellery Sales

Most major markets continue to be affected by the global financial crisis, with negative first quarter trends continuing, particularly in the United States and Middle East markets. Demand in China, however, continued to hold firm.



India, the world's largest gold market, appears to have turned the corner with an improved second quarter. Indeed, during this period gold jewellery outperformed most other business sectors. The second quarter is traditionally a strong one in the country as gold jewellery demand spikes on the auspicious festival of Akshaya Trithya and the onset of the wedding season. Despite the financial crisis, year-on-year demand during the festival only dropped from 51t to 46t. The success of the festival has bolstered gold sentiment and encouragingly, some retailers are considering expansion again. Recycling was still high in the second quarter at an estimated 60% of retail sales thus affecting gold imports into the country. However, since most retailers will not pay cash for gold, the majority of recycled gold remains in the gold market.

In China, the second quarter is traditionally slower for jewellery sales and this quarter confirms that trend with a quarter-on-quarter decline. While year-on-year second quarter jewellery demand is slightly down, this may be seen as an indicator of Chinese gold market resilience as second quarter 2008 was particularly strong and predated the full onset of the financial crisis. Demand for pure gold jewellery is still high, especially in rural markets, with the investment appeal of pure gold keeping consumption levels robust in the face of the economic crisis. Many retailers who used to focus on diamond, gem-set and platinum jewellery are now forced to significantly increase their pure gold inventories as it's by far the best performer in the sector. Eighteen-carat gold sales are flat when compared with the first quarter but demand for lighter pieces has increased, which is heartening. Activity in the scrap market has increased year-on-year but is down on the first quarter as the gold price has been lower. In China, scrap represents an estimated 30% to 40% of total gold jewellery sales and, as with India, most retailers do not accept cash in exchange for gold but instead would recycle the metal for jewellery.

In the US, the current economic climate sees consolidation continuing throughout the value chain. Retail sales on primary value gold products are down by 14% year-on-year. This negative trend is expected to continue as gold jewellery demand will take longer to recover from the crisis, as is the case across the US economy with discretionary spending on more expensive items. Gold jewellery imports are down over 40% year-on-year with jewellery retailers reluctant to increase inventories, choosing rather to recycle their own stocks to bring out new, often lighter, jewellery designs. Consumer participation in recycling is limited.

In the Middle East, the global financial crisis continues to severely dampen jewellery demand, with an estimated 15% drop in sales year-on-year. The traditional gold sales boost that accompanies the summer festival was reduced with a 60% drop in tourists visiting Dubai. Gold jewellery sales started to improve in April due to the wedding and holiday seasons stimulating sales. However, consumers preferred to buy lighter pieces and half sets of jewellery due to the volatility of the gold price. Despite a negative quarter, there is positive sentiment for the next quarter with sales anticipated to increase by at least 10%. The Egyptian market continued to buck regional trends and remained firm in the second quarter, with a year-on-year increase in trade demand. The lower gold price in this quarter helped bolster import demand as well as local sales. Yemen, Sudan, Iraq and Algeria are considered promising emerging markets for a few major Gulf players looking to expand.

Investment Market

As noted above, while ETF sales did not grow quarter-on-quarter, there was at least no net decline in holdings despite price volatility. Coin and bar hoarding in China was down due to uncertainty about the gold price, while in India demand remained robust for higher net-worth individuals. The Middle East experienced a 20% drop in coin sales. In the US bar and coin sales data are not yet available but it is anticipated that while the second quarter may have lagged the first, it will still have grown compared with a year earlier. In the second quarter it is probably no longer the case that increases in US gold investment demand offset the decline in jewellery demand, as was the case in the first quarter. The prospect of rising inflation is expected to strengthen gold investment demand in the US going forward.



Hedge position

As at 30 June 2009, AngloGold Ashanti had the following outstanding forward-pricing commitments against future production. The total ounces committed on this date was 5.19Moz or 162t (as at 31 March 2009: 5.84Moz or 182t) and the total net delta tonnage of the hedge on this date was 4.41Moz or 137t (at 31 March 2009: 4.86Moz or 151t).

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $2.31bn (negative R17.84bn) as at 30 June 2009 (at 31 March 2009: negative $2.48bn – negative R23.84bn). The value was based on a gold price of $929 per ounce, exchange rates of R7.71/$ and A$/$0.8054 and the prevailing market interest rates and volatilities at the time.

As at 29 July 2009, the marked-to-market value of the hedge book was a negative $1.45bn (negative R11.45bn), based on a gold price of $935.30/oz and exchange rates of R7.90/$ and A$/$0.82 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are in no way predictive of the future value of the hedge position nor of future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

The following table indicates the group's **commodity hedge position** at 30 June 2009

	Year	2009	2010	2011	2012	2013	2014-2015	Total
US DOLLAR GOLD								
Forward contracts	Amount (oz)	*(1,100,067)	168,590	328,250	359,000	306,000	91,500	153,273
	**US$/oz	$897	($101)	$342	$388	$408	$510	($3,790)
Put options sold	Amount (oz)	450,000	235,860	148,000	85,500	60,500	60,500	1,040,360
	US$/oz	$814	$747	$623	$538	$440	$450	$706
Call options sold	Amount (oz)	560,000	1,173,630	1,281,770	811,420	574,120	709,470	5,110,410
	US$/oz	$793	$572	$546	$635	$601	$606	$608
A DOLLAR GOLD								
Forward contracts	Amount (oz)	*(31,000)	100,000					69,000
	A$/oz	A$925	A$707					A$610
Call options purchased	Amount (oz)	40,000	100,000					140,000
	A$/oz	A$694	A$712					A$707
*** Total net gold:	Delta (oz)	848,468	(1,188,743)	(1,481,476)	(1,052,744)	(814,031)	(719,507)	(4,408,033)
	Committed (oz)	611,067	(1,342,220)	(1,610,020)	(1,170,420)	(880,120)	(800,970)	(5,192,683)

*   Indicates a net long position resulting from forward purchase contracts.

**   The price represents the average weighted price, combining both forward sales and purchases for the period.

***   The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 30 June 2009.

The following table indicates the group's **currency hedge position** at 30 June 2009

	Year	2009	2010	2011	2012	2013	2014-2015	Total
RAND DOLLAR (000)								
Put options purchased	Amount ($)	50,000						50,000
	US$/R	R11.22						R11.22
Put options sold	Amount ($)	50,000						50,000
	US$/R	R9.73						R9.73
Call options sold	Amount ($)	50,000						50,000
	US$/R	R12.94						R12.94

Rounding of figures may result in computational discrepancies.



Group's **currency hedge position** at 30 June 2009 (continued)

	Year	2009	2010	2011	2012	2013	2014-2015	Total
A DOLLAR (000)								
Forward contracts	Amount ($)	270,000						270,000
	A$/US$	A$0.78						A$0.78
Put options purchased	Amount ($)	10,000						10,000
	A$/US$	A$0.69						A$0.69
Put options sold	Amount ($)	10,000						10,000
	A$/US$	A$0.76						A$0.76
Call options sold	Amount ($)	10,000						10,000
	A$/US$	A$0.64						A$0.64
BRAZILIAN REAL (000)								
Forward contracts	Amount ($)	39,000						39,000
	US$/BRL	BRL 2.07						BRL 2.07

Fair value of derivative analysis by accounting designation

	Normal sale exempted	Cash flow hedge accounted	Non-hedge accounted	Total
	US Dollar (millions) as at 30 June 2009			
Commodity option contracts	(437)	–	(1,241)	(1,678)
Foreign exchange option contracts	–	–	10	10
Forward sale commodity contracts	(667)	(43)	25	(685)
Forward foreign exchange contracts	–	–	5	5
Interest rate swaps	(16)	–	18	2
Total hedging contracts	**(1,120)**	**(43)**	**(1,183)**	**(2,346)**
Option component of convertible bond	–	–	(158)	(158)
Warrants on shares	–	–	*2	2
Total derivatives	**(1,120)**	**(43)**	**(1,339)**	**(2,502)**
Credit risk adjustment	**(76)**	**(1)**	**(170)**	**(247)**
Total derivatives - before credit risk adjustment	**(1,196)**	**(44)**	**(1,509)**	**(2,749)**

* Relates to B2Gold warrants

Post-close-out gold only hedge position report as at 25 July 2009

	Year	2009	2010	2011	2012	2013	2014-2015	Total
US DOLLAR GOLD								
Forward contracts	Amount (oz)	*(27,249)	*(198,860)	60,000	122,500	119,500	91,500	167,391
	**US$/oz	$1,637	$763	$227	$418	$477	$510	($167)
Put options sold	Amount (oz)	335,000	235,860	148,000	85,500	60,500	60,500	925,360
	US$/oz	$799	$747	$623	$538	$440	$450	$687
Call options sold	Amount (oz)	455,000	1,025,380	776,800	811,420	574,120	709,470	4,352,190
	US$/oz	$881	$602	$554	$635	$601	$606	$629
A DOLLAR GOLD								
Forward contracts	Amount (oz)	*(31,000)	100,000					69,000
	A$/oz	A$925	A$707					A$609
Call options purchased	Amount (oz)	40,000	100,000					140,000
	A$/oz	A$694	A$712					A$707
***Total net gold:	Delta (oz)	(184,904)	(696,906)	(751,334)	(824,731)	(632,117)	(724,938)	(3,814,930)
	Committed (oz)	(356,751)	(826,520)	(836,800)	(933,920)	(693,620)	(800,970)	(4,448,581)

* Indicates a net long position resulting from forward purchase contracts.

** The price represents the average weighted price, combining both forward sales and purchases for the period.

*** The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 25 July 2009.



Exploration

Total exploration expenditure during the second quarter, inclusive of expenditure at equity accounted associates, was $43m ($23m brownfields, $20m greenfields), compared with $31m ($15m brownfields, $16m greenfields) the previous quarter.

BROWNFIELDS EXPLORATION

In **South Africa**, surface drilling continued in the Project Zaaiplaats area with MMB5 continuing to drill deflection 5 which is designed to intersect the Vaal Reef along the Jersey Fault cut-off. By the end of the quarter, drilling had advanced from 2,653m to 2,874m. The Denny's Reef was intersected at 2,859m and a Vaal Reef intersection is now expected in August 2009. MZA9 continued drilling a long deflection to the east, and reached a depth of 2,380m. The first reef intersection is only expected in the fourth quarter. MGR8 advanced to 3,023m. In the Moab North area, Borehole MCY4 was stopped after obstructions in the hole could not be cleared. Rehabilitation and a move to MGR6 are underway. In the West Rand, drilling of UD51 commenced early in June. The hole is currently at a depth of 2,578m and is expected to intercept the VCR at about 3,900m.

At Obuasi in **Ghana**, exploration continued with two holes advancing below 50 level. These holes are all targeted at the Obuasi Fissure in the KMS Deeps area.

In **Argentina**, at Cerro Vanguardia, the exploration programme continued with 20,036m of Mineral Resource delineation drilling, 8,643m of reconnaissance drilling and 2,159m drilling for the underground project. For the El Volcan project initial exploration has started and a detailed airborne magnetometry survey is planned for the summer.

In **Australia**, at Sunrise Dam, 10,007m were drilled from 35 diamond drill holes during the quarter. These aimed to infill and extend surface and underground lodes within the immediate mine area. The extensions of the high-grade GQ, Astro and Cosmo lodes were specifically targeted with significant intercepts being obtained. The extensions of these lodes are likely to result in significant mineral resource additions and results of their impact will be forthcoming in the next few months. Additional investigations on the extensions to high-grade gold mineralisation that lies open below 1km vertical, continues. Assessment of the potential for further internal cutback opportunities to Mega Pit are continuing and the outcomes of this work are anticipated during the next period. The regional drilling at the Wilga project (AGA earning 70% from Chalice Ltd), located 10km from Sunrise Dam, commenced. During the period, 7,726m were drilled from 180 aircore holes with results pending.

In **Brazil**, at the Córrego do Sítio Sulphide Project, drilling continued with 2,770m being drilled from surface and 1,614m drilled from underground. At the Lamego project, 1,856m of surface drilling was completed. At Serra Grande, drilling focused on Fiuca and Pequizão, with a total of 5,088m being drilled.

At Siguiri in **Guinea**, exploration continued to focus on the generation of new targets with soil sampling of Setiguiya & Sintroko East, target delineation along the southern extension of Sintroko and selected drilling of the combined pits. Mapping and modelling of pits and drill hole data has focused on developing the structural setting and controls for the Siguiri mineralisation.

At Geita in **Tanzania**, focus for the quarter has been on target delineation, infill and extensional drilling. Compilation and review of exploration targets has been completed with 41 targets identified and geological reconnaissance of EM targets is now underway. At Kalondwa Hill, drilling is nearing completion, with geological & structural mapping ongoing to assist with developing the geological understanding and controls. Drill planning for Matandani-Kukuluma-Area 3 gaps is underway while at Chipaka, RC infill drilling has been completed. Two diamond drill holes were completed at Star & Comet as part of Mineral Resource risk amelioration.

At Morila, in **Mali**, diamond drilling was completed in April 2009 with no significant intersections. At Sadiola and Yatela, steady progress is being made with the regional exploration programme with anomalous and ore-grade intersections being returned from gravity anomalies close to Yatela (e.g. YN, YG3, YG6), in addition to ore-grade intersections below the previously mined Alamoutala pit. A recent review of the structural controls of the Sadiola & Yatela mineralisation, including satellite deposits such as Alamoutala and the FE group, has highlighted significant potential for deeper drilling in order to target sulphide mineralisation. Targets based on this interpretation are being developed and will be incorporated into the current exploration programme.



At Navachab in **Namibia**, drilling continued with 60 holes, totalling 11,717m being completed. On-mine exploration focused mainly on the HW vein down plunge extension project and the NP2 down plunge extension. Regional exploration focused mainly on the Gecko project with 1,637m being drilled at Gecko central and 300m being drilled in the Gecko south area. The exploration has now shifted to infill drilling which is designed to close the gap between Gecko South and Gecko Central.

At Cripple Creek & Victor in the **United States**, drilling continues to evaluate the Squaw Gulch and North Cresson areas with 17,404m being drilled. Drilling for the High Grade Study was focused along the east wall of the Cresson deposit. There was very little drilling for the High Grade Study programme as the drills were utilised in the evaluation of Squaw Gulch. Drilling will resume during the current quarter.

GREENFIELD EXPLORATION

Greenfield exploration activities were undertaken in eight regions during the quarter: the Americas, Australia, China, the Democratic Republic of Congo, the Middle East, North Africa, Russia, Southeast Asia and Sub-Saharan Africa. A total of 41,798m of DDH, RC and AC drilling was completed at existing priority targets and used to delineate new targets in Australia.

In **Australia** the prefeasibility study on the Tropicana Joint Venture Project was completed during the quarter. Work has continued simultaneously on defining exploration targets within trucking distance of Tropicana. A total of 841 AC holes were drilled for 35,763m, 34 RC holes for 4,950m and 13 DDH holes for 1,680m. Auger sampling continued, with 18,762 samples collected across areas along the Tropicana-Havana trend. RC and diamond drilling was focused around Tropicana Group mining leases with significant results returned from RC drilling at Screaming Lizard, including 12m @ 2.46g/t Au and diamond drilling at Havana South including 9m @ 7.22g/t Au from 259m and 13m @ 5.86g/t Au from 255m. The Havana South holes targeted a zone of interpreted mineralisation between two bounding faults located outside of the current pit shell. Significant aircore results include: 4m @ 0.44g/t from 16m at Medusa; 4m @ 1.2g/t from 12m and 4m @ 0.27g/t from 20m at Angels Kiss; as well as 4m @ 0.68g/t Au from 36m and 7m @ 0.27g/t Au from 48m at Purple Haze. AC drilling commenced on the $230km^2$, wholly owned Bronco Plains project located southwest of the Tropicana JV, with 36 holes for 2,721m completed. Assay results are outstanding.

In **Colombia**, Phase I and Phase II greenfield exploration was completed by AngloGold Ashanti and by its joint venture partners B2Gold Corporation and Mineros S.A. At the wholly owned La Colosa project, an exploration permit that allows for the continued drill evaluation of the exploration contract, in a limited area, was awarded by the Colombian Ministry of Mines and Energy. The total area under exploration in Colombia at the end of the quarter was $27,874km^2$.

Work in the rest of the **Americas** focused on target generation and property reviews, with good progress made on increasing our footprint in Canada. A joint venture was signed with Laurentian Goldfields during the quarter to advance greenfields exploration in Quebec, Ontario and Saskatchewan.

In **China**, exploration work is ongoing on the Jinchanggou project, while tenement applications on regional targets and target-generation work is continuing elsewhere in the country.

In **Southeast Asia**, project generation activities and evaluation of opportunities are ongoing in a number of areas.

In **Sub-Saharan Africa**, project generation work and property appraisal work continues in West, Central and East Africa. In Gabon an $8,000km^2$ authorisation permit over the Ogooue Property was awarded.

No drilling took place in the **Democratic Republic of the Congo** during the quarter. Outstanding results for 19 drill holes completed in late 2008 were received during the quarter. The best intersections received were 12m @ 16.31 g/t Au from 81m, 7m @ 24.47 g/t Au from 69m, 4m @ 10.5 g/t Au from 119m & 9m @ 7.6 g/t Au from 88m.

A Strategic Alliance to explore and ultimately develop mining operations in the **Middle East & North Africa** was formed between AngloGold Ashanti and Thani Investments during the second quarter.



Group **operating results**

			Quarter ended			Six month ended		Quarter ended			Six months ended	
			Jun 2009	Mar 2009	Jun 2008	Jun 2009	Jun 2008	Jun 2009	Mar 2009	Jun 2008	Jun 2009	Jun 2008
					Unaudited					Unaudited		
			Rand / Metric					Dollar / Imperial				
OPERATING RESULTS												
UNDERGROUND OPERATIONS												
Milled	- 000 tonnes	/ - 000 tons	**2,912**	3,032	3,030	5,945	5,931	**3,210**	3,343	3,340	6,553	6,537
Yield	- g / t	/ - oz / t	**6.33**	6.22	7.08	6.27	7.02	**0.185**	0.181	0.206	0.183	0.205
Gold produced	- kg	/ - oz (000)	**18,424**	18,857	21,444	37,281	41,608	**592**	606	690	1,199	1,338
SURFACE AND DUMP RECLAMATION												
Treated	- 000 tonnes	/ - 000 tons	**3,345**	3,264	2,875	6,608	5,701	**3,687**	3,598	3,169	7,284	6,284
Yield	- g / t	/ - oz / t	**0.49**	0.56	0.38	0.53	0.42	**0.014**	0.016	0.011	0.015	0.012
Gold produced	- kg	/ - oz (000)	**1,653**	1,824	1,100	3,477	2,418	**53**	59	35	112	78
OPEN-PIT OPERATIONS												
Mined	- 000 tonnes	/ - 000 tons	**43,894**	45,352	44,336	89,246	90,890	**48,385**	49,992	48,872	98,377	100,189
Treated	- 000 tonnes	/ - 000 tons	**6,487**	5,737	6,164	12,224	12,496	**7,151**	6,324	6,795	13,475	13,774
Stripping ratio	- t (mined total - mined ore) / t mined ore		**6.35**	5.44	5.33	5.86	5.11	**6.35**	5.44	5.33	5.86	5.11
Yield	- g / t	/ - oz / t	**1.92**	1.99	2.25	1.95	2.17	**0.056**	0.058	0.066	0.057	0.063
Gold in ore	- kg	/ - oz (000)	**8,231**	7,750	12,411	15,981	24,677	**265**	249	399	514	793
Gold produced	- kg	/ - oz (000)	**12,430**	11,406	13,879	23,836	27,118	**400**	367	446	766	872
HEAP LEACH OPERATIONS												
Mined	- 000 tonnes	/ - 000 tons	**14,489**	13,882	14,328	28,371	27,567	**15,971**	15,302	15,794	31,274	30,387
Placed [1]	- 000 tonnes	/ - 000 tons	**5,195**	5,605	6,168	10,800	11,576	**5,727**	6,179	6,799	11,905	12,760
Stripping ratio	- t (mined total - mined ore) / t mined ore		**1.67**	1.51	1.45	1.59	1.44	**1.67**	1.51	1.45	1.59	1.44
Yield [2]	- g / t	/ - oz / t	**0.71**	0.57	0.64	0.64	0.65	**0.021**	0.017	0.019	0.019	0.019
Gold placed [3]	- kg	/ - oz (000)	**3,692**	3,220	3,929	6,912	7,542	**119**	104	126	222	242
Gold produced	- kg	/ - oz (000)	**2,543**	2,219	2,561	4,762	5,050	**82**	71	82	153	162
TOTAL												
Gold produced	- kg	/ - oz (000)	**35,050**	34,306	38,984	69,356	76,194	**1,127**	1,103	1,253	2,230	2,450
Gold sold	- kg	/ - oz (000)	**34,459**	32,584	38,704	67,043	75,802	**1,108**	1,048	1,244	2,155	2,437
Price received	- R / kg	/ - $ / oz - sold	**241,505**	273,109	(44,303)	256,862	67,390	**897**	858	(157)	878	289
Price received normalised for accelerated settlement of non-hedge derivatives	- R / kg	/ - $ / oz - sold	**241,505**	273,109	178,796	256,862	181,303	**897**	858	717	878	736
Total cash costs	- R / kg	/ - $ / oz - produced	**127,956**	141,552	108,195	134,681	106,429	**472**	445	434	458	433
Total production costs	- R / kg	/ - $ / oz - produced	**161,909**	180,751	138,115	171,229	137,238	**598**	568	554	583	558
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/ - oz	**313**	293	340	303	322	**10.08**	9.42	10.93	9.75	10.34
Actual	- g	/ - oz	**289**	287	320	288	311	**9.30**	9.23	10.27	9.27	10.00
CAPITAL EXPENDITURE	- Rm	/ - $m	**2,228**	2,381	2,357	4,608	4,287	**261**	241	304	502	561

[1] Tonnes (tons) placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

Rounding of figures may result in computational discrepancies.



Group **income statement**

SA Rand million	Notes	Quarter ended June 2009 Unaudited	Quarter ended March 2009 Unaudited	Quarter ended June 2008 Unaudited	Six months ended June 2009 Unaudited	Six months ended June 2008 Restated Unaudited
Revenue	2	**6,817**	6,824	7,950	13,641	14,813
Gold income		**6,481**	6,518	7,749	12,999	14,406
Cost of sales	3	**(5,212)**	(5,621)	(4,894)	(10,833)	(9,482)
Gain (loss) on non-hedge derivatives and other commodity contracts	4	**1,783**	205	(1,425)	1,987	(7,024)
Gross profit (loss)		**3,051**	1,102	1,431	4,153	(2,099)
Corporate administration and other expenses		**(300)**	(351)	(255)	(651)	(473)
Market development costs		**(25)**	(28)	(24)	(52)	(48)
Exploration costs		**(243)**	(221)	(266)	(465)	(534)
Other operating expenses	5	**(51)**	(50)	(48)	(102)	(16)
Operating special items	6	**739**	(60)	273	679	355
Operating profit (loss)		**3,171**	391	1,111	3,562	(2,815)
Interest received		**92**	97	101	190	181
Exchange gain (loss)		**285**	16	(16)	301	(26)
Fair value adjustment on option component of convertible bond		**(123)**	-	12	(123)	183
Finance costs and unwinding of obligations		**(322)**	(252)	(213)	(573)	(466)
Share of equity accounted investments' profit (loss)		**160**	223	(770)	383	(699)
Profit (loss) before taxation		**3,263**	476	225	3,739	(3,642)
Taxation	7	**(915)**	(384)	(471)	(1,299)	(323)
Profit (loss) after taxation from continuing operations		**2,348**	92	(246)	2,440	(3,965)
Discontinued operations						
Profit from discontinued operations		**-**	-	191	-	188
Profit (loss) for the period		**2,348**	92	(55)	2,440	(3,777)
Allocated as follows:						
Equity shareholders		**2,304**	1	(176)	2,305	(3,988)
Minority interest		**44**	91	121	135	211
		2,348	92	(55)	2,440	(3,777)
Basic profit (loss) per ordinary share (cents) [1]						
Profit (loss) from continuing operations		**642**	-	(130)	643	(1,478)
Profit from discontinued operations		**-**	-	68	-	67
Profit (loss)		**642**	-	(62)	643	(1,412)
Diluted profit (loss) per ordinary share (cents) [2]						
Profit (loss) from continuing operations		**641**	-	(130)	641	(1,478)
Profit from discontinued operations		**-**	-	68	-	67
Profit (loss)		**641**	-	(62)	641	(1,412)

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.



Group **income statement**

US Dollar million	Notes	Quarter ended June 2009 Unaudited	Quarter ended March 2009 Unaudited	Quarter ended June 2008 Unaudited	Six months ended June 2009 Unaudited	Six months ended June 2008 Restated Unaudited
Revenue	2	**814**	689	1,023	1,503	1,929
Gold income		**773**	658	997	1,431	1,876
Cost of sales	3	**(617)**	(568)	(632)	(1,185)	(1,239)
Gain (loss) on non-hedge derivatives and other commodity contracts	4	**231**	20	(248)	252	(620)
Gross profit		**387**	111	117	498	18
Corporate administration and other expenses		**(36)**	(35)	(33)	(71)	(62)
Market development costs		**(3)**	(3)	(3)	(6)	(6)
Exploration costs		**(29)**	(22)	(34)	(51)	(70)
Other operating expenses	5	**(6)**	(5)	(6)	(11)	(2)
Operating special items	6	**92**	(6)	36	86	47
Operating profit (loss)		**406**	39	77	445	(75)
Interest received		**11**	10	13	21	24
Exchange gain (loss)		**36**	1	(3)	38	(4)
Fair value adjustment on option component of convertible bond		**(15)**	-	2	(15)	24
Finance costs and unwinding of obligations		**(39)**	(25)	(28)	(64)	(61)
Share of equity accounted investments' profit (loss)		**19**	23	(97)	41	(88)
Profit (loss) before taxation		**418**	48	(35)	465	(180)
Taxation	7	**(113)**	(39)	(61)	(152)	(46)
Profit (loss) after taxation from continuing operations		**304**	9	(96)	313	(226)
Discontinued operations						
Profit from discontinued operations		**-**	-	24	-	24
Profit (loss) for the period		**304**	9	(72)	313	(202)
Allocated as follows:						
Equity shareholders		**299**	-	(87)	299	(229)
Minority interest		**5**	9	15	14	27
		304	9	(72)	313	(202)
Basic profit (loss) per ordinary share (cents) [1]						
Profit (loss) from continuing operations		**83**	-	(39)	83	(90)
Profit from discontinued operations		**-**	-	9	-	8
Profit (loss)		**83**	-	(31)	83	(81)
Diluted profit (loss) per ordinary share (cents) [2]						
Profit (loss) from continuing operations		**83**	-	(39)	83	(90)
Profit from discontinued operations		**-**	-	9	-	8
Profit (loss)		**83**	-	(31)	83	(81)

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.



Group statement of **comprehensive income**

SA Rand million	Quarter ended June 2009 Unaudited	Quarter ended March 2009 Unaudited	Quarter ended June 2008 Unaudited	Six months ended June 2009 Unaudited	Six months ended June 2008 Restated Unaudited
Profit (loss) for the period	**2,348**	92	(55)	2,440	(3,777)
Exchange differences on translation of foreign operations	**(2,401)**	176	(526)	(2,225)	4,173
Net loss on cash flow hedges reported in gold sales	**322**	530	523	852	1,017
Net gain (loss) on cash flow hedges	**321**	(171)	64	150	(763)
Hedge ineffectiveness on cash flow hedges	**7**	36	(15)	43	(2)
Realised gains (losses) on hedges of capital items	**36**	(15)	-	21	-
Deferred taxation thereon	**(176)**	(91)	(156)	(267)	(64)
	510	289	416	799	188
Net (loss) gain on available for sale financial assets	**(47)**	83	6	36	(67)
Release on disposal of available for sale financial assets	**-**	-	(6)	-	(6)
Deferred taxation thereon	**(1)**	(3)	(1)	(4)	16
	(48)	80	(1)	32	(57)
Actuarial loss recognised	**-**	-	-	-	-
Deferred taxation thereon	**-**	-	-	-	(3)
	-	-	-	-	(3)
Other comprehensive (expense) income for the period net of tax	**(1,939)**	545	(111)	(1,394)	4,301
Total comprehensive income (expense) for the period net of tax	**409**	637	(166)	1,046	524
Allocated as follows:					
Equity shareholders	**361**	540	(293)	901	306
Minority interest	**48**	97	127	145	218
	409	637	(166)	1,046	524

Rounding of figures may result in computational discrepancies.



Group statement of **comprehensive income**

US Dollar million	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008
		Restated	Restated		Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Profit (loss) for the period	**304**	9	(72)	313	(202)
Exchange differences on translation of foreign operations	**290**	(16)	72	274	(76)
Net loss on cash flow hedges reported in gold sales	**39**	54	67	93	133
Net gain (loss) on cash flow hedges	**33**	(17)	10	16	(100)
Hedge ineffectiveness on cash flow hedges	**2**	3	(2)	5	-
Realised gains (losses) on hedges of capital items	**4**	(2)	-	2	-
Deferred taxation thereon	**(24)**	(9)	(20)	(33)	(8)
	54	29	55	83	25
Net (loss) gain on available for sale financial assets	**(4)**	8	-	4	(9)
Release on disposal of available for sale financial assets	**-**	-	(1)	-	(1)
Deferred taxation thereon	**-**	-	-	-	2
	(4)	8	(1)	4	(8)
Actuarial loss recognised	**-**	-	-	-	-
Deferred taxation thereon	**-**	-	-	-	-
	-	-	-	-	-
Other comprehensive income (expense) for the period net of tax	**340**	21	126	361	(59)
Total comprehensive income (expense) for the period net of tax	**644**	30	54	674	(261)
Allocated as follows:					
Equity shareholders	**639**	20	38	659	(289)
Minority interest	**5**	10	16	15	28
	644	30	54	674	(261)

Rounding of figures may result in computational discrepancies.



Group **statement of financial position**

SA Rand million	Note	As at June 2009 Unaudited	As at March 2009 Unaudited	As at December 2008 Unaudited	As at June 2008 Unaudited
ASSETS					
Non-current assets					
Tangible assets		**37,111**	41,404	41,081	53,040
Intangible assets		**1,264**	1,408	1,403	3,491
Investments in associates and equity accounted joint ventures		**1,805**	2,897	2,814	2,447
Other investments		**820**	704	625	633
Inventories		**2,432**	2,884	2,710	2,445
Trade and other receivables		**696**	716	585	584
Derivatives		**15**	-	-	-
Deferred taxation		**390**	477	475	533
Other non-current assets		**31**	36	32	281
		44,564	50,525	49,725	63,454
Current assets					
Inventories		**5,212**	5,877	5,663	5,206
Trade and other receivables		**3,534**	1,827	2,076	1,847
Derivatives		**3,551**	4,744	5,386	4,810
Current portion of other non-current assets		**2**	2	2	2
Cash restricted for use		**487**	443	415	547
Cash and cash equivalents		**17,768**	5,874	5,438	3,661
		30,554	18,767	18,980	16,072
Non-current assets held for sale		**669**	9,104	7,497	10
		31,223	27,871	26,477	16,082
TOTAL ASSETS		**75,787**	78,396	76,202	79,536
EQUITY AND LIABILITIES					
Share capital and premium	10	**37,547**	37,513	37,336	22,495
Retained earnings and other reserves		**(13,570)**	(13,995)	(14,380)	(5,931)
Minority interests		**792**	893	790	637
Total equity		**24,768**	24,411	23,746	17,200
Non-current liabilities					
Borrowings		**12,857**	9,147	8,224	7,361
Environmental rehabilitation and other provisions		**3,492**	3,934	3,860	3,853
Provision for pension and post-retirement benefits		**1,279**	1,299	1,293	1,247
Trade, other payables and deferred income		**111**	115	99	68
Derivatives		**1,215**	-	235	350
Deferred taxation		**6,032**	6,153	5,838	7,925
		24,986	20,648	19,549	20,804
Current liabilities					
Current portion of borrowings		**7,846**	9,745	10,046	10,093
Trade, other payables and deferred income		**4,014**	4,683	4,946	12,437
Derivatives		**13,011**	17,376	16,426	18,126
Taxation		**1,098**	803	1,033	876
		25,969	32,607	32,451	41,532
Non-current liabilities held for sale		**64**	731	456	-
		26,033	33,338	32,907	41,532
Total liabilities		**51,019**	53,986	52,456	62,336
TOTAL EQUITY AND LIABILITIES		**75,787**	78,396	76,202	79,536
Net asset value - cents per share		**6,916**	6,818	6,643	6,101

Rounding of figures may result in computational discrepancies.



Group **statement of financial position**

US Dollar million	Note	As at June 2009 Unaudited	As at March 2009 Restated Unaudited	As at December 2008 Restated Unaudited	As at June 2008 Restated Unaudited
ASSETS					
Non-current assets					
Tangible assets		**4,813**	4,320	4,345	6,771
Intangible assets		**164**	147	148	446
Investments in associates and equity accounted joint ventures		**234**	302	298	313
Other investments		**106**	73	66	81
Inventories		**315**	301	287	312
Trade and other receivables		**90**	75	62	75
Derivatives		**2**	-	-	-
Deferred taxation		**51**	50	50	68
Other non-current assets		**4**	4	3	36
		5,780	5,271	5,259	8,101
Current assets					
Inventories		**676**	613	599	665
Trade and other receivables		**458**	190	220	236
Derivatives		**461**	495	570	614
Current portion of other non-current assets		**-**	-	-	-
Cash restricted for use		**63**	46	44	70
Cash and cash equivalents		**2,305**	613	575	467
		3,963	1,957	2,008	2,051
Non-current assets held for sale		**87**	950	793	1
		4,050	2,907	2,801	2,052
TOTAL ASSETS		**9,830**	8,178	8,060	10,153
EQUITY AND LIABILITIES					
Share capital and premium	10	**5,508**	5,503	5,485	3,624
Retained earnings and other reserves		**(2,398)**	(3,049)	(3,057)	(1,509)
Minority interests		**103**	93	83	81
Total equity		**3,212**	2,547	2,511	2,196
Non-current liabilities					
Borrowings		**1,668**	954	870	940
Environmental rehabilitation and other provisions		**453**	410	408	492
Provision for pension and post-retirement benefits		**166**	135	137	159
Trade, other payables and deferred income		**14**	12	11	9
Derivatives		**158**	-	25	45
Deferred taxation		**782**	642	617	1,012
		3,241	2,153	2,068	2,656
Current liabilities					
Current portion of borrowings		**1,018**	1,017	1,063	1,288
Trade, other payables and deferred income		**521**	489	524	1,588
Derivatives		**1,687**	1,813	1,737	2,314
Taxation		**142**	84	109	112
		3,368	3,402	3,433	5,301
Non-current liabilities held for sale		**8**	76	48	-
		3,376	3,478	3,481	5,301
Total liabilities		**6,617**	5,631	5,549	7,957
TOTAL EQUITY AND LIABILITIES		**9,830**	8,178	8,060	10,153
Net asset value - cents per share		**897**	711	702	779

Rounding of figures may result in computational discrepancies.



Group **statement of cashflows**

SA Rand million	Quarter ended June 2009 Unaudited	Quarter ended March 2009 Unaudited	Quarter ended June 2008 Unaudited	Six months ended June 2009 Unaudited	Six months ended June 2008 Restated Unaudited
Cash flows from operating activities					
Receipts from customers	**6,928**	6,404	7,991	13,332	14,527
Payments to suppliers and employees	**(5,135)**	(3,726)	(7,352)	(8,861)	(12,025)
Cash generated from operations	**1,793**	2,678	639	4,471	2,502
Cash utilised by discontinued operations	**-**	-	(16)	-	(16)
Dividend received from equity accounted investments	**421**	173	342	594	342
Taxation paid	**(340)**	(423)	(430)	(764)	(749)
Cash utilised for hedge book settlements	**-**	-	(749)	-	(774)
Net cash inflow (outflow) from operating activities	**1,874**	2,427	(215)	4,301	1,305
Cash flows from investing activities					
Capital expenditure	**(2,189)**	(2,387)	(2,348)	(4,576)	(4,265)
Proceeds from disposal of tangible assets	**7,156**	17	21	7,173	243
Proceeds from disposal of assets of discontinued operations	**-**	-	77	-	78
Other investments acquired	**(33)**	(160)	(78)	(193)	(344)
Associates acquired	**(9)**	-	-	(9)	-
Proceeds on disposal of associate	**-**	-	396	-	396
Associates' loans repaid	**3**	1	-	3	31
Proceeds from disposal of investments	**60**	165	105	225	312
Decrease (increase) in cash restricted for use	**10**	(104)	(119)	(94)	(168)
Interest received	**88**	98	99	186	185
Loans advanced	**(1)**	-	-	(1)	(3)
Repayment of loans advanced	**1**	1	1	1	-
Net cash inflow (outflow) from investing activities	**5,086**	(2,370)	(1,846)	2,716	(3,536)
Cash flows from financing activities					
Proceeds from issue of share capital	**15**	114	21	130	86
Share issue expenses	**(6)**	(4)	-	(11)	-
Proceeds from borrowings	**7,092**	10,938	1,903	18,030	3,107
Repayment of borrowings	**(1,003)**	(10,135)	(33)	(11,138)	(187)
Finance costs paid	**(245)**	(410)	(30)	(655)	(280)
Advanced proceeds from rights offer	**-**	-	6	-	6
Dividends paid	**-**	(178)	(49)	(178)	(202)
Net cash inflow from financing activities	**5,853**	325	1,818	6,178	2,531
Net increase (decrease) in cash and cash equivalents	**12,813**	382	(243)	13,195	300
Translation	**(919)**	54	56	(865)	115
Cash and cash equivalents at beginning of period	**5,874**	5,438	3,848	5,438	3,246
Cash and cash equivalents at end of period	**17,768**	5,874	3,661	17,768	3,661
Cash generated from operations					
Profit (loss) before taxation	**3,263**	476	225	3,739	(3,642)
Adjusted for:					
Movement on non-hedge derivatives and other commodity contracts	**(525)**	1,621	(244)	1,095	5,036
Amortisation of tangible assets	**1,095**	1,261	1,102	2,356	2,122
Finance costs and unwinding of obligations	**322**	252	213	573	466
Environmental, rehabilitation and other expenditure	**(27)**	16	(27)	(11)	58
Operating special items	**(733)**	60	(273)	(672)	(355)
Amortisation of intangible assets	**4**	6	4	10	8
Deferred stripping	**(263)**	(313)	36	(575)	(154)
Fair value adjustment on option components of convertible bond	**123**	-	(12)	123	(183)
Interest receivable	**(92)**	(97)	(101)	(190)	(181)
Share of equity accounted investments' (profit) loss	**(160)**	(223)	770	(383)	699
Other non-cash movements	**(285)**	84	134	(202)	116
Movements in working capital	**(928)**	(464)	(1,189)	(1,393)	(1,489)
	1,793	2,678	639	4,471	2,502
Movements in working capital					
Decrease (increase) in inventories	**1,153**	(440)	(677)	713	(2,117)
Decrease (increase) in trade and other receivables	**131**	(337)	(126)	(206)	(512)
(Decrease) increase in trade and other payables	**(2,212)**	313	(386)	(1,899)	1,140
	(928)	(464)	(1,189)	(1,393)	(1,489)

Rounding of figures may result in computational discrepancies.



Group **statement of cashflows**

US Dollar million	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from operating activities					
Receipts from customers	**811**	646	1,026	1,457	1,897
Payments to suppliers and employees	**(575)**	(378)	(937)	(953)	(1,593)
Cash generated from operations	**236**	268	89	504	304
Cash utilised by discontinued operations	**-**	-	(2)	-	(2)
Dividend received from equity accounted investments	**59**	18	43	77	44
Taxation paid	**(40)**	(43)	(56)	(83)	(101)
Cash utilised for hedge book settlements	**-**	-	(94)	-	(94)
Net cash inflow (outflow) from operating activities	**255**	243	(20)	498	151
Cash flows from investing activities					
Capital expenditure	**(257)**	(241)	(303)	(499)	(558)
Proceeds from disposal of tangible assets	**893**	2	3	895	32
Proceeds from disposal of assets of discontinued operations	**-**	-	10	-	10
Other investments acquired	**(5)**	(16)	(10)	(21)	(45)
Associates acquired	**(1)**	-	-	(1)	-
Proceeds on disposal of associate	**-**	-	50	-	50
Associates' loans repaid	**-**	-	-	-	4
Proceeds from disposal of investments	**8**	17	13	25	41
Decrease (increase) in cash restricted for use	**1**	(10)	(16)	(9)	(23)
Interest received	**11**	10	13	20	23
Loans advanced	**-**	-	-	-	-
Repayment of loans advanced	**-**	-	-	-	-
Net cash inflow (outflow) from investing activities	**650**	(239)	(241)	411	(466)
Cash flows from financing activities					
Proceeds from issue of share capital	**3**	12	3	14	11
Share issue expenses	**(1)**	-	-	(1)	-
Proceeds from borrowings	**856**	1,105	247	1,961	407
Repayment of borrowings	**(111)**	(1,024)	(4)	(1,135)	(25)
Finance costs paid	**(31)**	(41)	(3)	(72)	(37)
Advanced proceeds from rights offer	**-**	-	1	-	1
Dividends paid	**-**	(18)	(6)	(18)	(25)
Net cash inflow from financing activities	**716**	33	236	749	332
Net increase (decrease) in cash and cash equivalents	**1,621**	37	(25)	1,658	16
Translation	**71**	1	16	72	(26)
Cash and cash equivalents at beginning of period	**613**	575	475	575	477
Cash and cash equivalents at end of period	**2,305**	613	467	2,305	467
Cash generated from operations					
Profit (loss) before taxation	**418**	48	(35)	465	(180)
Adjusted for:					
Movement on non-hedge derivatives and other commodity contracts	**(81)**	164	37	84	365
Amortisation of tangible assets	**130**	127	142	258	278
Finance costs and unwinding of obligations	**39**	25	28	64	61
Environmental, rehabilitation and other expenditure	**(3)**	2	(3)	(1)	7
Operating special items	**(92)**	6	(36)	(85)	(47)
Amortisation of intangible assets	**1**	1	-	1	1
Deferred stripping	**(31)**	(32)	3	(62)	(20)
Fair value adjustment on option components of convertible bond	**15**	-	(2)	15	(24)
Interest receivable	**(11)**	(10)	(13)	(21)	(24)
Share of equity accounted investments' (profit) loss	**(19)**	(23)	97	(41)	88
Other non-cash movements	**(36)**	8	17	(28)	15
Movements in working capital	**(94)**	(49)	(146)	(144)	(217)
	236	268	89	504	304
Movements in working capital					
Increase in inventories	**(74)**	(34)	(115)	(108)	(164)
Increase in trade and other receivables	**(44)**	(32)	(23)	(76)	(39)
Increase (decrease) in trade and other payables	**24**	17	(8)	41	(14)
	(94)	(49)	(146)	(144)	(217)

Rounding of figures may result in computational discrepancies.



Group **statement of changes in equity**

SA Rand million	Share capital & premium	Other capital reserves	Retained earnings	Cash flow hedge reserve	Available for sale reserve	Actuarial (losses) gains	Foreign currency translation reserve	Total	Minority interests	Total equity
Balance at December 2007 - restated	22,371	714	(5,524)	(1,634)	59	(108)	326	16,204	429	16,633
(Loss) profit for the period			(3,988)					(3,988)	211	(3,777)
Comprehensive income (expense)				181	(57)	(3)	4,173	4,294	7	4,301
Total comprehensive (expense) income	-	-	(3,988)	181	(57)	(3)	4,173	306	218	524
Shares issued	124							124		124
Share-based payment for share awards		186						186		186
Dividends paid			(148)					(148)		(148)
Dividends of subsidiaries								-	(53)	(53)
Transfers to other reserves		12	(12)					-		-
Translation		(3)		(107)	(1)	2		(109)	43	(66)
Balance at June 2008 - restated	22,495	909	(9,672)	(1,560)	1	(109)	4,499	16,563	637	17,200
Balance at December 2008 - restated	37,336	799	(22,879)	(1,008)	(18)	(347)	9,073	22,956	790	23,746
Profit for the period			2,305					2,305	135	2,440
Comprehensive income (expense)				789	32		(2,225)	(1,404)	10	(1,394)
Total comprehensive income (expense)	-	-	2,305	789	32	-	(2,225)	901	145	1,046
Shares issued	211							211		211
Share-based payment for share awards		70						70		70
Dividends paid			(178)					(178)		(178)
Translation		(11)		20	5	2		16	(143)	(127)
Balance at June 2009	37,547	858	(20,752)	(199)	19	(345)	6,848	23,976	792	24,768
US Dollar million										
Balance at December 2007 - restated	3,608	105	(1,020)	(240)	9	(16)	(67)	2,379	63	2,442
(Loss) profit for the period			(229)					(229)	27	(202)
Comprehensive income (expense)				24	(8)		(76)	(60)	1	(59)
Total comprehensive (expense) income	-	-	(229)	24	(8)	-	(76)	(289)	28	(261)
Shares issued	16							16		16
Share-based payment for share awards		24						24		24
Dividends paid			(18)					(18)		(18)
Dividends of subsidiaries								-	(7)	(7)
Transfers to other reserves		2	(2)					-		-
Translation		(15)		17	(1)	2		3	(3)	-
Balance at June 2008 - restated	3,624	116	(1,269)	(199)	-	(14)	(143)	2,115	81	2,196
Balance at December 2008 - restated	5,485	85	(2,368)	(107)	(2)	(37)	(628)	2,428	83	2,511
Profit for the period			299					299	14	313
Comprehensive income				82	4		274	360	1	361
Total comprehensive income	-	-	299	82	4	-	274	659	15	674
Shares issued	23							23		23
Share-based payment for share awards		8						8		8
Dividends paid			(18)					(18)		(18)
Translation		18		(1)	-	(8)		9	5	14
Balance at June 2009	5,508	111	(2,087)	(26)	2	(45)	(354)	3,109	103	3,212

Rounding of figures may result in computational discrepancies.



Segmental reporting

for the quarter and six months ended 30 June 2009

AngloGold Ashanti has implemented IFRS8 "Operating Segments" with effect from 1 January 2009 and this has resulted in a change to the segmental information reported by Anglogold Ashanti. Comparative information has been presented on a consistent basis. AngloGold Ashanti's operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Management team, collectively identified as the Chief Operating Decision Maker. Individual members of the Executive Management team are responsible for geographic regions of the business.

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2009	Mar 2009	Jun 2008	Jun 2009	Jun 2008 Restated	Jun 2009	Mar 2009	Jun 2008	Jun 2009	Jun 2008 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Gold income										
Southern Africa	**3,391**	3,045	3,141	6,437	5,675	**404**	307	404	712	739
Rest of Africa	**1,701**	1,482	3,435	3,182	5,389	**202**	150	439	352	697
Australia [1]	**(104)**	626	92	522	819	**(13)**	63	14	50	110
South America	**1,205**	1,122	299	2,327	1,372	**145**	113	40	258	182
North America	**288**	243	782	531	1,151	**35**	24	100	59	148
	6,481	6,518	7,749	12,999	14,406	**773**	658	997	1,431	1,876

[1] The gold loss for Australia is due to the differing accounting treatment of normal sale exempted contracts and realised non-hedge derivatives. Normal sale exempted contracts are disclosed under "gold income" whilst realised non-hedge derivatives are disclosed under "non-hedge derivative and other commodity contracts". On an aggregated basis the loss on "gold income" and the significant gain on the "non-hedge derivatives" resulted in a total gold price received of $892/oz.

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2009	Mar 2009	Jun 2008	Jun 2009	Jun 2008 Restated	Jun 2009	Mar 2009	Jun 2008	Jun 2009	Jun 2008 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts										
Southern Africa	**1,186**	1,684	(3,111)	2,868	(2,076)	**143**	170	(389)	313	(257)
Rest of Africa	**645**	557	(2,257)	1,202	(1,862)	**78**	56	(284)	134	(231)
Australia	**234**	96	(680)	330	(536)	**28**	10	(86)	38	(66)
South America	**552**	484	(692)	1,036	(331)	**67**	49	(87)	116	(39)
North America	**193**	222	(314)	415	(157)	**23**	22	(39)	46	(18)
Other	**54**	85	145	142	148	**8**	9	19	16	19
Sub-total	**2,864**	3,128	(6,909)	5,993	(4,814)	**347**	316	(866)	663	(592)
Less equity accounted investments	**(353)**	(364)	627	(718)	443	**(42)**	(37)	79	(79)	55
	2,511	2,764	(6,282)	5,275	(4,371)	**305**	279	(787)	584	(537)

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2009	Mar 2009	Jun 2008	Jun 2009	Jun 2008 Restated	Jun 2009	Mar 2009	Jun 2008	Jun 2009	Jun 2008 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Adjusted gross profit (loss) normalised for accelerated settlement of non-hedge derivatives										
Southern Africa	**1,186**	1,684	1,092	2,868	2,127	**143**	170	140	313	273
Rest of Africa	**645**	557	308	1,202	704	**78**	56	40	134	93
Australia	**234**	96	56	330	201	**28**	10	7	38	27
South America	**552**	484	245	1,036	606	**67**	49	32	116	79
North America	**193**	222	132	415	289	**23**	22	17	46	38
Other	**54**	85	20	142	22	**8**	9	3	16	3
Sub-total	**2,864**	3,128	1,853	5,993	3,948	**347**	316	239	663	513
Less equity accounted investments	**(353)**	(364)	(117)	(718)	(301)	**(42)**	(37)	(15)	(79)	(39)
	2,511	2,764	1,736	5,275	3,647	**305**	279	224	584	474

Rounding of figures may result in computational discrepancies.



Segmental reporting (continued)

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2009	Mar 2009	Jun 2008	Jun 2009	Jun 2008 Restated	Jun 2009	Mar 2009	Jun 2008	Jun 2009	Jun 2008 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	kg					oz (000)				
Gold production [1]										
Southern Africa	**14,011**	14,954	17,370	28,965	33,337	**450**	481	558	931	1,072
Rest of Africa	**12,006**	10,649	12,170	22,655	24,168	**386**	342	391	728	777
Australia	**2,928**	3,041	3,529	5,969	7,236	**94**	98	114	192	233
South America	**4,488**	3,926	4,066	8,414	7,814	**144**	126	131	271	251
North America	**1,617**	1,736	1,849	3,353	3,639	**52**	56	59	108	117
	35,050	34,306	38,984	69,356	76,194	**1,127**	1,103	1,253	2,230	2,450

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2009	Mar 2009	Jun 2008	Jun 2009	Jun 2008 Restated	Jun 2009	Mar 2009	Jun 2008	Jun 2009	Jun 2008 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Capital expenditure [1]										
Southern Africa	**821**	692	686	1,513	1,225	**95**	70	88	165	160
Rest of Africa	**316**	377	523	693	801	**37**	38	68	75	105
Australia	**538**	940	824	1,478	1,627	**66**	95	106	161	213
South America	**346**	286	261	632	476	**40**	29	34	69	62
North America	**190**	79	50	269	140	**21**	8	6	29	18
Other	**17**	7	13	23	18	**2**	1	2	3	3
	2,228	2,381	2,357	4,608	4,287	**261**	241	304	502	561

	As at Jun 2009	As at Mar 2009	As at Dec 2008	As at Jun 2008	As at Jun 2009	As at Mar 2008 Restated	As at Dec 2008 Restated	As at Jun 2008 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Total assets								
Southern Africa	**20,775**	20,741	20,244	20,376	**2,695**	2,164	2,141	2,601
Rest of Africa	**20,627**	25,555	24,405	33,114	**2,675**	2,666	2,581	4,227
Australia	**12,395**	14,053	12,936	12,632	**1,608**	1,466	1,368	1,613
South America	**8,564**	10,583	10,386	8,473	**1,111**	1,104	1,098	1,082
North America	**4,757**	5,594	5,422	4,351	**617**	584	573	555
Other	**9,167**	2,783	3,658	1,278	**1,189**	290	388	163
	76,285	79,309	77,051	80,225	**9,894**	8,274	8,149	10,241
Less equity accounted investments	**(498)**	(913)	(849)	(688)	**(65)**	(96)	(89)	(88)
Total assets	**75,787**	78,396	76,202	79,536	**9,830**	8,178	8,060	10,153

[1] Gold production and capital expenditure includes equity accounted investments.

Rounding of figures may result in computational discrepancies.



Notes

for the quarter and six months ended 30 June 2009

1.   Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. Except for the change in accounting policy described in note 15, the group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2008 and revised International Financial Reporting Standards (IFRS) which are effective 1 January 2009, where applicable, with the only significant changes arising from IAS1 (revised) – "Presentation of Financial Statements" and IFRS8 "Operating Segments". As a result of the revision of IAS1, a Statement of comprehensive income, which discloses non owner changes in equity, and a Statement of changes in equity are presented. The effects of the adoption of IFRS8 are disclosed in Segmental Reporting.

The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, JSE Listings Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter and six months ended 30 June 2009.

2.   Revenue

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2009	Mar 2009	Jun 2008	Jun 2009	Jun 2008 Restated	Jun 2009	Mar 2009	Jun 2008	Jun 2009	Jun 2008 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Gold income	**6,481**	6,518	7,749	12,999	14,406	**773**	658	997	1,431	1,876
By-products (note 3)	**244**	208	100	452	226	**30**	21	13	51	29
Interest received	**92**	97	101	190	181	**11**	10	13	21	24
	6,817	6,824	7,950	13,641	14,813	**814**	689	1,023	1,503	1,929

3.   Cost of sales

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2009	Mar 2009	Jun 2008	Jun 2009	Jun 2008 Restated	Jun 2009	Mar 2009	Jun 2008	Jun 2009	Jun 2008 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Cash operating costs	**(4,280)**	(4,628)	(3,864)	(8,909)	(7,376)	**(507)**	(467)	(498)	(976)	(962)
By-products revenue (note 2)	**244**	208	100	452	226	**30**	21	13	51	29
By-products cash operating costs	**(105)**	(96)	(86)	(201)	(164)	**(13)**	(10)	(11)	(22)	(22)
	(4,141)	(4,516)	(3,850)	(8,658)	(7,314)	**(490)**	(456)	(496)	(947)	(955)
Other cash costs	**(182)**	(207)	(156)	(389)	(361)	**(22)**	(21)	(21)	(42)	(47)
Total cash costs	**(4,323)**	(4,723)	(4,006)	(9,046)	(7,675)	**(512)**	(477)	(517)	(989)	(1,003)
Retrenchment costs	**(40)**	(14)	(15)	(55)	(42)	**(5)**	(1)	(2)	(6)	(5)
Rehabilitation and other non-cash costs	**(32)**	(59)	(16)	(91)	(119)	**(4)**	(6)	(2)	(10)	(15)
Production costs	**(4,395)**	(4,796)	(4,037)	(9,192)	(7,836)	**(521)**	(484)	(521)	(1,005)	(1,023)
Amortisation of tangible assets	**(1,095)**	(1,261)	(1,102)	(2,356)	(2,122)	**(130)**	(127)	(142)	(258)	(278)
Amortisation of intangible assets	**(4)**	(6)	(4)	(10)	(8)	**(1)**	(1)	-	(1)	(1)
Total production costs	**(5,495)**	(6,063)	(5,143)	(11,558)	(9,966)	**(652)**	(612)	(663)	(1,264)	(1,302)
Inventory change	**282**	442	249	725	484	**34**	44	31	79	63
	(5,212)	(5,621)	(4,894)	(10,833)	(9,482)	**(617)**	(568)	(632)	(1,185)	(1,239)

Rounding of figures may result in computational discrepancies.



4. Gain (loss) on non-hedge derivatives and other commodity contracts

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2009	Mar 2009	Jun 2008	Jun 2009	Jun 2008 Restated	Jun 2009	Mar 2009	Jun 2008	Jun 2009	Jun 2008 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Gain (loss) on realised non-hedge derivatives	1,243	1,867	(1,119)	3,109	(1,278)	149	189	(142)	338	(164)
Realised loss on other commodity contracts	-	-	(253)	-	(253)	-	-	(32)	-	(32)
Loss on accelerated settlement of non-hedge derivatives	-	-	(7,765)	-	(7,765)	-	-	(979)	-	(979)
Gain (loss) on unrealised non-hedge derivatives	540	(1,662)	7,673	(1,122)	2,210	82	(168)	899	(86)	547
Unrealised gain on other commodity physical borrowings	-	-	22	-	25	-	-	3	-	3
Provision reversed for gain on future deliveries of other commodities	-	-	18	-	37	-	-	2	-	5
	1,783	205	(1,425)	1,987	(7,024)	231	20	(248)	252	(620)

5. Other operating expenses

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2009	Mar 2009	Jun 2008	Jun 2009	Jun 2008 Restated	Jun 2009	Mar 2009	Jun 2008	Jun 2009	Jun 2008 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Pension and medical defined benefit provisions	(24)	(24)	(24)	(48)	(48)	(3)	(2)	(3)	(5)	(6)
Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and costs of old tailings operations	(24)	(26)	(27)	(51)	33	(3)	(3)	(3)	(6)	5
Miscellaneous	(3)	-	3	(3)	(1)	-	-	-	-	(1)
	(51)	(50)	(48)	(102)	(16)	(6)	(5)	(6)	(11)	(2)

6. Operating special items

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2009	Mar 2009	Jun 2008	Jun 2009	Jun 2008 Restated	Jun 2009	Mar 2009	Jun 2008	Jun 2009	Jun 2008 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Reimbursement (under provision) of indirect tax expenses	12	(3)	49	9	76	2	-	6	1	10
Siguiri royalty payment calculation dispute with the Guinean Administration	-	-	-	-	(27)	-	-	-	-	(4)
ESOP and BEE costs resulting from rights offer	-	-	(76)	-	(76)	-	-	(10)	-	(10)
Impairment of tangible assets (note 8)	-	-	(1)	-	(3)	-	-	-	-	-
Loss on consignment stock	(116)	-	-	(116)	-	(15)	-	-	(15)	-
Provision for bad debt - Pamodzi Gold	(3)	(63)	-	(66)	-	-	(6)	-	(6)	-
Profit on disposal and abandonment of land, mineral rights, tangible assets and exploration properties (note 8) [(1)]	839	6	272	844	356	105	1	35	105	46
Insurance claim recovery (note 8)	7	-	-	7	-	1	-	-	1	-
Profit on disposal of investment in associate (note 8)	-	-	29	-	29	-	-	4	-	4
	739	(60)	273	679	355	92	(6)	36	86	47

(1) AngloGold Ashanti concluded the sale of its indirect 33.3% joint venture interest in the Boddington Gold Mine in Western Australia to Newmont Mining Corporation resulting in a profit on disposal of $107m (R859m).

Rounding of figures may result in computational discrepancies.



7. Taxation

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2009	Mar 2009	Jun 2008	Jun 2009	Jun 2008 Restated	Jun 2009	Mar 2009	Jun 2008	Jun 2009	Jun 2008 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
South African taxation										
Mining tax	**(108)**	-	252	(108)	-	**(13)**	-	31	(13)	(1)
Non-mining tax	**(126)**	(30)	(5)	(156)	(46)	**(15)**	(3)	(1)	(18)	(7)
Under provision prior year	**(13)**	(16)	(28)	(29)	(51)	**(2)**	(2)	(4)	(3)	(6)
Deferred taxation:										
Temporary differences	**12**	(322)	890	(310)	859	**2**	(33)	112	(30)	108
Unrealised non-hedge derivatives and other commodity contracts	**(238)**	168	(1,458)	(71)	(746)	**(30)**	17	(183)	(13)	(95)
Change in statutory tax rate	**-**	-	-	-	69	**-**	-	-	-	9
	(473)	(200)	(349)	(673)	86	**(58)**	(20)	(44)	(78)	8
Foreign taxation										
Normal taxation [1]	**(379)**	(137)	(158)	(516)	(336)	**(46)**	(14)	(21)	(59)	(45)
(Under) over provision prior year	**(3)**	(11)	-	(14)	36	**-**	(1)	-	(1)	5
Deferred taxation:										
Temporary differences	**(155)**	(48)	121	(203)	(17)	**(21)**	(5)	15	(26)	(3)
Unrealised non-hedge derivatives and other commodity contracts	**94**	13	(85)	106	(92)	**12**	1	(11)	13	(12)
	(442)	(183)	(122)	(626)	(409)	**(55)**	(18)	(16)	(74)	(54)
Total taxation	**(915)**	(384)	(471)	(1,299)	(323)	**(113)**	(39)	(61)	(152)	(46)

(1) *Includes taxation of $25m (R200m) relating to the sale of its indirect 33.3% joint venture interest in the Boddington Gold Mine in Western Australia to Newmont Mining Corporation.*

8. Headline earnings (loss)

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2009	Mar 2009	Jun 2008	Jun 2009	Jun 2008 Restated	Jun 2009	Mar 2009	Jun 2008	Jun 2009	Jun 2008 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
The profit (loss) attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):										
Profit (loss) attributable to equity shareholders	**2,304**	1	(176)	2,305	(3,988)	**299**	-	(87)	299	(229)
Impairment of tangible assets (note 6)	**-**	-	1	-	3	**-**	-	-	-	-
Profit on disposal and abandonment of land, mineral rights, tangible assets and exploration properties (note 6)	**(839)**	(6)	(272)	(844)	(356)	**(105)**	(1)	(35)	(105)	(46)
Insurance claim recovery (note 6)	**(7)**	-	-	(7)	-	**(1)**	-	-	(1)	-
Profit on disposal of investment in associate (note 6)	**-**	-	(29)	-	(29)	**-**	-	(4)	-	(4)
Profit on disposal of discontinued assets	**-**	-	(217)	-	(217)	**-**	-	(27)	-	(27)
Impairment of investment in associates	**3**	1	13	5	14	**-**	-	2	1	2
Loss (profit) on disposal of assets in associate	**-**	-	(23)	-	(23)	**-**	-	(3)	-	(3)
Taxation on items above – current portion	**201**	4	3	205	5	**26**	1	-	25	1
Taxation on items above – deferred portion	**(32)**	(1)	(7)	(32)	4	**(4)**	-	(1)	(4)	-
Discontinued operations taxation on items above	**-**	-	(6)	-	(6)	**-**	-	(1)	-	(1)
Headline earnings (loss)	**1,631**	-	(713)	1,631	(4,593)	**215**	-	(156)	215	(307)
Cents per share [1]										
Headline earnings (loss)	**455**	-	(252)	455	(1,626)	**60**	-	(55)	60	(109)

(1) Calculated on the basic weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.



9. Number of shares

	Quarter ended			Six months ended	
	Jun 2009 Unaudited	Mar 2009 Unaudited	Jun 2008 Unaudited	Jun 2009 Unaudited	Jun 2008 Unaudited
Authorised number of shares:					
Ordinary shares of 25 SA cents each	**600,000,000**	400,000,000	400,000,000	600,000,000	400,000,000
E ordinary shares of 25 SA cents each	**4,280,000**	4,280,000	4,280,000	4,280,000	4,280,000
A redeemable preference shares of 50 SA cents each	**2,000,000**	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent each	**5,000,000**	5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully paid number of shares:					
Ordinary shares in issue	**354,241,602**	354,135,912	277,894,808	354,241,602	277,894,808
E ordinary shares in issue	**3,879,290**	3,927,894	4,042,865	3,879,290	4,042,865
Total ordinary shares:	**358,120,892**	358,063,806	281,937,673	358,120,892	281,937,673
A redeemable preference shares	**2,000,000**	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	**778,896**	778,896	778,896	778,896	778,896

In calculating the diluted number of ordinary shares outstanding for the period, the following were taken into consideration:

Ordinary shares	**354,198,056**	353,635,884	277,825,711	353,918,523	277,742,234
E ordinary shares	**3,896,280**	3,940,464	4,064,751	3,918,250	4,093,776
Fully vested options	**551,521**	805,303	607,752	670,465	630,553
Weighted average number of shares	**358,645,857**	358,381,651	282,498,214	358,507,238	282,466,563
Dilutive potential of share options	**897,098**	-	-	907,306	-
Diluted number of ordinary shares [(1)]	**359,542,955**	358,381,651	282,498,214	359,414,544	282,466,563

(1) The basic and diluted number of ordinary shares is the same for the March 2009 quarter, June 2008 quarter and six months ended June 2008 as the effects of shares for performance related options are anti-dilutive.

10. Share capital and premium

	As at				As at			
	Jun 2009	Mar 2009	Dec 2008	Jun 2008	Jun 2009	Mar 2009 Restated	Dec 2008 Restated	Jun 2008 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Balance at beginning of period	**38,248**	38,248	23,324	23,324	**5,625**	5,625	3,752	3,752
Ordinary shares issued	**202**	173	14,946	113	**22**	17	1,875	15
E ordinary shares cancelled	**(11)**	(5)	(22)	(12)	**(1)**	(1)	(3)	(2)
Sub-total	**38,439**	38,416	38,248	23,425	**5,645**	5,642	5,625	3,765
Redeemable preference shares held within the group	**(313)**	(313)	(313)	(313)	**(53)**	(53)	(53)	(53)
Ordinary shares held within the group	**(264)**	(270)	(273)	(281)	**(38)**	(39)	(40)	(40)
E ordinary shares held within group	**(315)**	(321)	(326)	(335)	**(46)**	(47)	(47)	(48)
Balance at end of period	**37,547**	37,513	37,336	22,495	**5,508**	5,503	5,485	3,624

11. Exchange rates

	Jun 2009 Unaudited	Mar 2009 Unaudited	Dec 2008 Unaudited	Jun 2008 Unaudited
ZAR/USD average for the year to date	**9.18**	9.90	8.25	7.64
ZAR/USD average for the quarter	**8.40**	9.90	9.92	7.76
ZAR/USD closing	**7.71**	9.59	9.46	7.83
ZAR/AUD average for the year to date	**6.49**	6.58	6.93	7.08
ZAR/AUD average for the quarter	**6.42**	6.58	6.67	7.32
ZAR/AUD closing	**6.21**	6.60	6.57	7.54
BRL/USD average for the year to date	**2.20**	2.31	1.84	1.70
BRL/USD average for the quarter	**2.07**	2.31	2.28	1.65
BRL/USD closing	**1.96**	2.33	2.34	1.59
ARS/USD average for the year to date	**3.63**	3.54	3.16	3.14
ARS/USD average for the quarter	**3.73**	3.54	3.33	3.12
ARS/USD closing	**3.80**	3.71	3.45	3.03

Rounding of figures may result in computational discrepancies.



12. Capital commitments

	Jun 2009 Unaudited	Mar 2009 Unaudited	Dec 2008 Unaudited	Jun 2008 Unaudited	Jun 2009 Unaudited	Mar 2009 Unaudited	Dec 2008 Unaudited	Jun 2008 Unaudited
	SA Rand million				US Dollar million			
Orders placed and outstanding on capital contracts at the prevailing rate of exchange [(1)]	**1,333**	1,721	775	2,709	**173**	180	82	346

(1) Includes capital commitments relating to equity accounted joint ventures

Liquidity and capital resources:

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other financing arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the groups covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that these facilities can be refinanced.

13. Contingent liabilities

AngloGold Ashanti's material contingent liabilities at 30 June 2009 are detailed below:

Groundwater pollution – South Africa – AngloGold Ashanti has identified a number of groundwater pollution sites at its operations in South Africa and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. Numerous scientific, technical and legal reports have been produced and remediation of the polluted soil and groundwater is the subject of continued research. Subject to the technology being developed as a proven remediation technique, no reliable estimate can be made for the obligation.

Deep groundwater pollution – South Africa – AngloGold Ashanti has identified a flooding and future pollution risk posed by deep groundwater, due to the interconnected nature of operations in the West Wits and Vaal River operations in South Africa. The Company is involved in task teams and other structures to find long-term sustainable solutions for this risk, together with industry partners and government. As there is too little information for the accurate estimate of a liability, no reliable estimate can be made for the obligation.

Soil and Sediment Pollution – South Africa – AngloGold Ashanti identified offsite pollution impacts in the West Wits area, resulting from a long period of gold and uranium mining activity by a number of mining companies as well as millennia of weathering of natural reef outcrops in the catchment areas. Investigations are being conducted but no reliable estimate can be made for the obligation.

Provision of surety – South Africa – AngloGold Ashanti has provided sureties in favour of a lender on a gold loan facility with its affiliate OroAfrica (Pty) Ltd and one of its subsidiaries to a maximum value of R100m ($13m) (31 March 2009: R100m, $10m). The suretyship agreements have a termination notice period of 90 days.

Rehabilitation obligation – Australia – With effect from 26 June 2009 the sales agreement for the 33.3% Boddington joint venture (BJV) to Newmont Mining Corporation (Newmont) was effective. The BJV operated tenements have rehabilitation obligations and such obligations will cease when the tenements titles are legally transferred to Newmont, as the sole owner of the BJV, fulfils the rehabilitation obligation for the AngloGold Ashanti registered tenements. Newmont has unconditionally and irrecoverably guaranteed the due and punctual performance of the rehabilitation obligations and agreed to indemnify AngloGold Ashanti for any claims or liabilities that may arise from the AngloGold Ashanti registered tenements.

Sales tax on gold deliveries – Brazil – Mineração Serra Grande S.A. (MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export, including one assessment for the period between February 2004 and June 2005 and the other for the period between July 2005 and May 2006. The tax authorities maintain that whenever a taxpayer exports gold mined in the state of Goiás, through a branch located in a different Brazilian State, it must obtain an authorisation from the Goiás State Treasury by means of a Special Regime Agreement (*Termo de Acordo re Regime Especial* – TARE). The MSG operation is co-owned with Kinross Gold Corporation. AngloGold Ashanti Brasil Mineração Ltda. manages the operation and its attributable share of the first assessment is approximately $41m (31 March 2009: attributable $35m). Although MSG requested the TARE in early 2004, the TARE, which authorised the remittance of gold to the company's branch in Minas Gerais specifically for export purposes, was only granted and executed in May 2006.



In November 2006 the administrative council's second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first one, and the attributable share of the assessment is approximately $25m (31 March 2009: attributable $21m). The company believes both assessments are in violation of Federal legislation on sales taxes.

VAT Disputes – Brazil – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of Goiás. The tax administrators rejected the company's appeal against the assessment. The company is now appealing the dismissal of the case. The company's attributable share of the assessment is approximately $8m (31 March 2009: attributable $6m).

Tax Disputes – Brazil – Morro Velho, AngloGold Ashanti Brasil Mineração, Mineração Serra Grande and São Bento Mineração are involved in disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax based on ownership of properties outside of urban perimeters (ITR). The amount involved is approximately $16m (31 March 2009: attributable $14m).

14. Concentration of risk

The previously reported concentration of risk relating to the reimbursable value added tax and fuel duties due by the Government of Mali was addressed by the protocol entered with the Government of Mali in March 2009 by the management of Sadiola and Yatela. The protocol provides for the repayment of the outstanding amounts audited to the end of June 2008. Management at Morila continues to apply the provisions of the article in the establishment convention which allows for the offset of taxes due against taxes payable.

At the end of June 2009 a total attributable amount of $16m (31 March 2009: attributable $29m) was outstanding ($3m at Sadiola, $11m at Yatela and $2m at Morila). Subsequent to the quarter end an attributable amount of $9m was refunded to Yatela.

There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Tanzanian government:

- Reimbursable value added tax due from the Tanzanian government amounts to $17m at 30 June 2009 (31 March 2009: $16m). The last audited value added tax return was for the period ended 31 May 2009 and at the balance sheet date was $16m. The outstanding amounts at Geita have been discounted to their present value at a rate of 7.8%.

- Reimbursable fuel duties from the Tanzanian government amounts to $44m at 30 June 2009 (31 March 2009: $39m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for refund of fuel duties amounting to $41m have been audited and lodged with the Customs and Excise authorities, whilst claims for refund of $3m have not yet been lodged. The outstanding amounts have been discounted to their present value at a rate of 7.8%.

15. Change in accounting policy

Effective 1 January 2008, the group changed its accounting policy for the accounting of jointly controlled entities. In terms of IAS31 "Interests in Joint Ventures" the group previously proportionately consolidated jointly controlled entities. During 2008 the group decided to change its accounting policy to account for these entities using the equity method, the alternative treatment permitted by IFRS. Management has concluded that the change in accounting policy will result in more reliable and relevant information and is in accordance with international trends in accounting. Comparative information is this report has been restated in order to reflect the adoption of the revised accounting policy for the accounting of jointly controlled entities.



In terms of IAS 21 "The Effects of Changes in Foreign Exchange Rates", the group has previously presented equity at the closing rate of exchange. During the current year the group changed its accounting policy to account for equity using historical rates of exchange. Management's judgement is that the change in accounting policy will provide more relevant and reliable information when the group is compared to its gold mining peers, as they report their equity at historical rates of exchange. The effects of the change in accounting policy have been calculated retrospectively and are as follows as at 31 December 2008 and 2007:

Share capital and premium - US Dollar million	2008	2007
Previously at closing rate	3,425	3,292
Restated at historical rate	3,752	3,713
Impact on translation	327	421

16. Borrowings

AngloGold Ashanti's borrowing are interest bearing.

17. Post balance sheet events

During July 2009, AngloGold Ashanti continued executing on its previously communicated board approved strategy to reduce its outstanding gold derivatives position. The strength of the Company's balance sheet and management's view of a robust macroeconomic environment for gold, resulted in the accelerated settlement of certain outstanding gold derivative positions. These accelerated settlements, together with the normal scheduled delivery for the second quarter, reduced the total committed ounces to 4.45Moz at 25 July 2009, from 5.84Moz at 31 March 2009, the end of the first quarter. The restructure was funded from available cashflows, resulting in a net cash outflow of approximately $797m, which will be reflected in the Company's financial statements for the third quarter ending 30 September 2009.

The majority of the ounces affected by the abovementioned restructure were designated as Normal Purchase Normal Sale Exempted ('NPSE') contracts, allowing them to be accounted for off balance sheet. As a consequence, International Accounting Standard ('IAS') 39 'Financial Instruments: Recognition and measurement', now require all of the contracts that were previously classified as NPSE to be re-designated as non-hedge derivatives, accounted for at fair value on the balance sheet with adjustments accounted for through the income statement. Based on the fair values as at 30 June 2009, the income statement impact of this re-designation is estimated to be approximately $1.1bn, of which approximately $0.5bn remains unrealised as at 25 July 2009. The effects of this re-designation will be reflected in the third quarter, ending 30 September 2009, financial statements.

18. Announcements

On **9 April 2009**, AngloGold Ashanti announced changes to its board. Mr R E Bannerman and Mr J H Mensah are to retire from the board at the close of the annual general meeting held on 15 May 2009, while Prof L W Nkuhlu resigned from the board on 5 May 2009, following the filing with the SEC of its 2008 annual report on Form 20-F.

On **18 May 2009**, AngloGold Ashanti launched an offering of convertible bonds issued by its wholly-owned subsidiary, AngloGold Ashanti Holdings Finance plc, unconditionally and irrevocably guaranteed by AngloGold Ashanti Limited. The net proceeds of the offering will be used to refinance AngloGold Ashanti's debt facilities and for general corporate purposes.

On **25 May 2009**, AngloGold Ashanti announced that Professor Wiseman Nkuhlu would re-join the board of AngloGold Ashanti, and was appointed chairman of the audit and corporate governance committee, with effect from 1 June 2009.

On **25 May 2009**, AngloGold Ashanti gave notice of the seismic events at its Savuka mine in South Africa. A further announcement was made on 10 June 2009 in which it was reported that the sub-shaft barrel below 100 level had been damaged, together with shaft installations on 101 and 102 levels resulting in only a low volume of production from the main shaft area for the remainder of the second quarter.

On **10 June 2009**, AngloGold Ashanti Limited and Thani Dubai Mining Limited announced the formation of a strategic alliance to explore, develop and operate mines across the Middle East and parts of North Africa. Each company will have a 50 percent interest in the alliance which will explore for gold, precious and base metals.



On **26 June 2009**, AngloGold Ashanti announced that the sale of its 33.33 percent interest in Boddington Gold Mine to Newmont Mining Corporation had been completed. In terms of the agreement, as announced on 27 January 2009, AngloGold Ashanti received payment of $750 million in cash. A further $240 million will be settled on 31 December 2009 by way of cash, or Newmont shares or a combination of cash and shares. All refunds and reimbursements between the Company and Newmont have been settled.

On **14 July 2009**, AngloGold Ashanti announced that it had resumed the export of gold from its Siguiri mine in Guinea. The Government of Guinea had placed a temporary embargo on the export of gold for a month, which was lifted at the end of June 2009. The company has agreed the advanced payment of $10 million to the Government of the company's future environmental rehabilitation obligations, subject to an undertaking from the Government that the funds be used solely for the environmental rehabilitation of the Siguiri Mine and that the payment be offset against the balance of the company's future environmental liabilities.

On **16 July 2009** AngloGold Ashanti announced that it had entered into a series of agreements with Randgold Resources Limited, which, upon the successful closing of Randgold Resources' proposed acquisition of 100% of the issued share capital and outstanding options and warrants of Moto Goldmines Limited, will result in AngloGold Ashanti acquiring an indirect 50% interest in Moto for approximately $244 million in cash plus a 50% share in certain other transaction related liabilities and expenses. This was followed by a further announcement on **27 July 2009** in which AngloGold Ashanti noted that Randgold had entered into an irrevocable commitment to implement the proposed transaction. The Moto board had determined that the proposed Randgold transaction constituted a "superior proposal" to that made by Red Back Mining Inc on 1 June 2009 and amended effective 26 June 2009.

19. **Dividend**

The directors have today declared Interim Dividend No. 106 of 60 (Interim Dividend No. 104: 50) South African cents per ordinary share for the six months ended 30 June 2009. In compliance with the requirements of Strate, given the company's primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:

To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.

	2009
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis	Thursday, 13 August
Last date to trade ordinary shares cum dividend	Friday, 14 August
Last date to register transfers of certificated securities cum dividend	Friday, 14 August
Ordinary shares trade ex dividend	Monday, 17 August
Record date	Friday, 21 August
Payment date	Friday, 28 August

On the payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply with the further requirements of Strate, between Monday, 17 August 2009 and Friday, 21 August 2009, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.

	2009
Ex dividend on New York Stock Exchange	Wednesday, 19 August
Record date	Friday, 21 August
Approximate date for currency conversion	Friday, 28 August
Approximate payment date of dividend	Tuesday 8 September

Assuming an exchange rate of R7.8850/$, the dividend payable per ADS is equivalent to 7.61 US cents. This compares with the final dividend of 4.99 US cents per ADS paid on 23 March 2009. However the actual rate of payment will depend on the exchange rate on the date for currency conversion.



To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.

	2009
Last date to trade and to register GhDSs cum dividend	Friday, 14 August
GhDSs trade ex dividend	Monday, 17 August
Record date	Friday, 21 August
Approximate payment date of dividend	Monday, 31 August

Assuming an exchange rate of R1/¢0.1890, the dividend payable per GhDS is equivalent to 0.1134 cedis. This compares with the final dividend of 0.06565 cedis per Ghanaian Depositary Share (GhDS) paid on 16 March 2009. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 10%, similar to the rate applicable to dividend payments made by resident companies which is currently at 10%.

In addition, directors declared Dividend No. E6 of 30 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited. These dividends will be paid on Friday, 28 August 2009.

By order of the Board

R P EDEY   **M CUTIFANI**
Chairman   Chief Executive Officer

29 July 2009



Non-GAAP disclosure

From time to time AngloGold Ashanti may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The group utilises certain Non-GAAP performance measures and ratios in managing its business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies use.

A Headline earnings (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2009	Mar 2009	Jun 2008	Jun 2009	Jun 2008 Restated	Jun 2009	Mar 2009	Jun 2008	Jun 2009	Jun 2008 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Headline earnings (loss) (note 8)	**1,631**	-	(713)	1,631	(4,593)	**215**	-	(156)	215	(307)
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts (note 4)	**(540)**	1,662	(7,713)	1,122	(2,272)	**(82)**	168	(904)	86	(555)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	**144**	(180)	1,543	(36)	957	**18**	(18)	194	-	122
Associate's and equity accounted joint ventures share of loss on unrealised non-hedge derivatives and other commodity contracts	**-**	-	17	-	30	**-**	-	2	-	4
Associate's and equity accounted joint ventures share of deferred tax on unrealised non-hedge derivatives and other commodity contracts	**-**	-	1	-	(2)	**-**	-	-	-	-
Fair value adjustment on option component of convertible bond	**123**	-	(12)	123	(183)	**15**	-	(2)	15	(24)
Headline earnings (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond (1)	**1,359**	1,482	(6,876)	2,840	(6,063)	**167**	150	(866)	317	(761)
Cents per share (2)										
Headline earnings (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond (1)	**379**	414	(2,434)	792	(2,146)	**47**	42	(307)	88	(269)

(1) *(Gain) loss on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:*
- *Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and*
- *Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.*

Headline earnings (loss) adjusted for the effect of unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond, is intended to illustrate earnings after adjusting for:
- *The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the position settled in the period;*
- *Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in long-dated derivatives (certain of which have now matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts were settled;*
- *In addition, during the June 2008 quarter the hedge book was reduced and contracts to the value of $1,1bn was early settled. Following the sale of the investment in Nufcor International Ltd. (NIL) uranium contracts of 1m pounds were cancelled. The combined impact on earnings after taxation amounted to $996m;*
- *The unrealised fair value change on the option component of the convertible bond; and*
- *The unrealised fair value change on the onerous uranium contracts.*

(2) *Calculated on the basic weighted average number of ordinary shares.*

B Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts

	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2009	Mar 2009	Jun 2008	Jun 2009	Jun 2008 Restated	Jun 2009	Mar 2009	Jun 2008	Jun 2009	Jun 2008 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Reconciliation of gross profit (loss) to gross profit adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity										
Gross profit (loss)	**3,051**	1,102	1,431	4,153	(2,099)	**387**	111	117	498	18
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts (note 4)	**(540)**	1,662	(7,713)	1,122	(2,272)	**(82)**	168	(904)	86	(555)
Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts	**2,511**	2,764	(6,282)	5,275	(4,371)	**305**	279	(787)	584	(537)
Realised loss on other commodity contracts (note 4)	**-**	-	253	-	253	**-**	-	32	-	32
Loss on accelerated settlement of non-hedge derivatives (note 4)	**-**	-	7,765	-	7,765	**-**	-	979	-	979
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives	**2,511**	2,764	1,736	5,275	3,647	**305**	279	224	584	474

Rounding of figures may result in computational discrepancies.



	Quarter ended			Six months ended		Quarter ended			Six months ended	
	Jun 2009	Mar 2009	Jun 2008	Jun 2009	Jun 2008	Jun 2009	Mar 2009	Jun 2008	Jun 2009	Jun 2008
					Restated					Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million / Metric					US Dollar million / Imperial				
C Price received										
Gold income (note 2)	**6,481**	6,518	7,749	12,999	14,406	**773**	658	997	1,431	1,876
Adjusted for minority interests	**(197)**	(238)	(339)	(435)	(603)	**(24)**	(24)	(43)	(48)	(78)
	6,284	6,280	7,410	12,564	13,803	**749**	634	954	1,383	1,798
Gain (loss) on realised non-hedge derivatives (note 4)	**1,243**	1,867	(1,119)	3,109	(1,278)	**149**	189	(142)	338	(164)
Loss on accelerated settlement of non-hedge derivatives (note 4)	**-**	-	(7,765)	-	(7,765)	**-**	-	(979)	-	(979)
Associate's and equity accounted joint ventures share of gold income including realised non-hedge derivatives	**796**	752	(241)	1,548	347	**95**	76	(29)	171	49
Attributable gold income including realised non-hedge derivatives	**8,322**	8,899	(1,715)	17,221	5,108	**993**	899	(196)	1,892	704
Attributable gold sold - kg / - oz (000)	**34,459**	32,584	38,704	67,043	75,802	**1,108**	1,048	1,244	2,155	2,437
Revenue price per unit - R/kg / -$/oz	**241,505**	273,109	(44,303)	256,862	67,390	**897**	858	(157)	878	289
Attributable gold income including realised non-hedge derivatives as above	**8,322**	8,899	(1,715)	17,221	5,108	**993**	899	(196)	1,892	704
Loss on accelerated settlement of non-hedge derivatives	**-**	-	7,765	-	7,765	**-**	-	979	-	979
Associate's and equity accounted joint ventures share of loss on accelerated settlement of non-hedge derivatives	**-**	-	870	-	870	**-**	-	110	-	110
Attributable gold income including realised non-hedge derivatives normalised for accelerated settlement of non-hedge derivatives	**8,322**	8,899	6,920	17,221	13,743	**993**	899	893	1,892	1,793
Attributable gold sold - kg / - oz (000)	**34,459**	32,584	38,704	67,043	75,802	**1,108**	1,048	1,244	2,155	2,437
Revenue price per unit normalised for accelerated settlement of non-hedge derivatives - R/kg / -$/oz	**241,505**	273,109	178,796	256,862	181,303	**897**	858	717	878	736
D Total costs										
Total cash costs (note 3)	**4,323**	4,723	4,006	9,046	7,675	**512**	477	517	989	1,003
Adjusted for minority interests and non-gold producing companies	**(214)**	(214)	(206)	(427)	(298)	**(25)**	(22)	(26)	(46)	(39)
Associates' and equity accounted joint ventures share of total cash costs	**376**	347	418	722	732	**45**	35	54	79	96
Total cash costs adjusted for minority interests and non-gold producing companies	**4,485**	4,856	4,218	9,341	8,109	**532**	490	544	1,022	1,060
Retrenchment costs (note 3)	**40**	14	15	55	42	**5**	1	2	6	5
Rehabilitation and other non-cash costs (note 3)	**32**	59	16	91	119	**4**	6	2	10	15
Amortisation of tangible assets (note 3)	**1,095**	1,261	1,102	2,356	2,122	**130**	127	142	258	278
Amortisation of intangible assets (note 3)	**4**	6	4	10	8	**1**	1	-	1	1
Adjusted for minority interests and non-gold producing companies	**(30)**	(45)	(52)	(75)	(88)	**(4)**	(5)	(7)	(8)	(11)
Associate's and equity accounted joint ventures share of production costs	**48**	50	81	98	145	**6**	5	11	11	18
Total production costs adjusted for minority interests and non-gold producing companies	**5,675**	6,201	5,384	11,876	10,457	**674**	626	694	1,300	1,366
Gold produced - kg / - oz (000)	**35,050**	34,306	38,984	69,356	76,194	**1,127**	1,103	1,253	2,230	2,450
Total cash cost per unit - R/kg / -$/oz	**127,956**	141,552	108,195	134,681	106,429	**472**	445	434	458	433
Total production cost per unit - R/kg / -$/oz	**161,909**	180,751	138,115	171,229	137,238	**598**	568	554	583	558
E EBITDA										
Operating profit (loss)	**3,171**	391	1,111	3,562	(2,815)	**406**	39	77	445	(75)
Amortisation of tangible assets (note 3)	**1,095**	1,261	1,102	2,356	2,122	**130**	127	142	258	278
Amortisation of intangible assets (note 3)	**4**	6	4	10	8	**1**	1	-	1	1
Impairment of tangible assets (note 6)	**-**	-	1	-	3	**-**	-	-	-	-
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts (note 4)	**(540)**	1,662	(7,713)	1,122	(2,272)	**(82)**	168	(904)	86	(555)
Loss on realised other commodity contracts (note 4)	**-**	-	253	-	253	**-**	-	32	-	32
Loss on accelerated settlement of non-hedge derivatives (note 4)	**-**	-	7,765	-	7,765	**-**	-	979	-	979
Share of associates' EBITDA	**343**	401	202	744	445	**40**	41	26	81	58
Discontinued operations EBITDA	**-**	-	(12)	-	(17)	**-**	-	(2)	-	(2)
Profit on disposal and abandonment of assets (note 6)	**(839)**	(6)	(272)	(844)	(356)	**(105)**	(1)	(35)	(105)	(46)
Insurance claim recovery (note 6)	**(7)**	-	-	(7)	-	**(1)**	-	-	(1)	-
Profit on disposal of investment in associate (note 6)	**-**	-	(29)	-	(29)	**-**	-	(4)	-	(4)
	3,228	3,716	2,411	6,943	5,107	**390**	375	311	765	665

Rounding of figures may result in computational discrepancies.



		Quarter ended		**Six months ended**			**Quarter ended**		**Six months ended**	
	Jun 2009	Mar 2009	Jun 2008	Jun 2009	Jun 2008 Restated	Jun 2009	Mar 2009	Jun 2008	Jun 2009	Jun 2008 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
		SA Rand million					US Dollar million			
F Interest cover										
EBITDA (note E)	3,228	3,716	2,411	6,943	5,107	390	375	311	765	665
Finance costs	322	252	213	573	466	39	25	28	64	61
Capitalised finance costs	66	68	64	134	109	8	7	8	15	14
	388	320	277	707	575	47	32	37	79	75
Interest cover - times	8	12	9	10	9	8	12	8	10	9
G Free cash flow										
Net cash inflow from operating activities	1,874	2,427	(215)	4,301	1,305	255	243	(20)	498	151
Stay-in-business capital expenditure	(1,176)	(1,036)	(1,118)	(2,212)	(1,962)	(136)	(105)	(145)	(241)	(257)
	698	1,391	(1,333)	2,089	(657)	119	138	(165)	257	(106)

	As at Jun 2009	As at Mar 2009	As at Dec 2008	As at Jun 2008	As at Jun 2009	As at Mar 2009	As at Dec 2008	As at Jun 2008
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
		SA Rand million				US Dollar million		
H Net asset value - cents per share								
Total equity	24,768	24,411	23,746	17,200	3,212	2,547	2,511	2,196
Number of ordinary shares in issue - million (note 9)	358	358	357	282	358	358	357	282
Net asset value - cents per share	6,916	6,818	6,643	6,101	897	711	702	779
Total equity	24,768	24,411	23,746	17,200	3,212	2,547	2,511	2,196
Intangible assets	(1,264)	(1,408)	(1,403)	(3,491)	(164)	(147)	(148)	(446)
	23,504	23,003	22,343	13,709	3,048	2,400	2,363	1,750
Number of ordinary shares in issue - million (note 9)	358	358	357	282	358	358	357	282
Net tangible asset value - cents per share	6,563	6,424	6,251	4,862	851	670	661	621
I Net debt								
Borrowings - long-term portion	12,857	9,147	8,224	7,361	1,668	954	870	940
Borrowings - short-term portion	7,846	9,745	10,046	10,093	1,018	1,017	1,063	1,288
Total borrowings	20,703	18,892	18,270	17,454	2,686	1,971	1,933	2,228
Corporate office lease	(256)	(259)	(254)	(252)	(33)	(27)	(27)	(32)
Unamortised portion on the convertible bond	894	-	(38)	78	116	-	(4)	10
Cash restricted for use	(487)	(443)	(415)	(547)	(63)	(46)	(44)	(70)
Cash and cash equivalents	(17,768)	(5,874)	(5,438)	(3,661)	(2,305)	(613)	(575)	(467)
Net debt	3,086	12,316	12,125	13,072	401	1,285	1,283	1,669

Rounding of figures may result in computational discrepancies.



Key operating results

PER REGION & OPERATION

SA Rand / US Dollar	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008
	Capital expenditure - Rm					Capital expenditure - $m				
Great Noligwa	50	39	58	89	98	6	4	7	10	13
Kopanang	117	102	96	219	180	14	10	12	24	24
Moab Khotsong	196	184	164	380	307	23	19	21	41	40
Tau Lekoa	32	29	41	61	67	4	3	5	7	9
Surface Operations	5	-	2	5	2	1	-	-	1	-
Mponeng	220	196	150	416	270	26	20	19	45	35
Savuka	30	21	24	50	44	3	2	3	5	6
TauTona	113	98	120	211	211	13	10	15	23	28
SOUTH AFRICA	**763**	**669**	**654**	**1,432**	**1,178**	**88**	**68**	**84**	**156**	**154**
Navachab	58	23	32	81	47	7	2	4	9	6
SOUTHERN AFRICA	**821**	**692**	**686**	**1,513**	**1,225**	**95**	**70**	**88**	**165**	**160**
Iduapriem	59	38	104	97	161	7	4	13	11	21
Obuasi	111	265	155	376	293	14	27	20	41	38
Siguiri - Attributable 85%	60	48	41	108	79	7	5	5	12	10
Morila - Attributable 40%	32	1	2	33	3	4	-	-	4	-
Sadiola - Attributable 38%	5	3	3	7	9	1	-	-	1	1
Yatela - Attributable 40%	1	(10)	5	(9)	9	-	(1)	1	(1)	1
Geita	35	22	200	57	225	4	2	26	6	29
Minorities, exploration and other	13	10	13	24	22	-	1	3	1	5
REST OF AFRICA	**316**	**377**	**523**	**693**	**801**	**37**	**38**	**68**	**75**	**105**
Sunrise Dam	93	49	49	142	79	11	5	6	16	10
Boddington	444	891	774	1,335	1,546	55	90	100	145	202
Exploration	1	-	1	1	2	-	-	-	-	1
AUSTRALIA	**538**	**940**	**824**	**1,478**	**1,627**	**66**	**95**	**106**	**161**	**213**
Cripple Creek & Victor	190	79	50	269	140	21	8	6	29	18
NORTH AMERICA	**190**	**79**	**50**	**269**	**140**	**21**	**8**	**6**	**29**	**18**
Cerro Vanguardia - Attributable 92.50%	12	15	28	27	63	1	2	4	3	8
AngloGold Ashanti Brasil Mineração	169	123	166	292	289	19	12	21	32	38
Serra Grande - Attributable 50%	80	72	31	152	58	9	7	4	17	8
Minorities, exploration and other	85	76	36	161	61	11	8	5	17	7
SOUTH AMERICA	**346**	**286**	**261**	**632**	**476**	**40**	**29**	**34**	**69**	**62**
OTHER	**17**	**7**	**13**	**23**	**18**	**2**	**1**	**2**	**3**	**3**
ANGLOGOLD ASHANTI	**2,228**	**2,381**	**2,357**	**4,608**	**4,287**	**261**	**241**	**304**	**502**	**561**

Rounding of figures may result in computational discrepancies.



Development

for the quarter ended 30 June 2009

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

Statistics are shown in metric units	Advanced metres (total)	Sampled metres	Ave. channel width (cm)	gold Ave. g/t	gold Ave. cm.g/t	uranium Ave. kg/t	uranium Ave. cm.kg/t
SOUTHERN AFRICA - VAAL RIVER							
Great Noligwa Mine							
C reef	269	58	37.5	26	959	1	38
Vaal reef	648	48	109.7	8.07	885	0.81	89.00
Kopanang Mine							
Vaal reef	5,175	512	19.8	74.80	1,481	3.41	81.00
Tau Lekoa Mine							
Ventersdorp Contact reef	1,730	346	91.5	7.17	656	-	-
Moab Khotsong Mine							
Vaal reef	3,634	374	141.6	19.89	2,816	1.06	145.00
SOUTHERN AFRICA - WEST WITS							
Tau Tona Mine							
Ventersdorp Contact reef	373	30	128.8	5.57	717	0.04	6.00
Carbon Leader reef	2,647	22	10.8	213.61	2,307	4.18	46.00
Savuka Mine							
Carbon Leader reef	708	36	100.3	53.18	5,334	-	-
Mponeng Mine							
Ventersdorp Contact reef	4,671	696	62.7	36.12	2,265	-	-
AUSTRALIA							
Sunrise Dam	801	801	-	2.09	-	-	-
SOUTH AMERICA							
AngloGold Ashanti Mineração							
Mina de Cuiabá	1,422	368	-	6.37	-	-	-
Córrego do Sitio	2,178	835	-	4.10	-	-	-
Lamego	1,099	101	-	2.19	-	-	-
Serra Grande							
Mina III	1,496	254	-	3.34	-	-	-
Mina Nova	33	-	-	-	-	-	-
REST OF AFRICA							
Obuasi	5,145	2,646	*530.0	8.25	4,373	-	-

Statistics are shown in imperial units	Advanced feet (total)	Sampled feet	Ave. channel width (inches)	gold Ave. oz/t	gold Ave. ft.oz/t	uranium Ave. lb/t	uranium Ave. ft.lb/t
SOUTHERN AFRICA - VAAL RIVER							
Great Noligwa Mine							
C reef	883	190	14.76	0.75	0.92	2.02	2.49
Vaal reef	2,126	157	43.2	0.24	0.85	1.62	5.83
Kopanang Mine							
Vaal reef	16,978	1,680	7.8	2.18	1.42	6.82	4.43
Tau Lekoa Mine							
Ventersdorp Contact reef	5,676	1,135	36.0	0.21	0.63	-	-
Moab Khotsong Mine							
Vaal reef	11,923	1,227	55.7	0.58	2.70	2.12	9.85
SOUTHERN AFRICA - WEST WITS							
Tau Tona Mine							
Ventersdorp Contact reef	1,224	98	50.7	0.16	0.69	-	-
Carbon Leader reef	8,684	72	4.3	6.23	2.21	8.36	2.96
Savuka Mine							
Carbon Leader reef	2,323	118	39.5	1.55	5.10	-	-
Mponeng Mine							
Ventersdorp Contact reef	15,325	2,283	24.7	1.05	2.17	-	-
AUSTRALIA							
Sunrise Dam	2,628	2,628	-	0.06	-	-	-
SOUTH AMERICA							
AngloGold Ashanti Mineração							
Mina de Cuiabá	4,667	1,207	-	0.19	-	-	-
Córrego do Sitio	7,146	2,741	-	0.12	-	-	-
Lamego	3,607	333	-	0.06	-	-	-
Serra Grande							
Mina III	4,908	833	-	0.10	-	-	-
Mina Nova	108	-	-	-	-	-	-
REST OF AFRICA							
Obuasi	16,880	8,681	*208.7	0.24	4.18	-	-

* Average ore body width.



Key **operating results**

PER REGION & OPERATION

Metric	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008
	Yield - g/t					Gold produced - kg				
Great Noligwa	6.74	5.37	7.60	5.95	8.07	1,229	1,349	2,997	2,578	6,323
Kopanang	6.43	6.21	7.10	6.31	7.02	2,038	2,409	2,997	4,447	5,790
Moab Khotsong	9.23	9.48	9.05	9.37	9.61	1,475	2,028	881	3,503	1,644
Tau Lekoa	2.98	3.56	3.33	3.26	3.64	875	962	1,073	1,837	2,166
Surface Operations	0.52	0.59	0.30	0.56	0.33	1,319	1,416	573	2,735	1,243
Mponeng	8.75	9.58	10.50	9.13	10.24	4,362	3,967	4,974	8,329	9,067
Savuka	6.64	5.33	6.36	5.89	6.17	398	432	563	830	1,010
TauTona [1]	6.95	7.61	9.18	7.26	8.96	1,904	1,822	2,811	3,726	5,122
SOUTH AFRICA						**13,601**	**14,385**	**16,867**	**27,986**	**32,365**
Navachab	1.20	1.61	1.46	1.41	1.38	410	569	503	979	972
SOUTHERN AFRICA						**14,011**	**14,954**	**17,370**	**28,965**	**33,337**
Iduapriem	1.84	1.71	1.61	1.78	1.71	1,460	1,147	1,423	2,607	2,894
Obuasi [1]	5.20	4.45	4.15	4.82	4.17	3,129	2,862	2,465	5,990	5,183
Siguiri - Attributable 85%	1.10	1.19	1.35	1.15	1.33	2,490	2,499	2,682	4,989	5,583
Morila - Attributable 40%	2.46	2.92	3.25	2.68	3.19	1,071	1,228	1,415	2,299	2,672
Sadiola - Attributable 38%	2.67	3.12	3.55	2.87	3.37	1,100	1,113	1,411	2,213	2,546
Yatela [3] - Attributable 40%	4.45	2.73	3.48	3.61	2.80	790	421	465	1,211	997
Geita	1.67	1.50	2.24	1.60	1.93	1,967	1,379	2,309	3,346	4,293
REST OF AFRICA						**12,006**	**10,649**	**12,170**	**22,655**	**24,168**
Sunrise Dam [2]	2.75	2.78	3.75	2.77	3.92	2,928	3,041	3,529	5,969	7,236
AUSTRALIA						**2,928**	**3,041**	**3,529**	**5,969**	**7,236**
Cerro Vanguardia - Attributable 92.50%	6.80	6.98	4.06	6.88	3.93	1,586	1,476	842	3,062	1,698
AngloGold Ashanti Brasil Mineração [1]	6.95	6.43	7.72	6.68	7.24	2,282	2,121	2,530	4,404	4,781
Serra Grande [1] - Attributable 50%	4.58	3.65	7.47	4.18	7.33	620	328	693	949	1,334
SOUTH AMERICA						**4,488**	**3,926**	**4,066**	**8,414**	**7,814**
Cripple Creek & Victor [3]	0.47	0.46	0.46	0.46	0.50	1,617	1,736	1,849	3,353	3,639
NORTH AMERICA						**1,617**	**1,736**	**1,849**	**3,353**	**3,639**
ANGLOGOLD ASHANTI						**35,050**	**34,306**	**38,984**	**69,356**	**76,194**
Underground Operations	6.33	6.22	7.08	6.27	7.02	18,424	18,857	21,444	37,281	41,608
Surface and Dump Reclamation	0.49	0.56	0.38	0.53	0.42	1,653	1,824	1,100	3,477	2,418
Open-pit Operations	1.92	1.99	2.25	1.95	2.17	12,430	11,406	13,879	23,836	27,118
Heap Leach Operations [4]	0.71	0.57	0.64	0.64	0.65	2,543	2,219	2,561	4,762	5,050
						35,050	**34,306**	**38,984**	**69,356**	**76,194**

[1] The yield of TauTona, Obuasi, AngloGold Ashanti Brasil Mineração and Serra Grande represents underground operations.

[2] The yield of Sunrise Dam represents open-pit operations.

[3] The yield of Yatela and Cripple Creek reflects gold placed/tonnes placed.

[4] The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.

Rounding of figures may result in computational discrepancies.



Key **operating results**

PER REGION & OPERATION

Metric	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008
	Productivity per employee - g					Gold sold - kg				
Great Noligwa	88	96	152	92	160	1,241	1,256	2,994	2,497	6,145
Kopanang	137	160	201	149	193	2,074	2,253	2,991	4,327	5,630
Moab Khotsong	146	202	161	174	155	1,501	1,903	887	3,404	1,596
Tau Lekoa	96	107	125	102	125	877	901	1,070	1,778	2,096
Surface Operations	1,884	1,997	847	1,941	929	1,314	1,327	567	2,641	1,212
Mponeng	275	256	310	266	285	4,497	3,543	4,858	8,040	8,713
Savuka	122	132	174	127	160	458	369	555	827	977
TauTona	191	179	242	185	212	1,994	1,590	2,739	3,584	4,929
SOUTH AFRICA	**175**	**185**	**210**	**180**	**201**	**13,956**	**13,142**	**16,661**	**27,098**	**31,297**
Navachab	231	368	365	295	363	382	573	506	956	967
SOUTHERN AFRICA	**176**	**189**	**213**	**182**	**204**	**14,338**	**13,715**	**17,166**	**28,053**	**32,264**
Iduapriem	543	453	550	499	559	1,394	1,292	1,471	2,686	2,930
Obuasi	220	213	175	217	183	3,178	2,805	2,452	5,982	5,121
Siguiri - Attributable 85%	532	617	659	572	673	1,554	2,346	2,482	3,900	5,367
Morila - Attributable 40%	1,407	938	899	1,110	862	1,076	1,153	1,542	2,229	2,825
Sadiola - Attributable 38%	756	791	988	773	869	1,260	1,076	1,412	2,337	2,749
Yatela - Attributable 40%	1,052	560	540	805	580	839	414	458	1,253	1,046
Geita	322	226	386	274	351	1,868	1,363	2,133	3,231	3,993
REST OF AFRICA	**392**	**360**	**398**	**376**	**391**	**11,170**	**10,449**	**11,951**	**21,618**	**24,033**
Sunrise Dam	2,270	2,304	2,983	2,287	2,928	3,054	2,945	3,698	6,000	7,281
AUSTRALIA	**2,270**	**2,304**	**2,983**	**2,287**	**2,928**	**3,054**	**2,945**	**3,698**	**6,000**	**7,281**
Cerro Vanguardia - Attributable 92.50%	759	702	390	730	403	1,624	1,106	858	2,729	2,316
AngloGold Ashanti Brasil Mineração	428	429	571	429	537	2,121	2,158	2,519	4,280	4,951
Serra Grande - Attributable 50%	568	305	738	437	719	552	421	670	973	1,291
SOUTH AMERICA	**527**	**483**	**540**	**506**	**522**	**4,297**	**3,685**	**4,047**	**7,982**	**8,557**
Cripple Creek & Victor	1,466	1,621	1,746	1,542	1,748	1,600	1,789	1,842	3,389	3,667
NORTH AMERICA	**1,466**	**1,621**	**1,746**	**1,542**	**1,748**	**1,600**	**1,789**	**1,842**	**3,389**	**3,667**
ANGLOGOLD ASHANTI	**289**	**287**	**320**	**288**	**311**	**34,459**	**32,584**	**38,704**	**67,043**	**75,802**

Rounding of figures may result in computational discrepancies.



Key **operating results**

PER REGION & OPERATION

SA Rand / Metric	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008
	Total cash costs - R/kg					Total production costs - R/kg				
Great Noligwa	192,157	186,735	107,178	189,319	101,719	243,704	249,489	130,865	246,732	124,388
Kopanang	121,703	107,584	78,460	114,055	81,871	178,161	166,235	113,927	171,701	120,790
Moab Khotsong	118,589	93,120	127,206	103,844	134,030	216,816	168,658	185,103	188,935	179,238
Tau Lekoa	203,373	188,797	138,069	195,742	133,278	204,337	231,027	165,364	218,310	161,906
Surface Operations	86,621	66,734	136,341	76,328	108,860	90,534	71,151	144,314	80,502	117,146
Mponeng	82,105	77,520	56,689	79,921	58,686	99,581	94,484	76,840	97,153	79,588
Savuka	183,991	143,876	109,769	163,101	100,278	227,342	176,681	152,790	200,960	139,756
TauTona	118,926	122,643	84,434	120,744	88,352	177,529	173,718	123,478	175,665	123,857
SOUTH AFRICA	**118,315**	**109,087**	**87,459**	**113,572**	**87,981**	**157,604**	**150,836**	**116,881**	**154,125**	**116,609**
Navachab	194,309	145,453	149,421	165,905	134,355	217,534	163,586	161,796	186,170	152,605
SOUTHERN AFRICA	**120,537**	**110,470**	**89,253**	**115,340**	**89,333**	**159,356**	**151,322**	**118,182**	**155,208**	**117,659**
Iduapriem	143,017	170,086	123,016	154,931	116,202	157,223	190,908	143,725	172,049	139,811
Obuasi	159,942	222,941	152,565	190,037	138,855	203,304	273,155	203,889	236,673	193,812
Siguiri - Attributable 85%	121,537	156,700	108,248	139,150	106,862	138,327	173,970	124,373	156,180	126,655
Morila - Attributable 40%	138,329	131,403	106,319	134,629	103,009	150,906	143,832	125,377	147,127	121,820
Sadiola - Attributable 38%	131,696	100,400	101,844	115,953	100,157	151,615	123,397	137,998	137,420	134,077
Yatela - Attributable 40%	104,446	174,214	142,633	128,699	133,529	120,996	194,766	149,633	146,640	141,954
Geita	238,515	323,980	157,611	273,738	165,485	284,288	392,313	207,991	328,809	219,397
REST OF AFRICA	**152,982**	**188,046**	**127,265**	**169,464**	**123,941**	**181,617**	**222,110**	**160,467**	**200,651**	**159,256**
Sunrise Dam	136,004	182,648	137,877	159,765	124,201	162,688	225,777	164,025	194,827	149,346
AUSTRALIA	**138,549**	**189,206**	**143,311**	**164,354**	**129,783**	**165,872**	**232,961**	**170,135**	**200,048**	**155,557**
Cerro Vanguardia - Attributable 92.50%	93,072	127,374	217,167	109,611	174,406	130,795	162,697	243,507	146,176	204,585
AngloGold Ashanti Brasil Mineração	77,592	91,588	80,564	84,334	78,698	117,644	139,410	109,484	128,129	111,221
Serra Grande - Attributable 50%	110,967	158,853	76,679	127,536	73,559	143,236	205,445	99,533	164,762	96,895
SOUTH AMERICA	**87,883**	**110,724**	**113,141**	**98,540**	**103,891**	**126,061**	**153,799**	**140,451**	**139,003**	**134,300**
Cripple Creek & Victor	94,740	106,971	75,058	101,073	72,036	119,859	141,245	100,506	130,932	97,479
NORTH AMERICA	**97,718**	**110,886**	**82,660**	**104,536**	**78,704**	**122,863**	**145,179**	**108,130**	**134,418**	**104,169**
ANGLOGOLD ASHANTI	**127,956**	**141,552**	**108,195**	**134,681**	**106,429**	**161,909**	**180,751**	**138,115**	**171,229**	**137,238**

Rounding of figures may result in computational discrepancies.



Key **operating results**

PER REGION & OPERATION

SA Rand	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008
	Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts - Rm					Adjusted gross profit (loss) normalised for accelerated settlement of non-hedges derivative - Rm				
Great Noligwa	(8)	35	(682)	27	(480)	(8)	35	168	27	371
Kopanang	124	247	(579)	370	(428)	124	247	197	370	348
Moab Khotsong	39	202	(236)	241	(225)	39	202	(3)	241	8
Tau Lekoa	28	39	(264)	67	(236)	28	39	26	67	54
Surface Operations	198	267	(112)	465	(58)	198	267	22	465	76
Mponeng	652	628	(608)	1,280	(205)	652	628	507	1,280	911
Savuka	4	39	(95)	43	(68)	4	39	16	43	44
TauTona	137	163	(467)	301	(332)	137	163	158	301	293
SOUTH AFRICA	**1,174**	**1,621**	**(3,045)**	**2,795**	**(2,032)**	**1,174**	**1,621**	**1,091**	**2,795**	**2,104**
Navachab	12	62	(66)	74	(44)	12	62	1	74	23
SOUTHERN AFRICA	**1,186**	**1,684**	**(3,111)**	**2,868**	**(2,076)**	**1,186**	**1,684**	**1,092**	**2,868**	**2,127**
Iduapriem	126	98	(262)	224	(183)	126	98	51	224	129
Obuasi	81	(7)	(572)	73	(560)	81	(7)	(59)	73	(47)
Siguiri - Attributable 85%	125	218	(248)	343	(91)	125	218	132	343	288
Morila - Attributable 40% [1]	112	166	(243)	278	(161)	112	166	91	278	174
Sadiola - Attributable 38% [1]	135	166	(345)	302	(260)	135	166	57	302	141
Yatela - Attributable 40% [1]	107	32	(107)	139	(80)	107	32	26	139	54
Geita	(74)	(164)	(526)	(238)	(624)	(74)	(164)	(36)	(238)	(133)
Minorities, exploration and other	34	48	47	82	97	34	48	46	82	98
REST OF AFRICA	**645**	**557**	**(2,257)**	**1,202**	**(1,862)**	**645**	**557**	**308**	**1,202**	**704**
Sunrise Dam	244	118	(659)	361	(491)	244	118	78	361	246
Exploration and other	(9)	(22)	(22)	(31)	(45)	(9)	(22)	(22)	(31)	(45)
AUSTRALIA	**234**	**96**	**(680)**	**330**	**(536)**	**234**	**96**	**56**	**330**	**201**
Cerro Vanguardia - Attributable 92.50%	145	104	(193)	249	(134)	145	104	(48)	249	11
AngloGold Ashanti Brasil Mineração	285	288	(464)	573	(279)	285	288	183	573	368
Serra Grande - Attributable 50%	56	38	(85)	93	(30)	56	38	49	93	104
Minorities, exploration and other	66	54	50	121	112	66	54	61	121	123
SOUTH AMERICA	**552**	**484**	**(692)**	**1,036**	**(331)**	**552**	**484**	**245**	**1,036**	**606**
Cripple Creek & Victor	198	229	(300)	427	(133)	198	229	146	427	313
Other	(5)	(7)	(14)	(12)	(24)	(5)	(7)	(14)	(12)	(24)
NORTH AMERICA	**193**	**222**	**(314)**	**415**	**(157)**	**193**	**222**	**132**	**415**	**289**
OTHER	**54**	**85**	**145**	**142**	**148**	**54**	**85**	**20**	**142**	**22**
SUB-TOTAL	**2,864**	**3,128**	**(6,909)**	**5,993**	**(4,814)**	**2,864**	**3,128**	**1,853**	**5,993**	**3,948**
Less equity accounted investments	(353)	(364)	627	(718)	443	(353)	(364)	(117)	(718)	(301)
ANGLOGOLD ASHANTI	**2,511**	**2,764**	**(6,282)**	**5,275**	**(4,371)**	**2,511**	**2,764**	**1,736**	**5,275**	**3,647**

[1] Equity accounted investments.

Rounding of figures may result in computational discrepancies.



Key **operating results**

PER REGION & OPERATION

Imperial	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008
	Yield - oz/t					Gold produced - oz (000)				
Great Noligwa	0.197	0.157	0.222	0.173	0.235	39	43	96	83	203
Kopanang	0.188	0.181	0.207	0.184	0.205	66	77	96	143	186
Moab Khotsong	0.269	0.276	0.264	0.273	0.280	47	65	28	113	53
Tau Lekoa	0.087	0.104	0.097	0.095	0.106	28	31	35	59	70
Surface Operations	0.015	0.017	0.009	0.016	0.010	42	46	18	88	40
Mponeng	0.255	0.279	0.306	0.266	0.299	140	128	160	268	292
Savuka	0.194	0.156	0.185	0.172	0.180	13	14	18	27	32
TauTona [1]	0.203	0.222	0.268	0.212	0.261	61	59	91	120	165
SOUTH AFRICA						**437**	**463**	**542**	**900**	**1,041**
Navachab	0.035	0.047	0.042	0.041	0.040	13	18	16	31	31
SOUTHERN AFRICA						**450**	**481**	**558**	**931**	**1,072**
Iduapriem	0.054	0.050	0.047	0.052	0.050	47	37	46	84	93
Obuasi [1]	0.152	0.130	0.121	0.141	0.122	101	92	79	193	167
Siguiri - Attributable 85%	0.032	0.035	0.039	0.033	0.039	80	80	86	160	179
Morila - Attributable 40%	0.072	0.085	0.095	0.078	0.093	34	39	46	74	86
Sadiola - Attributable 38%	0.078	0.091	0.104	0.084	0.098	35	36	45	71	82
Yatela [3] - Attributable 40%	0.130	0.080	0.102	0.105	0.082	25	14	15	39	32
Geita	0.049	0.044	0.065	0.047	0.056	63	44	74	108	138
REST OF AFRICA						**386**	**342**	**391**	**728**	**777**
Sunrise Dam [2]	0.080	0.081	0.109	0.081	0.114	94	98	114	192	233
AUSTRALIA						**94**	**98**	**114**	**192**	**233**
Cerro Vanguardia - Attributable 92.50%	0.198	0.203	0.118	0.201	0.115	51	47	27	98	55
AngloGold Ashanti Brasil Mineração [1]	0.203	0.187	0.225	0.195	0.211	73	68	82	142	154
Serra Grande [1] - Attributable 50%	0.134	0.106	0.218	0.122	0.214	20	11	22	31	43
SOUTH AMERICA						**144**	**126**	**131**	**271**	**251**
Cripple Creek & Victor [3]	0.014	0.013	0.013	0.014	0.014	52	56	59	108	117
NORTH AMERICA						**52**	**56**	**59**	**108**	**117**
ANGLOGOLD ASHANTI						**1,127**	**1,103**	**1,253**	**2,230**	**2,450**
Undergound Operations	0.185	0.181	0.206	0.183	0.205	592	606	690	1,199	1,338
Surface and Dump Reclamation	0.014	0.016	0.011	0.015	0.012	53	59	35	112	78
Open-pit Operations	0.056	0.058	0.066	0.057	0.063	400	367	446	766	872
Heap leach Operations [4]	0.021	0.017	0.019	0.019	0.019	82	71	82	153	162
						1,127	**1,103**	**1,253**	**2,230**	**2,450**

[1] The yield of TauTona, Obuasi, AngloGold Ashanti Brasil Mineração and Serra Grande represents underground operations.

[2] The yield of Sunrise Dam represents open-pit operations.

[3] The yield of Yatela and Cripple Creek reflects gold placed/tonnes placed.

[4] The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.

Rounding of figures may result in computational discrepancies.



Key **operating results**

PER REGION & OPERATION

Imperial	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008
	Productivity per employee - oz					Gold sold - oz (000)				
Great Noligwa	2.83	3.08	4.87	2.95	5.14	40	40	96	80	198
Kopanang	4.41	5.16	6.47	4.79	6.20	67	72	96	139	181
Moab Khotsong	4.69	6.51	5.18	5.60	4.98	48	61	29	109	51
Tau Lekoa	3.10	3.43	4.02	3.27	4.03	28	29	34	57	67
Surface Operations	60.57	64.20	27.22	62.40	29.85	42	43	18	85	39
Mponeng	8.84	8.24	9.97	8.54	9.16	145	114	156	258	280
Savuka	3.92	4.24	5.58	4.08	5.15	15	12	18	27	31
TauTona	6.13	5.76	7.78	5.94	6.82	64	51	88	115	158
SOUTH AFRICA	**5.62**	**5.95**	**6.75**	**5.78**	**6.46**	**449**	**423**	**536**	**871**	**1,006**
Navachab	7.43	11.83	11.75	9.48	11.67	12	18	16	31	31
SOUTHERN AFRICA	**5.66**	**6.06**	**6.84**	**5.86**	**6.54**	**461**	**441**	**552**	**902**	**1,037**
Iduapriem	17.47	14.55	17.68	16.05	17.98	45	42	47	86	94
Obuasi	7.08	6.84	5.64	6.97	5.89	102	90	79	192	165
Siguiri - Attributable 85%	17.10	19.85	21.19	18.37	21.65	50	75	80	125	173
Morila - Attributable 40%	45.24	30.14	28.91	35.69	27.70	35	37	50	72	91
Sadiola - Attributable 38%	24.30	25.42	31.75	24.86	27.93	41	35	45	75	88
Yatela - Attributable 40%	33.81	17.99	17.37	25.89	18.65	27	13	15	40	34
Geita	10.36	7.25	12.42	8.81	11.29	60	44	69	104	128
REST OF AFRICA	**12.60**	**11.56**	**12.81**	**12.09**	**12.59**	**359**	**336**	**384**	**695**	**773**
Sunrise Dam	72.99	74.06	95.90	73.53	94.15	98	95	119	193	234
AUSTRALIA	**72.99**	**74.06**	**95.90**	**73.53**	**94.15**	**98**	**95**	**119**	**193**	**234**
Cerro Vanguardia - Attributable 92.50%	24.39	22.56	12.53	23.47	12.95	52	36	28	88	74
AngloGold Ashanti Brasil Mineração	13.77	13.80	18.35	13.78	17.28	68	69	81	138	159
Serra Grande - Attributable 50%	18.26	9.80	23.74	14.06	23.12	18	14	22	31	42
SOUTH AMERICA	**16.95**	**15.53**	**17.36**	**16.26**	**16.78**	**138**	**118**	**130**	**257**	**275**
Cripple Creek & Victor	47.13	52.12	56.12	49.59	56.20	51	58	59	109	118
NORTH AMERICA	**47.13**	**52.12**	**56.12**	**49.59**	**56.20**	**51**	**58**	**59**	**109**	**118**
ANGLOGOLD ASHANTI	**9.30**	**9.23**	**10.27**	**9.27**	**10.00**	**1,108**	**1,048**	**1,244**	**2,155**	**2,437**

Rounding of figures may result in computational discrepancies.



Key **operating results**

PER REGION & OPERATION

US Dollar / Imperial	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008
	Total cash costs - $/oz					Total production costs - $/oz				
Great Noligwa	708	587	432	644	415	898	784	527	838	508
Kopanang	446	338	316	388	334	655	522	458	583	492
Moab Khotsong	434	292	512	352	543	797	530	744	643	724
Tau Lekoa	751	593	554	669	541	756	726	663	740	659
Surface Operations	320	210	547	263	445	334	223	579	277	479
Mponeng	304	244	227	275	239	369	297	308	335	324
Savuka	683	452	440	563	408	843	555	613	693	568
TauTona	439	385	339	413	360	656	546	495	602	505
SOUTH AFRICA	**436**	**343**	**352**	**388**	**358**	**582**	**474**	**469**	**526**	**475**
Navachab	722	457	599	568	546	808	514	649	637	621
SOUTHERN AFRICA	**444**	**347**	**359**	**394**	**364**	**588**	**475**	**475**	**530**	**479**
Iduapriem	530	535	493	532	472	582	600	576	590	568
Obuasi	589	701	612	642	562	750	858	817	802	785
Siguiri - Attributable 85%	451	492	434	472	435	513	547	499	530	515
Morila - Attributable 40%	511	413	426	459	418	557	452	503	501	495
Sadiola - Attributable 38%	486	315	408	400	407	560	388	553	473	544
Yatela - Attributable 40%	386	547	573	442	546	447	612	601	504	581
Geita	872	1,018	630	932	670	1,040	1,232	832	1,119	889
REST OF AFRICA	**564**	**591**	**510**	**576**	**503**	**670**	**698**	**643**	**683**	**646**
Sunrise Dam	503	574	553	539	503	601	709	658	656	606
AUSTRALIA	**512**	**594**	**575**	**554**	**526**	**613**	**732**	**682**	**673**	**631**
Cerro Vanguardia - Attributable 92.50%	344	400	870	371	710	485	511	976	498	833
AngloGold Ashanti Brasil Mineração	287	288	323	287	320	435	438	439	437	452
Serra Grande - Attributable 50%	409	499	307	440	299	528	646	399	569	394
SOUTH AMERICA	**325**	**348**	**453**	**335**	**422**	**467**	**483**	**563**	**474**	**546**
Cripple Creek & Victor	351	336	301	343	293	445	444	403	444	396
NORTH AMERICA	**362**	**348**	**331**	**355**	**319**	**456**	**456**	**434**	**456**	**423**
ANGLOGOLD ASHANTI	**472**	**445**	**434**	**458**	**433**	**598**	**568**	**554**	**583**	**558**

Rounding of figures may result in computational discrepancies.



Key **operating results**

PER REGION & OPERATION

US Dollar	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008
	Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts - $m					Adjusted gross profit (loss) normalised for accelerated settlement of non-hedge derivatives - $m				
Great Noligwa	(1)	4	(86)	3	(60)	(1)	4	21	3	48
Kopanang	15	25	(73)	40	(53)	15	25	25	40	44
Moab Khotsong	5	20	(30)	25	(28)	5	20	-	25	1
Tau Lekoa	3	4	(33)	7	(30)	3	4	3	7	7
Surface Operations	24	27	(14)	51	(7)	24	27	3	51	10
Mponeng	79	63	(75)	142	(23)	79	63	65	142	118
Savuka	-	4	(12)	4	(9)	-	4	2	4	6
TauTona	17	16	(58)	33	(41)	17	16	20	33	38
SOUTH AFRICA	**141**	**163**	**(381)**	**305**	**(251)**	**141**	**163**	**140**	**305**	**271**
Navachab	2	6	(8)	8	(5)	2	6	-	8	3
SOUTHERN AFRICA	**143**	**170**	**(389)**	**313**	**(257)**	**143**	**170**	**140**	**313**	**273**
Iduapriem	15	10	(33)	25	(22)	15	10	7	25	17
Obuasi	10	(1)	(72)	9	(71)	10	(1)	(8)	9	(6)
Siguiri - Attributable 85%	15	22	(31)	37	(10)	15	22	17	37	38
Morila - Attributable 40% [1]	13	17	(30)	30	(19)	13	17	12	30	23
Sadiola - Attributable 38% [1]	16	17	(43)	33	(32)	16	17	7	33	18
Yatela - Attributable 40% [1]	13	3	(14)	16	(10)	13	3	3	16	7
Geita	(8)	(17)	(66)	(25)	(79)	(8)	(17)	(4)	(25)	(17)
Minorities, exploration and other	4	5	5	9	13	4	5	6	9	13
REST OF AFRICA	**78**	**56**	**(284)**	**134**	**(231)**	**78**	**56**	**40**	**134**	**93**
Sunrise Dam	29	12	(83)	41	(60)	29	12	10	41	33
Exploration and other	(1)	(2)	(3)	(3)	(6)	(1)	(2)	(3)	(3)	(6)
AUSTRALIA	**28**	**10**	**(86)**	**38**	**(66)**	**28**	**10**	**7**	**38**	**27**
Cerro Vanguardia - Attributable 92.50%	18	11	(24)	28	(17)	18	11	(6)	28	1
AngloGold Ashanti Brasil Mineração	35	29	(58)	64	(33)	35	29	24	64	48
Serra Grande - Attributable 50%	7	4	(11)	11	(3)	7	4	6	11	14
Minorities, exploration and other	7	5	6	13	14	7	5	8	13	16
SOUTH AMERICA	**67**	**49**	**(87)**	**116**	**(39)**	**67**	**49**	**32**	**116**	**79**
Cripple Creek & Victor	24	23	(37)	47	(15)	24	23	19	47	41
Other	(1)	(1)	(2)	(1)	(3)	(1)	(1)	(2)	(1)	(3)
NORTH AMERICA	**23**	**22**	**(39)**	**46**	**(18)**	**23**	**22**	**17**	**46**	**38**
OTHER	**8**	**9**	**19**	**16**	**19**	**8**	**9**	**3**	**16**	**3**
SUB-TOTAL	**347**	**316**	**(866)**	**663**	**(592)**	**347**	**316**	**239**	**663**	**513**
Less equity accounted investments	(42)	(37)	79	(79)	55	(42)	(37)	(15)	(79)	(39)
ANGLOGOLD ASHANTI	**305**	**279**	**(787)**	**584**	**(537)**	**305**	**279**	**224**	**584**	**474**

[1] Equity accounted investments.

Rounding of figures may result in computational discrepancies.



Southern Africa
VAAL RIVER

GREAT NOLIGWA			Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008
			Rand / Metric					Dollar / Imperial				
OPERATING RESULTS												
UNDERGROUND OPERATION												
Area mined	- 000 m²	/ - 000 ft²	35	43	70	78	147	375	465	752	840	1,587
Milled	- 000 tonnes	/ - 000 tons	182	251	394	434	783	201	277	435	478	863
Yield	- g/t	/ - oz/t	6.74	5.37	7.60	5.95	8.07	0.197	0.157	0.222	0.173	0.235
Gold produced	- kg	/ - oz (000)	1,229	1,349	2,997	2,578	6,323	39	43	96	83	203
Gold sold	- kg	/ oz (000)	1,241	1,256	2,994	2,497	6,145	40	40	96	80	198
Total cash costs	- R	/ - $ - ton milled	1,296	1,002	814	1,126	821	139	92	96	112	98
	- R/kg	/ - $/oz - produced	192,157	186,735	107,178	189,319	101,719	708	587	432	644	415
Total production costs	- R/kg	/ - $/oz - produced	243,704	249,489	130,865	246,732	124,388	898	784	527	838	508
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/ - oz	135	127	178	131	172	4.34	4.08	5.71	4.21	5.54
Actual	- g	/ - oz	88	96	152	92	160	2.83	3.08	4.87	2.95	5.14
Target	- m²	/ - ft²	4.08	3.85	5.01	3.96	4.73	43.92	41.40	53.93	42.66	50.89
Actual	- m²	/ - ft²	2.50	3.06	3.53	2.78	3.73	26.88	32.98	38.03	29.94	40.11
FINANCIAL RESULTS (MILLION)												
Gold income			296	279	569	574	1,105	35	28	73	63	144
Cost of sales			304	313	389	617	764	36	32	50	68	100
Cash operating costs			235	251	320	485	640	28	25	41	53	84
Other cash costs			1	1	1	3	3	-	-	-	-	-
Total cash costs			236	252	321	488	643	28	25	42	53	84
Retrenchment costs			3	5	5	8	11	-	1	1	1	1
Rehabilitation and other non-cash costs			1	1	3	2	4	-	-	-	-	1
Production costs			240	258	328	498	658	28	26	43	54	86
Amortisation of tangible assets			60	79	64	138	128	7	8	8	15	17
Inventory change			4	(24)	(3)	(19)	(22)	-	(2)	-	(2)	(3)
			(8)	(34)	181	(43)	341	(1)	(3)	23	(4)	44
Realised non-hedge derivatives and other commodity contracts			-	70	(863)	70	(821)	-	7	(109)	7	(104)
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			(8)	35	(682)	27	(480)	(1)	4	(86)	3	(60)
Add back accelerated settlement of non-hedge derivatives			-	-	736	-	736	-	-	93	-	93
Add realised loss on other commodity contracts			-	-	115	-	115	-	-	14	-	14
Adjusted gross (loss) profit normalised for accelerated settlement of non-hedge derivatives			(8)	35	168	27	371	(1)	4	21	3	48
Capital expenditure			50	39	58	89	98	6	4	7	10	13

Rounding of figures may result in computational discrepancies.



Southern Africa
VAAL RIVER

			Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008
KOPANANG					Rand / Metric					Dollar / Imperial		
OPERATING RESULTS												
UNDERGROUND OPERATION												
Area mined	- 000 m^2	/ - 000 ft^2	77	97	105	173	204	824	1,043	1,128	1,867	2,192
Milled	- 000 tonnes	/ - 000 tons	317	388	422	705	824	349	428	465	777	909
Yield	- g/t	/ - oz/t	6.43	6.21	7.10	6.31	7.02	0.188	0.181	0.207	0.184	0.205
Gold produced	- kg	/ - oz (000)	2,038	2,409	2,997	4,447	5,790	66	77	96	143	186
Gold sold	- kg	/ oz (000)	2,074	2,253	2,991	4,327	5,630	67	72	96	139	181
Total cash costs	- R	/ - $	- ton milled	783	668	557	720	575	84	61	65	71	68
	- R/kg	/ - $/oz	- produced	121,703	107,584	78,460	114,055	81,871	446	338	316	388	334
Total production costs	- R/kg	/ - $/oz	- produced	178,161	166,235	113,927	171,701	120,790	655	522	458	583	492
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/ - oz	209	211	210	210	191	6.70	6.80	6.75	6.75	6.16
Actual	- g	/ - oz	137	160	201	149	193	4.41	5.16	6.47	4.79	6.20
Target	- m^2	/ - ft^2	7.63	7.58	7.53	7.61	7.07	82.18	81.60	81.08	81.89	76.06
Actual	- m^2	/ - ft^2	5.15	6.45	7.03	5.81	6.78	55.49	69.46	75.71	62.51	72.99
FINANCIAL RESULTS (MILLION)												
Gold income			490	499	578	988	1,021	58	50	74	108	133
Cost of sales			367	374	344	742	682	43	38	44	81	89
Cash operating costs			246	258	234	504	471	29	26	30	55	62
Other cash costs			2	2	1	3	3	-	-	-	-	-
Total cash costs			248	259	235	507	474	29	26	30	55	62
Retrenchment costs			3	3	3	6	7	-	-	-	1	1
Rehabilitation and other non-cash costs			2	2	3	4	4	-	-	-	-	-
Production costs			253	264	241	517	485	30	27	31	56	64
Amortisation of tangible assets			110	136	101	247	214	13	14	13	27	28
Inventory change			4	(26)	2	(22)	(18)	-	(3)	-	(2)	(2)
			122	124	234	246	339	15	13	30	27	43
Realised non-hedge derivatives and other commodity contracts			1	122	(814)	124	(767)	-	12	(103)	13	(97)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			124	247	(579)	370	(428)	15	25	(73)	40	(53)
Add back accelerated settlement of non-hedge derivatives			-	-	669	-	669	-	-	84	-	84
Add realised loss on other commodity contracts			-	-	107	-	107	-	-	13	-	13
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			124	247	197	370	348	15	25	25	40	44
Capital expenditure			117	102	96	219	180	14	10	12	24	24

Rounding of figures may result in computational discrepancies.



Southern Africa

VAAL RIVER

				Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008
MOAB KHOTSONG				Rand / Metric					Dollar / Imperial				
OPERATING RESULTS													
UNDERGROUND OPERATION													
Area mined	- 000 m^2	/ - 000 ft^2		21	35	15	55	27	224	373	166	597	288
Milled	- 000 tonnes	/ - 000 tons		160	214	97	374	171	176	236	107	412	189
Yield	- g/t	/ - oz/t		9.23	9.48	9.05	9.37	9.61	0.269	0.276	0.264	0.273	0.280
Gold produced	- kg	/ - oz (000)		1,475	2,028	881	3,503	1,644	47	65	28	113	53
Gold sold	- kg	/ - oz (000)		1,501	1,903	887	3,404	1,596	48	61	29	109	51
Total cash costs	- R	/ - $	- ton milled	1,094	883	1,152	973	1,288	117	81	135	96	152
	- R/kg	/ - $/oz	- produced	118,589	93,120	127,206	103,844	134,030	434	292	512	352	543
Total production costs	- R/kg	/ - $/oz	- produced	216,816	168,658	185,103	188,935	179,238	797	530	744	643	724
PRODUCTIVITY PER EMPLOYEE													
Target	- g	/ - oz		197	198	161	198	142	6.35	6.35	5.18	6.35	4.57
Actual	- g	/ - oz		146	202	161	174	155	4.69	6.51	5.18	5.60	4.98
Target	- m^2	/ - ft^2		3.60	3.50	3.54	3.55	3.00	38.79	37.63	38.14	38.22	32.24
Actual	- m^2	/ - ft^2		2.06	3.46	2.82	2.76	2.52	22.15	37.24	30.33	29.66	27.15
FINANCIAL RESULTS (MILLION)													
Gold income				357	421	172	778	291	42	43	22	85	38
Cost of sales				319	320	163	640	286	38	32	21	70	37
Cash operating costs				174	188	111	361	219	20	19	14	39	29
Other cash costs				1	1	1	3	1	-	-	-	-	-
Total cash costs				175	189	112	364	220	21	19	14	40	29
Retrenchment costs				2	1	-	3	1	-	-	-	-	-
Rehabilitation and other non-cash costs				2	2	5	4	5	-	-	1	-	1
Production costs				178	192	117	370	227	21	19	15	40	30
Amortisation of tangible assets				141	151	46	292	68	17	15	6	32	9
Inventory change				-	(22)	-	(22)	(9)	-	(2)	-	(2)	(1)
				38	101	9	139	5	5	10	1	15	1
Realised non-hedge derivatives and other commodity contracts				1	101	(245)	102	(230)	-	10	(31)	10	(29)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts				39	202	(236)	241	(225)	5	20	(30)	25	(28)
Add back accelerated settlement of non-hedge derivatives				-	-	201	-	201	-	-	25	-	25
Add realised loss on other commodity contracts				-	-	32	-	32	-	-	4	-	4
Adjusted gross profit (loss) normalised for accelerated settlement of non-hedge derivatives				39	202	(3)	241	8	5	20	-	25	1
Capital expenditure				196	184	164	380	307	23	19	21	41	40

Rounding of figures may result in computational discrepancies.



Southern Africa

VAAL RIVER

TAU LEKOA				Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008
				Rand / Metric					Dollar / Imperial				
OPERATING RESULTS													
UNDERGROUND OPERATION													
Area mined	- 000 m^2	/ - 000 ft^2		61	56	62	117	118	658	605	672	1,263	1,275
Milled	- 000 tonnes	/ - 000 tons		294	270	322	564	594	324	298	355	622	655
Yield	- g/t	/ - oz/t		2.98	3.56	3.33	3.26	3.64	0.087	0.104	0.097	0.095	0.106
Gold produced	- kg	/ - oz (000)		875	962	1,073	1,837	2,166	28	31	35	59	70
Gold sold	- kg	/ oz (000)		877	901	1,070	1,778	2,096	28	29	34	57	67
Total cash costs	- R	/ - $	- ton milled	605	673	460	638	486	65	62	54	64	58
	- R/kg	/ - $/oz	- produced	203,373	188,797	138,069	195,742	133,278	751	593	554	669	541
Total production costs	- R/kg	/ - $/oz	- produced	204,337	231,027	165,364	218,310	161,906	756	726	663	740	659
PRODUCTIVITY PER EMPLOYEE													
Target	- g	/ - oz		142	143	157	142	144	4.57	4.58	5.04	4.58	4.61
Actual	- g	/ - oz		96	107	125	102	125	3.10	3.43	4.02	3.27	4.03
Target	- m^2	/ - ft^2		7.66	7.52	8.15	7.59	7.56	82.47	80.96	87.71	81.72	81.36
Actual	- m^2	/ - ft^2		6.73	6.24	7.26	6.49	6.86	72.47	67.18	78.20	69.84	73.79
FINANCIAL RESULTS (MILLION)													
Gold income				208	197	216	405	389	25	20	28	45	51
Cost of sales				181	208	177	389	339	22	21	23	43	44
Cash operating costs				177	181	147	358	287	21	18	19	39	38
Other cash costs				1	1	1	2	1	-	-	-	-	-
Total cash costs				178	182	148	360	289	21	18	19	39	38
Retrenchment costs				4	1	2	4	3	-	-	-	1	-
Rehabilitation and other non-cash costs				-	-	1	-	1	-	-	-	-	-
Production costs				182	183	151	364	292	22	18	19	40	38
Amortisation of tangible assets				(3)	40	27	37	58	-	4	3	4	8
Inventory change				2	(14)	(1)	(12)	(12)	-	(1)	-	(1)	(2)
				27	(11)	39	16	50	3	(1)	5	2	6
Realised non-hedge derivatives and other commodity contracts				1	50	(303)	51	(286)	-	5	(38)	5	(36)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts				28	39	(264)	67	(236)	3	4	(33)	7	(30)
Add back accelerated settlement of non-hedge derivatives				-	-	290	-	290	-	-	37	-	37
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives				28	39	26	67	54	3	4	3	7	7
Capital expenditure				32	29	41	61	67	4	3	5	7	9

Rounding of figures may result in computational discrepancies.



Southern Africa
VAAL RIVER

			Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008
SURFACE OPERATIONS					Rand / Metric					Dollar / Imperial		
OPERATING RESULTS												
Milled	- 000 tonnes	/ - 000 tons	2,539	2,386	1,892	4,926	3,733	2,799	2,631	2,085	5,430	4,115
Yield	- g/t	/ - oz/t	0.52	0.59	0.30	0.56	0.33	0.015	0.017	0.009	0.016	0.010
Gold produced	- kg	/ - oz (000)	1,319	1,416	573	2,735	1,243	42	46	18	88	40
Gold sold	- kg	/ - oz (000)	1,314	1,327	567	2,641	1,212	42	43	18	85	39
Total cash costs	- R	/ - $	- ton milled	45	40	41	42	36	5	4	5	4	4
	- R/kg	/ - $/oz	- produced	86,621	66,734	136,341	76,328	108,860	320	210	547	263	445
Total production costs	- R/kg	/ - $/oz	- produced	90,534	71,151	144,314	80,502	117,146	334	223	579	277	479
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/ - oz	1,301	1,303	615	1,302	757	41.84	41.88	19.78	41.86	24.34
Actual	- g	/ - oz	1,884	1,997	847	1,941	929	60.57	64.20	27.22	62.40	29.85
FINANCIAL RESULTS (MILLION)												
Gold income			313	287	112	600	225	37	29	14	66	30
Cost of sales			117	94	80	212	141	14	10	10	23	19
Cash operating costs			114	94	78	209	135	14	10	10	23	18
Other cash costs			-	-	-	-	-	-	-	-	-	-
Total cash costs			114	94	78	209	135	14	10	10	23	18
Retrenchment costs			-	-	-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs			-	-	-	-	-	-	-	-	-	-
Production costs			114	94	78	209	135	14	10	10	23	18
Amortisation of tangible assets			5	6	5	11	10	1	1	1	1	1
Inventory change			(2)	(6)	(2)	(9)	(5)	-	(1)	-	(1)	(1)
			195	193	32	388	84	23	19	4	43	11
Realised non-hedge derivatives and other commodity contracts			2	75	(143)	77	(142)	-	8	(18)	8	(18)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			198	267	(112)	465	(58)	24	27	(14)	51	(7)
Add back accelerated settlement of non-hedge derivatives			-	-	134	-	134	-	-	17	-	17
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			198	267	22	465	76	24	27	3	51	10
Capital expenditure			5	-	2	5	2	1	-	-	1	-

Rounding of figures may result in computational discrepancies.



Southern Africa

WEST WITS

MPONENG	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008
	Rand / Metric					Dollar / Imperial				
OPERATING RESULTS										
UNDERGROUND OPERATION										
Area mined - 000 m^2 / - 000 ft^2	91	75	94	167	177	984	811	1,007	1,794	1,906
Milled - 000 tonnes / - 000 tons	498	414	474	912	885	549	456	522	1,006	976
Yield - g/t / - oz/t	8.75	9.58	10.50	9.13	10.24	0.255	0.279	0.306	0.266	0.299
Gold produced - kg / - oz (000)	4,362	3,967	4,974	8,329	9,067	140	128	160	268	292
Gold sold - kg / - oz (000)	4,497	3,543	4,858	8,040	8,713	145	114	156	258	280
Total cash costs - R / - $ - ton milled	719	743	595	730	601	78	68	70	73	71
- R/kg / - $/oz - produced	82,105	77,520	56,689	79,921	58,686	304	244	227	275	239
Total production costs - R/kg / - $/oz - produced	99,581	94,484	76,840	97,153	79,588	369	297	308	335	324
PRODUCTIVITY PER EMPLOYEE										
Target - g / - oz	272	264	272	268	256	8.73	8.50	8.74	8.62	8.22
Actual - g / - oz	275	256	310	266	285	8.84	8.24	9.97	8.54	9.16
Target - m^2 / - ft^2	5.67	5.45	5.44	5.56	5.29	61.05	58.69	58.52	59.87	56.89
Actual - m^2 / - ft^2	5.76	4.86	5.83	5.32	5.56	62.02	52.37	62.74	57.25	59.87
FINANCIAL RESULTS (MILLION)										
Gold income	1,059	770	881	1,829	1,517	127	78	113	205	197
Cost of sales	446	335	375	781	696	53	34	48	87	91
Cash operating costs	356	306	280	662	529	42	31	36	73	69
Other cash costs	2	2	2	4	3	-	-	-	-	-
Total cash costs	358	308	282	666	532	43	31	36	74	70
Retrenchment costs	2	1	1	3	5	-	-	-	-	1
Rehabilitation costs	2	2	3	4	4	-	-	-	-	1
Production costs	362	310	286	672	541	43	31	37	74	71
Amortisation of tangible assets	72	65	96	137	180	9	7	12	15	24
Inventory change	11	(40)	(7)	(29)	(26)	1	(4)	(1)	(3)	(4)
	614	435	506	1,049	822	74	44	65	118	106
Realised non-hedge derivatives and other commodity contracts	38	193	(1,114)	232	(1,026)	5	20	(140)	24	(129)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts	652	628	(608)	1,280	(205)	79	63	(75)	142	(23)
Add back accelerated settlement of non-hedge derivatives	-	-	1,116	-	1,116	-	-	141	-	141
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives	652	628	507	1,280	911	79	63	65	142	118
Capital expenditure	220	196	150	416	270	26	20	19	45	35

Rounding of figures may result in computational discrepancies.



Southern Africa

WEST WITS

SAVUKA				Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008
				Rand / Metric					Dollar / Imperial				
OPERATING RESULTS													
UNDERGROUND OPERATION													
Area mined	- 000 m^2	/ - 000 ft^2		15	15	18	30	31	166	161	190	327	331
Milled	- 000 tonnes	/ - 000 tons		60	81	88	141	164	66	89	98	155	180
Yield	- g/t	/ - oz/t		6.64	5.33	6.36	5.89	6.17	0.194	0.156	0.185	0.172	0.180
Gold produced	- kg	/ - oz (000)		398	432	563	830	1,010	13	14	18	27	32
Gold sold	- kg	/ - oz (000)		458	369	555	827	977	15	12	18	27	31
Total cash costs	- R	/ - $	- ton milled	1,221	767	698	960	619	132	70	82	97	73
	- R/kg	/ - $/oz	- produced	183,991	143,876	109,769	163,101	100,278	683	452	440	563	408
Total production costs	- R/kg	/ - $/oz	- produced	227,342	176,681	152,790	200,960	139,756	843	555	613	693	568
PRODUCTIVITY PER EMPLOYEE													
Target	- g	/ - oz		159	141	164	150	153	5.11	4.53	5.28	4.81	4.91
Actual	- g	/ - oz		122	132	174	127	160	3.92	4.24	5.58	4.08	5.15
Target	- m^2	/ - ft^2		5.73	5.29	5.54	5.51	5.00	61.71	56.89	59.62	59.26	53.80
Actual	- m^2	/ - ft^2		4.71	4.57	5.46	4.64	4.87	50.69	49.14	58.76	49.91	52.41
FINANCIAL RESULTS (MILLION)													
Gold income				106	84	96	189	166	12	8	12	21	22
Cost of sales				101	65	84	166	136	12	7	11	19	18
Cash operating costs				73	62	61	135	101	9	6	8	15	13
Other cash costs				-	-	-	1	1	-	-	-	-	-
Total cash costs				73	62	62	135	101	9	6	8	15	13
Retrenchment costs				1	1	-	1	1	-	-	-	-	-
Rehabilitation and other non-cash costs				-	-	-	-	-	-	-	-	-	-
Production costs				74	63	62	137	103	9	6	8	15	13
Amortisation of tangible assets				17	13	24	30	39	2	1	3	3	5
Inventory change				10	(11)	(2)	(1)	(5)	1	(1)	-	-	(1)
				5	18	13	23	30	-	2	2	2	4
Realised non-hedge derivatives and other commodity contracts				(1)	20	(108)	20	(98)	-	2	(14)	2	(12)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts				4	39	(95)	43	(68)	-	4	(12)	4	(9)
Add back accelerated settlement of non-hedge derivatives				-	-	112	-	112	-	-	14	-	14
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives				4	39	16	43	44	-	4	2	4	6
Capital expenditure				30	21	24	50	44	3	2	3	5	6

Rounding of figures may result in computational discrepancies.



Southern Africa
WEST WITS

TAUTONA			Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008
			Rand / Metric					Dollar / Imperial				
OPERATING RESULTS												
UNDERGROUND OPERATION												
Area mined	- 000 m²	/ - 000 ft²	36	34	46	70	88	391	365	496	756	949
Milled	- 000 tonnes	/ - 000 tons	267	233	301	500	560	294	257	332	551	618
Yield	- g/t	/ - oz/t	6.95	7.61	9.18	7.26	8.96	0.203	0.222	0.268	0.212	0.261
Gold produced	- kg	/ - oz (000)	1,857	1,774	2,761	3,631	5,018	60	57	89	117	161
SURFACE AND DUMP RECLAMATION												
Treated	- 000 tonnes	/ - 000 tons	166	140	140	306	263	183	154	154	338	290
Yield	- g/t	/ - oz/t	0.28	0.34	0.36	0.31	0.39	0.008	0.010	0.011	0.009	0.011
Gold produced	- kg	/ - oz (000)	47	48	50	95	103	1	2	2	3	3
TOTAL												
Yield [1]	- g/t	/ - oz/t	6.95	7.61	9.18	7.26	8.96	0.203	0.222	0.268	0.212	0.261
Gold produced	- kg	/ - oz (000)	1,904	1,822	2,811	3,726	5,122	61	59	91	120	165
Gold sold	- kg	/ - oz (000)	1,994	1,590	2,739	3,584	4,929	64	51	88	115	158
Total cash costs	- R	/ - $ - ton milled	522	599	539	558	550	56	55	63	56	65
	- R/kg	/ - $/oz - produced	118,926	122,643	84,434	120,744	88,352	439	385	339	413	360
Total production costs	- R/kg	/ - $/oz - produced	177,529	173,718	123,478	175,665	123,857	656	546	495	602	505
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/ - oz	256	228	258	242	220	8.22	7.33	8.30	7.79	7.08
Actual	- g	/ - oz	191	179	242	185	212	6.13	5.76	7.78	5.94	6.82
Target	- m²	/ - ft²	4.15	3.78	4.48	3.97	3.91	44.64	40.66	48.25	42.70	42.09
Actual	- m²	/ - ft²	3.64	3.34	3.97	3.48	3.65	39.13	35.91	42.75	37.51	39.32
FINANCIAL RESULTS (MILLION)												
Gold income			468	353	499	821	860	56	36	64	92	112
Cost of sales			353	277	338	630	611	42	28	44	70	80
Cash operating costs			225	222	236	447	450	27	22	30	49	59
Other cash costs			1	1	1	3	3	-	-	-	-	-
Total cash costs			226	223	237	450	453	27	23	31	49	59
Retrenchment costs			8	2	4	9	13	1	-	1	1	2
Rehabilitation and other non-cash costs			1	1	2	2	3	-	-	-	-	-
Production costs			235	226	244	461	469	28	23	31	51	61
Amortisation of tangible assets			103	91	103	194	165	12	9	13	21	22
Inventory change			15	(39)	(9)	(24)	(23)	2	(4)	(1)	(2)	(3)
			115	76	161	191	249	14	8	21	22	32
Realised non-hedge derivatives and other commodity contracts			22	87	(628)	109	(581)	3	9	(79)	12	(73)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			137	163	(467)	301	(332)	17	16	(58)	33	(41)
Add back accelerated settlement of non-hedge derivatives			-	-	625	-	625	-	-	79	-	79
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			137	163	158	301	293	17	16	20	33	38
Capital expenditure			113	98	120	211	211	13	10	15	23	28

[1] Total yield excludes the surface and dump reclamation.

Rounding of figures may result in computational discrepancies.



Southern Africa

				Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008
NAVACHAB				Rand / Metric					Dollar / Imperial				
OPERATING RESULTS													
OPEN-PIT OPERATION													
Volume mined	- 000 bcm	/ - 000 bcy		937	823	756	1,760	1,371	1,225	1,076	989	2,302	1,793
Mined	- 000 tonnes	/ - 000 tons		2,538	2,203	1,954	4,741	3,595	2,798	2,429	2,154	5,226	3,963
Treated	- 000 tonnes	/ - 000 tons		342	352	345	694	703	377	388	381	766	775
Stripping ratio	- t (mined total-mined ore) / t mined ore			5.39	5.47	6.46	5.42	7.64	5.39	5.47	6.46	5.42	7.64
Yield	- g/t	/ - oz/t		1.20	1.61	1.46	1.41	1.38	0.035	0.047	0.042	0.041	0.040
Gold produced	- kg	/ - oz (000)		410	569	503	979	972	13	18	16	31	31
Gold sold	- kg	/ - oz (000)		382	573	506	956	967	12	18	16	31	31
Total cash costs	- R/kg	/ - $/oz	- produced	194,309	145,453	149,421	165,905	134,355	722	457	599	568	546
Total production costs	- R/kg	/ - $/oz	- produced	217,534	163,586	161,796	186,170	152,605	808	514	649	637	621
PRODUCTIVITY PER EMPLOYEE													
Target	- g	/ - oz		467	480	477	474	457	15.01	15.45	15.34	15.23	14.69
Actual	- g	/ - oz		231	368	365	295	363	7.43	11.83	11.75	9.48	11.67
FINANCIAL RESULTS (MILLION)													
Gold income				95	156	17	251	101	11	16	2	27	14
Cost of sales				83	94	83	177	145	10	9	11	19	19
Cash operating costs				77	78	71	154	123	9	8	9	17	16
Other cash costs				3	5	4	8	8	-	1	1	1	1
Total cash costs				80	83	75	162	131	10	8	10	18	17
Rehabilitation and other non-cash costs				-	-	-	-	-	-	-	-	-	-
Production costs				80	83	75	162	131	10	8	10	18	17
Amortisation of tangible assets				10	10	6	20	18	1	1	1	2	2
Inventory change				(6)	1	1	(5)	(3)	(1)	-	-	(1)	-
				12	62	(66)	74	(44)	2	6	(8)	8	(5)
Realised non-hedge derivatives and other commodity contracts				-	-	-	-	-	-	-	-	-	-
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts				12	62	(66)	74	(44)	2	6	(8)	8	(5)
Add back accelerated settlement of non-hedge derivatives				-	-	67	-	67	-	-	8	-	8
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives				12	62	1	74	23	2	6	-	8	3
Capital expenditure				58	23	32	81	47	7	2	4	9	6

Rounding of figures may result in computational discrepancies.



Rest of Africa

IDUAPRIEM		Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008
		Rand / Metric					**Dollar / Imperial**				
OPERATING RESULTS											
OPEN-PIT OPERATION											
Mined	- 000 tonnes / - 000 tons	6,485	5,999	3,607	12,484	8,109	7,148	6,613	3,976	13,761	8,939
Treated	- 000 tonnes / - 000 tons	793	671	882	1,463	1,697	874	739	973	1,613	1,871
Stripping ratio	- t (mined total-mined ore) / t mined ore	7.15	5.09	2.77	6.01	3.42	7.15	5.09	2.77	6.01	3.42
Yield	- g/t / - oz/t	1.84	1.71	1.61	1.78	1.71	0.054	0.050	0.047	0.052	0.050
Gold in ore	- kg / - oz (000)	1,352	1,731	1,640	3,083	3,256	43	56	53	99	105
Gold produced	- kg / - oz (000)	1,460	1,147	1,423	2,607	2,894	47	37	46	84	93
Gold sold	- kg / - oz (000)	1,394	1,292	1,471	2,686	2,930	45	42	47	86	94
Total cash costs	- R/kg / - $/oz - produced	143,017	170,086	123,016	154,931	116,202	530	535	493	532	472
Total produced costs	- R/kg / - $/oz - produced	157,223	190,908	143,725	172,049	139,811	582	600	576	590	568
PRODUCTIVITY PER EMPLOYEE											
Target	- g / - oz	659	550	704	605	633	21.18	17.69	22.62	19.44	20.35
Actual	- g / - oz	543	453	550	499	559	17.47	14.55	17.68	16.05	17.98
FINANCIAL RESULTS (MILLION)											
Gold income		337	250	384	586	673	40	25	49	66	87
Cost of sales		214	247	212	461	399	26	25	27	51	52
Cash operating costs		195	182	164	378	314	23	18	21	42	41
Other cash costs		14	13	11	26	22	2	1	1	3	3
Total cash costs		209	195	175	404	336	25	20	23	45	44
Rehabilitation and other non-cash costs		3	4	(2)	7	5	-	-	-	1	1
Production costs		212	199	173	411	341	25	20	22	45	45
Amortisation of tangible assets		18	20	32	38	64	2	2	4	4	8
Inventory change		(15)	28	7	12	(6)	(2)	3	1	1	(1)
		123	3	172	126	274	15	-	22	15	35
Realised non-hedge derivatives and other commodity contracts		3	95	(434)	98	(458)	1	10	(55)	10	(58)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts		126	98	(262)	224	(183)	15	10	(33)	25	(22)
Add back accelerated settlement of non-hedge derivatives		-	-	312	-	312	-	-	39	-	39
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives		126	98	51	224	129	15	10	7	25	17
Capital expenditure		59	38	104	97	161	7	4	13	11	21

Rounding of figures may result in computational discrepancies.



Rest of Africa

OBUASI			Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008
			Rand / Metric					Dollar / Imperial				
OPERATING RESULTS												
UNDERGROUND OPERATION												
Mined	- 000 tonnes	/ - 000 tons	521	492	477	1,014	912	575	543	526	1,117	1,005
Treated	- 000 tonnes	/ - 000 tons	546	562	479	1,108	985	602	619	528	1,221	1,086
Yield	- g/t	/ - oz/t	5.20	4.45	4.15	4.82	4.17	0.152	0.130	0.121	0.141	0.122
Gold produced	- kg	/ - oz (000)	2,841	2,501	1,989	5,343	4,112	91	80	64	172	132
SURFACE AND DUMP RECLAMATION												
Treated	- 000 tonnes	/ - 000 tons	639	737	843	1,376	1,704	704	813	930	1,517	1,879
Yield	- g/t	/ - oz/t	0.45	0.49	0.57	0.47	0.63	0.013	0.014	0.016	0.014	0.018
Gold produced	- kg	/ - oz (000)	287	361	477	648	1,072	9	12	15	21	34
TOTAL												
Yield [1]	- g/t	/ - oz/t	5.20	4.45	4.15	4.82	4.17	0.152	0.130	0.121	0.141	0.122
Gold produced	- kg	/ - oz (000)	3,129	2,862	2,465	5,990	5,183	101	92	79	193	167
Gold sold	- kg	/ - oz (000)	3,178	2,805	2,452	5,982	5,121	102	90	79	192	165
Total cash costs	- R/kg	/ - $/oz - produced	159,942	222,941	152,565	190,037	138,855	589	701	612	642	562
Total production costs	- R/kg	/ - $/oz - produced	203,304	273,155	203,889	236,673	193,812	750	858	817	802	785
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/ - oz	251	233	218	242	207	8.06	7.49	7.02	7.77	6.66
Actual	- g	/ - oz	220	213	175	217	183	7.08	6.84	5.64	6.97	5.89
FINANCIAL RESULTS (MILLION)												
Gold income			728	547	857	1,275	1,404	86	55	109	142	181
Cost of sales			679	757	502	1,436	986	80	76	65	156	129
Cash operating costs			471	606	357	1,078	679	56	61	46	117	88
Other cash costs			29	32	19	61	40	3	3	2	7	5
Total cash costs			500	638	376	1,138	720	59	64	48	124	94
Retrenchment costs			18	1	-	20	-	2	-	-	2	-
Rehabilitation and other non-cash costs			2	8	(1)	9	27	-	1	-	1	3
Production costs			520	647	376	1,167	746	62	65	48	127	97
Amortisation of tangible assets			116	135	127	250	258	14	14	16	27	34
Inventory change			43	(25)	-	18	(19)	5	(2)	-	2	(2)
			49	(210)	355	(161)	418	6	(21)	45	(15)	53
Realised non-hedge derivatives and other commodity contracts			31	203	(927)	234	(978)	4	20	(117)	24	(123)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			81	(7)	(572)	73	(560)	10	(1)	(72)	9	(71)
Add back accelerated settlement of non-hedge derivatives			-	-	513	-	513	-	-	65	-	65
Adjusted gross profit (loss) normalised for accelerated settlement of non-hedge derivatives			81	(7)	(59)	73	(47)	10	(1)	(8)	9	(6)
Capital expenditure			111	265	155	376	293	14	27	20	41	38

[1] Total yield represents underground operations.

Rounding of figures may result in computational discrepancies.



Rest of Africa

		Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008
SIGUIRI - Attributable 85%				Rand / Metric					Dollar / Imperial		
OPERATING RESULTS											
OPEN-PIT OPERATION											
Mined	- 000 tonnes / - 000 tons	4,974	5,314	6,063	10,288	13,461	5,483	5,858	6,684	11,341	14,838
Treated	- 000 tonnes / - 000 tons	2,258	2,094	1,994	4,352	4,200	2,489	2,308	2,198	4,797	4,629
Stripping ratio	- t (mined total-mined ore) / t mined ore	1.17	1.13	1.45	1.15	1.31	1.17	1.13	1.45	1.15	1.31
Yield	- g/t / - oz/t	1.10	1.19	1.35	1.15	1.33	0.032	0.035	0.039	0.033	0.039
Gold produced	- kg / - oz (000)	2,490	2,499	2,682	4,989	5,583	80	80	86	160	179
Gold sold	- kg / - oz (000)	1,554	2,346	2,482	3,900	5,367	50	75	80	125	173
Total cash costs	- R/kg / - $/oz - produced	121,537	156,700	108,248	139,150	106,862	451	492	434	472	435
Total production costs	- R/kg / - $/oz - produced	138,327	173,970	124,373	156,180	126,655	513	547	499	530	515
PRODUCTIVITY PER EMPLOYEE											
Target	- g / - oz	609	558	507	584	548	19.59	17.95	16.29	18.77	17.63
Actual	- g / - oz	532	617	659	572	673	17.10	19.85	21.19	18.37	21.65
FINANCIAL RESULTS (MILLION)											
Gold income		292	498	670	790	1,228	35	50	86	85	160
Cost of sales		209	413	306	622	675	25	42	40	67	88
Cash operating costs		261	333	247	594	474	31	34	32	65	62
Other cash costs		41	59	44	100	122	5	6	6	11	16
Total cash costs		303	392	290	694	597	36	40	37	76	78
Rehabilitation and other non-cash costs		6	3	1	9	25	1	-	-	1	3
Production costs		308	394	291	703	621	37	40	37	77	81
Amortisation of tangible assets		36	40	43	76	86	4	4	6	8	11
Inventory change		(136)	(22)	(28)	(157)	(32)	(16)	(2)	(3)	(18)	(4)
		83	85	364	168	553	10	9	46	19	72
Realised non-hedge derivatives and other commodity contracts		42	134	(612)	175	(645)	5	14	(77)	18	(81)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts		125	218	(248)	343	(91)	15	22	(31)	37	(10)
Add back accelerated settlement of non-hedge derivatives		-	-	379	-	379	-	-	48	-	48
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives		125	218	132	343	288	15	22	17	37	38
Capital expenditure		60	48	41	108	79	7	5	5	12	10

Rounding of figures may result in computational discrepancies.

Quarterly Report June 2009 - www.AngloGoldAshanti.com



Rest of Africa

MORILA - Attributable 40% [1]			Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008
			Rand / Metric					Dollar / Imperial				
OPERATING RESULTS												
OPEN-PIT OPERATION												
Volume mined	- 000 bcm	/ - 000 bcy	40	487	724	527	1,564	53	637	947	690	2,046
Mined	- 000 tonnes	/ - 000 tons	112	1,397	2,012	1,510	4,292	124	1,540	2,217	1,664	4,731
Treated	- 000 tonnes	/ - 000 tons	435	421	435	857	838	480	464	480	944	924
Stripping ratio	- t (mined total-mined ore) / t mined ore		0.44	1.27	3.15	1.17	2.91	0.44	1.27	3.15	1.17	2.91
Yield	- g/t	/ - oz/t	2.46	2.92	3.25	2.68	3.19	0.072	0.085	0.095	0.078	0.093
Gold produced	- kg	/ - oz (000)	1,071	1,228	1,415	2,299	2,672	34	39	46	74	86
Gold sold	- kg	/ - oz (000)	1,076	1,153	1,542	2,229	2,825	35	37	50	72	91
Total cash costs	- R/kg	/ - $/oz - produced	138,329	131,403	106,319	134,629	103,009	511	413	426	459	418
Total production costs	- R/kg	/ - $/oz - produced	150,906	143,832	125,377	147,127	121,820	557	452	503	501	495
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/ - oz	764	990	1,188	877	1,077	24.57	31.83	38.18	28.20	34.64
Actual	- g	/ - oz	1,407	938	899	1,110	862	45.24	30.14	28.91	35.69	27.70
FINANCIAL RESULTS (MILLION)												
Gold income			270	329	(52)	599	179	32	33	(6)	65	25
Cost of sales			159	163	191	321	339	19	16	25	35	44
Cash operating costs			129	137	128	266	233	15	14	17	29	30
Other cash costs			19	25	22	43	42	2	2	3	5	5
Total cash costs			148	161	150	309	275	18	16	19	34	36
Rehabilitation and other non-cash costs			-	-	-	-	1	-	-	-	-	-
Production costs			150	161	151	311	276	18	16	19	34	36
Amortisation of tangible assets			12	15	27	27	50	1	2	3	3	6
Inventory change			(3)	(14)	13	(17)	14	-	(1)	2	(2)	2
			112	166	(243)	278	(161)	13	17	(30)	30	(19)
Realised non-hedge derivatives and other commodity contracts			-	-	-	-	-	-	-	-	-	-
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			112	166	(243)	278	(161)	13	17	(30)	30	(19)
Add back accelerated settlement of non-hedge derivatives			-	-	335	-	335	-	-	42	-	42
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			112	166	91	278	174	13	17	12	30	23
Capital expenditure			32	1	2	33	3	4	-	-	4	-

[1] Morila is an equity accounted joint venture.

Rounding of figures may result in computational discrepancies.



Rest of Africa

SADIOLA - Attributable 38% [1]			Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008
			Rand / Metric					Dollar / Imperial				
OPERATING RESULTS												
OPEN-PIT OPERATION												
Volume mined	- 000 bcm	/ - 000 bcy	939	1,162	1,180	2,101	2,547	1,228	1,520	1,544	2,748	3,332
Mined	- 000 tonnes	/ - 000 tons	1,844	2,246	2,250	4,091	4,879	2,033	2,476	2,480	4,509	5,378
Treated	- 000 tonnes	/ - 000 tons	413	357	397	770	757	455	394	438	849	834
Stripping ratio	- t (mined total-mined ore) / t mined ore		3.32	4.64	2.69	3.96	2.59	3.32	4.64	2.69	3.96	2.59
Yield	- g/t	/ - oz/t	2.67	3.12	3.55	2.87	3.37	0.078	0.091	0.104	0.084	0.098
Gold produced	- kg	/ - oz (000)	1,100	1,113	1,411	2,213	2,546	35	36	45	71	82
Gold sold	- kg	/ - oz (000)	1,260	1,076	1,412	2,337	2,749	41	35	45	75	88
Total cash costs	- R/kg	/ - $/oz	- produced	131,696	100,400	101,844	115,953	100,157	486	315	408	400	407
Total production costs	- R/kg	/ - $/oz	- produced	151,615	123,397	137,998	137,420	134,077	560	388	553	473	544
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/ - oz	724	739	688	731	669	23.26	23.76	22.10	23.51	21.52
Actual	- g	/ - oz	756	791	988	773	869	24.30	25.42	31.75	24.86	27.93
FINANCIAL RESULTS (MILLION)												
Gold income			316	305	(150)	621	100	37	31	(18)	68	15
Cost of sales			181	139	195	319	360	21	14	25	35	47
Cash operating costs			125	91	122	216	215	15	9	16	24	28
Other cash costs			20	21	22	41	40	2	2	3	4	5
Total cash costs			145	112	144	257	255	17	11	19	28	33
Rehabilitation and other non-cash costs			-	-	(1)	-	-	-	-	-	-	-
Production costs			145	112	143	257	255	17	11	18	28	33
Amortisation of tangible assets			22	26	52	48	86	3	3	7	5	11
Inventory change			14	1	-	15	19	2	-	-	2	3
			135	166	(345)	302	(260)	16	17	(43)	33	(32)
Realised non-hedge derivatives and other commodity contracts			-	-	-	-	-	-	-	-	-	-
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			135	166	(345)	302	(260)	16	17	(43)	33	(32)
Add back accelerated settlement of non-hedge derivatives			-	-	402	-	402	-	-	51	-	51
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			135	166	57	302	141	16	17	7	33	18
Capital expenditure			5	3	3	7	9	1	-	-	1	1

[1] Sadiola is an equity accounted joint venture.

Rounding of figures may result in computational discrepancies.



Rest of Africa

		Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008
YATELA - Attributable 40% [1]		Rand / Metric					Dollar / Imperial				
OPERATING RESULTS											
HEAP LEACH OPERATION											
Mined	- 000 tonnes / - 000 tons	652	939	1,148	1,591	2,171	719	1,035	1,265	1,754	2,393
Placed [2]	- 000 tonnes / - 000 tons	283	271	276	554	570	312	299	305	610	629
Stripping ratio	- t (mined total-mined ore) / t mined ore	1.40	2.86	9.69	2.09	11.51	1.40	2.86	9.69	2.09	11.51
Yield [3]	- g/t / - oz/t	4.45	2.73	3.48	3.61	2.80	0.130	0.080	0.102	0.105	0.082
Gold placed [4]	- kg / - oz (000)	1,258	739	962	1,997	1,599	40	24	31	64	51
Gold produced	- kg / - oz (000)	790	421	465	1,211	997	25	14	15	39	32
Gold sold	- kg / - oz (000)	839	414	458	1,253	1,046	27	13	15	40	34
Total cash costs	- R/kg / - $/oz - produced	104,446	174,214	142,633	128,699	133,529	386	547	573	442	546
Total production costs	- R/kg / - $/oz - produced	120,996	194,766	149,633	146,640	141,954	447	612	601	504	581
PRODUCTIVITY PER EMPLOYEE											
Target	- g / - oz	994	517	899	755	738	31.95	16.62	28.91	24.29	23.74
Actual	- g / - oz	1,052	560	540	805	580	33.81	17.99	17.37	25.89	18.65
FINANCIAL RESULTS (MILLION)											
Gold income		209	118	(39)	328	68	25	12	(5)	37	10
Cost of sales		103	86	69	189	147	12	9	9	21	19
Cash operating costs		69	65	59	134	118	8	7	8	15	15
Other cash costs		13	9	7	22	15	2	1	1	2	2
Total cash costs		82	73	66	156	133	10	7	9	17	17
Rehabilitation and other non-cash costs		1	4	-	5	-	-	-	-	-	-
Production costs		84	77	66	161	134	10	8	9	18	18
Amortisation of tangible assets		12	5	3	17	8	1	1	-	2	1
Inventory change		7	4	(1)	12	6	1	-	-	1	1
		107	32	(107)	139	(80)	13	3	(14)	16	(10)
Realised non-hedge derivatives and other commodity contracts		-	-	-	-	-	-	-	-	-	-
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts		107	32	(107)	139	(80)	13	3	(14)	16	(10)
Add back accelerated settlement of non-hedge derivatives		-	-	134	-	134	-	-	17	-	17
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives		107	32	26	139	54	13	3	3	16	7
Capital expenditure		1	(10)	5	(9)	9	-	(1)	1	(1)	1

[1] Yatela is an equity accounted joint venture.

[2] Tonnes / Tons placed on to leach pad.

[3] Gold placed / tonnes (tons) placed.

[4] Gold placed into leach pad inventory.

Rounding of figures may result in computational discrepancies.



Rest of Africa

GEITA			Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008
			Rand / Metric					Dollar / Imperial				
OPERATING RESULTS												
OPEN-PIT OPERATION												
Volume mined	- 000 bcm	/ - 000 bcy	4,694	4,334	4,793	9,028	10,236	6,139	5,669	6,269	11,808	13,389
Mined	- 000 tonnes	/ - 000 tons	12,860	12,285	12,631	25,145	26,947	14,176	13,542	13,923	27,718	29,704
Treated	- 000 tonnes	/ - 000 tons	1,178	917	1,031	2,095	2,224	1,298	1,011	1,136	2,309	2,451
Stripping ratio	- t (mined total-mined ore) / t mined ore		16.25	11.64	7.47	13.65	8.94	16.25	11.64	7.47	13.65	8.94
Yield	- g/t	/ - oz/t	1.67	1.50	2.24	1.60	1.93	0.049	0.044	0.065	0.047	0.056
Gold produced	- kg	/ - oz (000)	1,967	1,379	2,309	3,346	4,293	63	44	74	108	138
Gold sold	- kg	/ - oz (000)	1,868	1,363	2,133	3,231	3,993	60	44	69	104	128
Total cash costs	- R/kg	/ - $/oz - produced	238,515	323,980	157,611	273,738	165,485	872	1,018	630	932	670
Total production costs	- R/kg	/ - $/oz - produced	284,288	392,313	207,991	328,809	219,397	1,040	1,232	832	1,119	889
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/ - oz	424	365	449	395	402	13.64	11.73	14.44	12.68	12.93
Actual	- g	/ - oz	322	226	386	274	351	10.36	7.25	12.42	8.81	11.29
FINANCIAL RESULTS (MILLION)												
Gold income			276	66	1,426	342	1,872	33	7	181	40	240
Cost of sales			518	532	416	1,050	857	61	54	54	115	112
Cash operating costs			446	426	342	872	670	52	43	44	95	87
Other cash costs			14	13	14	27	27	2	1	2	3	4
Total cash costs			460	439	356	899	697	54	44	46	98	91
Rehabilitation and other non-cash costs			-	-	-	-	11	-	-	-	-	1
Production costs			461	439	356	900	708	54	44	46	98	92
Amortisation of tangible assets			89	94	116	183	220	11	10	15	20	29
Inventory change			(32)	(2)	(57)	(34)	(71)	(4)	-	(7)	(4)	(9)
			(242)	(466)	1,010	(707)	1,015	(28)	(47)	128	(75)	128
Realised non-hedge derivatives and other commodity contracts			167	302	(1,537)	469	(1,639)	20	30	(194)	50	(207)
Gross loss excluding the effect of unrealised non-hedge derivatives and other commodity contracts			(74)	(164)	(526)	(238)	(624)	(8)	(17)	(66)	(25)	(79)
Add back accelerated settlement of non-hedge derivatives			-	-	491	-	491	-	-	62	-	62
Adjusted gross loss normalised for accelerated settlement of non-hedge derivatives			(74)	(164)	(36)	(238)	(133)	(8)	(17)	(4)	(25)	(17)
Capital expenditure			35	22	200	57	225	4	2	26	6	29

Rounding of figures may result in computational discrepancies.



Australia

SUNRISE DAM			Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008
			Rand / Metric					**Dollar / Imperial**				
OPERATING RESULTS												
UNDERGROUND OPERATION												
Mined	- 000 tonnes	/ - ooo tons	244	143	152	387	271	269	158	168	427	299
Treated	- 000 tonnes	/ - 000 tons	172	217	80	389	205	189	239	88	429	226
Yield	- g/t	/ - oz/t	4.14	4.97	4.51	4.60	4.78	0.121	0.145	0.131	0.134	0.139
Gold produced	- kg	/ - oz (000)	711	1,077	362	1,788	981	23	35	12	57	32
OPEN-PIT OPERATION												
Volume mined	- 000 bcm	/ - 000 bcy	1,405	1,398	2,949	2,803	5,789	1,838	1,829	3,857	3,667	7,572
Treated	- 000 tonnes	/ - 000 tons	805	705	845	1,511	1,597	888	777	931	1,665	1,761
Stripping ratio	- t (mined total-mined ore) / t mined ore		28.52	27.83	14.55	28.17	12.55	28.52	27.83	14.55	28.17	12.56
Yield	- g/t	/ - oz/t	2.75	2.78	3.75	2.77	3.92	0.080	0.081	0.109	0.081	0.114
Gold produced	- kg	/ - oz (000)	2,217	1,964	3,167	4,181	6,255	71	63	102	134	201
TOTAL												
Yield [1]	- g/t	/ - oz/t	2.75	2.78	3.75	2.77	3.92	0.080	0.081	0.109	0.081	0.114
Gold produced	- kg	/ - oz (000)	2,928	3,041	3,529	5,969	7,236	94	98	114	192	233
Gold sold	- kg	/ - oz (000)	3,054	2,945	3,698	6,000	7,281	98	95	119	193	234
Total cash costs	- R/kg	/ - $/oz - produced	136,004	182,648	137,877	159,765	124,201	503	574	553	539	503
Total production costs	- R/kg	/ - $/oz - produced	162,688	225,777	164,025	194,827	149,346	601	709	658	656	606
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/ - oz	1,657	1,719	3,489	1,688	3,658	53.28	55.26	112.17	54.27	117.61
Actual	- g	/ - oz	2,270	2,304	2,983	2,287	2,928	72.99	74.06	95.90	73.53	94.15
FINANCIAL RESULTS (MILLION)												
Gold income			(104)	626	92	522	819	(13)	63	14	50	110
Cost of sales			491	680	603	1,171	1,088	58	69	78	127	142
Cash operating costs			381	534	469	915	860	45	54	60	99	112
Other cash costs			18	21	18	39	39	2	2	2	4	5
Total cash costs			398	555	487	954	899	47	56	63	103	117
Rehabilitation and other non-cash costs			-	36	3	36	3	-	4	-	4	-
Production costs			398	592	489	990	901	47	60	63	107	117
Amortisation of tangible assets			78	95	89	173	179	9	10	12	19	24
Inventory change			14	(6)	24	8	7	2	(1)	3	1	1
			(595)	(54)	(511)	(649)	(269)	(71)	(5)	(64)	(77)	(31)
Realised non-hedge derivatives and other commodity contracts			839	171	(148)	1,010	(222)	101	17	(19)	118	(28)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			244	118	(659)	361	(491)	29	12	(83)	41	(60)
Add back accelerated settlement of non-hedge derivatives			-	-	736	-	736	-	-	93	-	93
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			244	118	78	361	246	29	12	10	41	33
Capital expenditure			93	49	49	142	79	11	5	6	16	10

[1] Total yield excludes the underground operations.

Rounding of figures may result in computational discrepancies.



South America

			Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008
CERRO VANGUARDIA - Atrributable 92.50%					Rand / Metric					Dollar / Imperial		
OPERATING RESULTS												
OPEN-PIT OPERATION												
Mined	- 000 tonnes	/ - 000 tons	5,684	5,211	6,298	10,895	12,084	6,266	5,745	6,943	12,010	13,320
Treated	- 000 tonnes	/ - 000 tons	233	212	208	445	432	257	233	229	490	476
Stripping ratio	- t (mined total-mined ore) / t mined ore		25.47	23.14	35.20	24.30	28.72	25.47	23.14	35.20	24.30	28.72
Yield	- g/t	/ - oz/t	6.80	6.98	4.06	6.88	3.93	0.198	0.203	0.118	0.201	0.115
Gold in ore	- kg	/ - oz (000)	1,683	1,561	903	3,243	1,810	54	50	29	104	58
Gold produced	- kg	/ - oz (000)	1,586	1,476	842	3,062	1,698	51	47	27	98	55
Gold sold	- kg	/ - oz (000)	1,624	1,106	858	2,729	2,316	52	36	28	88	74
Total cash costs	- R/kg	/ - $/oz - produced	93,072	127,374	217,167	109,611	174,406	344	400	870	371	710
Total production costs	- R/kg	/ - $/oz - produced	130,795	162,697	243,507	146,176	204,585	485	511	976	498	833
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/ - oz	529	579	684	554	633	17.00	18.61	21.98	17.80	20.35
Actual	- g	/ - oz	759	702	390	730	403	24.39	22.56	12.53	23.47	12.95
FINANCIAL RESULTS (MILLION)												
Gold income			427	333	27	760	319	52	34	4	85	42
Cost of sales			213	191	185	404	384	26	19	24	45	50
Cash operating costs			114	162	167	276	252	14	16	22	30	33
Other cash costs			33	26	16	60	44	4	3	2	7	6
Total cash costs			148	188	183	336	296	18	19	24	37	39
Rehabilitation and other non-cash costs			12	-	(4)	12	1	1	-	-	1	-
Production costs			159	188	179	347	297	19	19	23	38	39
Amortisation of tangible assets			48	52	26	100	50	6	5	3	11	7
Inventory change			6	(49)	(20)	(43)	36	1	(5)	(2)	(4)	4
			214	142	(159)	355	(64)	26	14	(20)	40	(8)
Realised non-hedge derivatives and other commodity contracts			(69)	(37)	(34)	(106)	(69)	(8)	(4)	(4)	(12)	(9)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			145	104	(193)	249	(134)	18	11	(24)	28	(17)
Add back accelerated settlement of non-hedge derivatives			-	-	144	-	144	-	-	18	-	18
Adjusted gross profit (loss) normalised for accelerated settlement of non-hedge derivatives			145	104	(48)	249	11	18	11	(6)	28	1
Capital expenditure			12	15	28	27	63	1	2	4	3	8

Rounding of figures may result in computational discrepancies.



South America

ANGLOGOLD ASHANTI BRASIL MINERAÇÃO			Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008
			Rand / Metric					Dollar / Imperial				
OPERATING RESULTS												
UNDERGROUND OPERATION												
Mined	- 000 tonnes	/ - 000 tons	330	318	296	648	599	364	351	326	715	661
Treated	- 000 tonnes	/ - 000 tons	309	320	296	629	604	340	353	326	694	665
Yield	- g/t	/ - oz/t	6.95	6.43	7.72	6.68	7.24	0.203	0.187	0.225	0.195	0.211
Gold produced	- kg	/ - oz (000)	2,146	2,059	2,282	4,206	4,368	69	66	73	135	140
HEAP LEACH OPERATION												
Mined	- 000 tonnes	/ - 000 tons	692	739	1,223	1,431	1,907	763	815	1,349	1,577	2,102
Placed [1]	- 000 tonnes	/ - 000 tons	39	28	65	67	108	43	31	72	73	120
Stripping ratio	- t (mined total-mined ore) / t mined ore		16.84	25.58	18.08	20.49	16.58	16.84	25.58	18.08	20.49	16.58
Yield [2]	- g/t	/ - oz/t	3.33	2.30	4.62	2.90	4.87	0.097	0.067	0.135	0.085	0.142
Gold placed [3]	- kg	/ - oz (000)	129	64	301	193	529	4	2	10	6	17
Gold produced	- kg	/ - oz (000)	136	62	248	198	413	4	2	8	6	13
TOTAL												
Yield [4]	- g/t	/ - oz/t	6.95	6.43	7.72	6.68	7.24	0.203	0.187	0.225	0.195	0.211
Gold produced	- kg	/ - oz (000)	2,282	2,121	2,530	4,404	4,781	73	68	82	142	154
Gold sold	- kg	/ - oz (000)	2,121	2,158	2,519	4,280	4,951	68	69	81	138	159
Total cash costs	- R/kg	/ - $/oz	- produced	77,592	91,588	80,564	84,334	78,698	287	288	323	287	320
Total production costs	- R/kg	/ - $/oz	- produced	117,644	139,410	109,484	128,129	111,221	435	438	439	437	452
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/ - oz	504	426	560	465	550	16.21	13.71	18.00	14.96	17.69
Actual	- g	/ - oz	428	429	571	429	537	13.77	13.80	18.35	13.78	17.28
FINANCIAL RESULTS (MILLION)												
Gold income			485	543	76	1,028	559	58	55	11	113	75
Cost of sales			250	294	277	544	525	30	30	36	59	69
Cash operating costs			171	188	198	359	365	20	19	26	39	48
Other cash costs			6	7	6	12	11	1	1	1	1	1
Total cash costs			177	194	204	371	376	21	20	26	41	49
Rehabilitation and other non-cash costs			-	-	(6)	-	1	-	-	(1)	-	-
Production costs			177	194	198	371	378	21	20	26	41	49
Amortisation of tangible assets			91	101	79	193	154	11	10	10	21	20
Inventory change			(19)	(1)	-	(20)	(6)	(2)	-	-	(2)	(1)
			235	248	(201)	483	33	29	25	(25)	54	6
Realised non-hedge derivatives and other commodity contracts			50	40	(263)	90	(313)	6	4	(33)	10	(40)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			285	288	(464)	573	(279)	35	29	(58)	64	(33)
Add back accelerated settlement of non-hedge derivatives			-	-	647	-	647	-	-	82	-	82
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			285	288	183	573	368	35	29	24	64	48
Capital expenditure			169	123	166	292	289	19	12	21	32	38

[1] Tonnes / Tons placed onto leach pad.
[2] Gold placed / tonnes (tons) placed.
[3] Gold placed into leach pad inventory.
[4] Total yield represents underground operations.

Rounding of figures may result in computational discrepancies.



South America

SERRA GRANDE - Attributable 50%			Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008
			Rand / Metric					**Dollar / Imperial**				
OPERATING RESULTS												
UNDERGROUND OPERATION												
Mined	- 000 tonnes	/ - 000 tons	103	91	81	194	164	113	101	90	214	181
Treated	- 000 tonnes	/ - 000 tons	107	82	76	189	154	118	90	84	208	170
Yield	- g/t	/ - oz/t	4.58	3.65	7.47	4.18	7.33	0.134	0.106	0.218	0.122	0.214
Gold produced	- kg	/ - oz (000)	491	298	568	788	1,129	16	10	18	25	36
OPEN-PIT OPERATION												
Mined	- 000 tonnes	/ - 000 tons	194	182	189	375	318	213	200	208	414	351
Treated	- 000 tonnes	/ - 000 tons	30	8	27	37	48	33	9	30	41	53
Stripping ratio	- t (mined total-mined ore) / t mined ore		4.34	9.00	6.70	5.89	5.43	4.34	9.00	6.70	5.89	5.43
Yield	- g/t	/ - oz/t	4.39	3.96	4.59	4.30	4.27	0.128	0.116	0.134	0.126	0.125
Gold in ore	- kg	/ - oz (000)	142	34	136	176	223	5	1	4	6	7
Gold produced	- kg	/ - oz (000)	130	31	125	160	205	4	1	4	5	7
TOTAL												
Yield [1]	- g/t	/ - oz/t	4.58	3.65	7.47	4.18	7.33	0.134	0.106	0.218	0.122	0.214
Gold produced	- kg	/ - oz (000)	620	328	693	949	1,334	20	11	22	31	43
Gold sold	- kg	/ - oz (000)	552	421	670	973	1,291	18	14	22	31	42
Total cash costs	- R/kg	/ - $/oz - produced	110,967	158,853	76,679	127,536	73,559	409	499	307	440	299
Total production costs	- R/kg	/ - $/oz - produced	143,236	205,445	99,533	164,762	96,895	528	646	399	569	394
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/ - oz	601	368	717	485	699	19.34	11.85	23.06	15.59	22.46
Actual	- g	/ - oz	568	305	738	437	719	18.26	9.80	23.74	14.06	23.12
FINANCIAL RESULTS (MILLION)												
Gold income			121	100	45	221	181	15	10	6	25	24
Cost of sales			81	74	65	155	124	10	7	8	17	16
Cash operating costs			65	49	50	114	91	8	5	6	13	12
Other cash costs			4	4	3	7	7	-	-	-	1	1
Total cash costs			69	52	53	121	98	8	5	7	13	13
Rehabilitation and other non-cash costs			-	-	(1)	-	-	-	-	-	-	-
Production costs			69	52	53	121	98	8	5	7	13	13
Amortisation of tangible assets			20	15	16	35	31	2	2	2	4	4
Inventory change			(7)	6	(4)	(1)	(5)	(1)	1	(1)	-	(1)
			40	26	(20)	66	57	5	3	(2)	8	8
Realised non-hedge derivatives and other commodity contracts			16	11	(65)	27	(87)	2	1	(8)	3	(11)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			56	38	(85)	93	(30)	7	4	(11)	11	(3)
Add back accelerated settlement of non-hedge derivatives			-	-	134	-	134	-	-	17	-	17
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			56	38	49	93	104	7	4	6	11	14
Capital expenditure			80	72	31	152	58	9	7	4	17	8

[1] Total yield represents underground operations.

Rounding of figures may result in computational discrepancies.



North America

CRIPPLE CREEK & VICTOR			Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008	Quarter ended June 2009	Quarter ended March 2009	Quarter ended June 2008	Six months ended June 2009	Six months ended June 2008
			Rand / Metric					Dollar / Imperial				
OPERATING RESULTS												
HEAP LEACH OPERATION												
Mined	- 000 tonnes	/ - 000 tons	13,145	12,204	11,957	25,349	23,489	14,490	13,453	13,181	27,943	25,892
Placed [1]	- 000 tonnes	/ - 000 tons	4,873	5,306	5,826	10,180	10,897	5,372	5,849	6,422	11,221	12,012
Stripping ratio	- t (mined total-mined ore) / t mined ore		1.57	1.32	1.10	1.45	1.13	1.57	1.32	1.10	1.45	1.13
Yield [2]	- g/t	/ - oz/t	0.47	0.46	0.46	0.46	0.50	0.014	0.013	0.013	0.014	0.014
Gold placed [3]	- kg	/ - oz (000)	2,305	2,417	2,665	4,722	5,414	74	78	86	152	174
Gold produced	- kg	/ - oz (000)	1,617	1,736	1,849	3,353	3,639	52	56	59	108	117
Gold sold	- kg	/ - oz (000)	1,600	1,789	1,842	3,389	3,667	51	58	59	109	118
Total cash costs [4]	- R/kg	/ - $/oz - produced	94,740	106,971	75,058	101,073	72,036	351	336	301	343	293
Total production costs	- R/kg	/ - $/oz - produced	119,859	141,245	100,506	130,932	97,479	445	444	403	444	396
PRODUCTIVITY PER EMPLOYEE												
Target	- g	/ - oz	1,998	1,600	2,196	1,801	1,971	64.25	51.43	70.60	57.91	63.38
Actual	- g	/ - oz	1,466	1,621	1,746	1,542	1,748	47.13	52.12	56.12	49.59	56.20
FINANCIAL RESULTS (MILLION)												
Gold income			288	243	782	531	1,151	35	24	100	59	148
Cost of sales			194	245	186	439	355	23	25	24	48	46
Cash operating costs			295	346	248	641	460	35	35	32	70	60
Other cash costs			10	17	11	27	21	1	2	1	3	3
Total cash costs			305	363	259	668	480	36	37	33	73	63
Rehabilitation and other non-cash costs			-	-	9	-	20	-	-	1	-	3
Production costs			305	363	268	668	500	36	37	35	73	65
Amortisation of tangible assets			32	71	57	104	111	4	7	7	11	15
Inventory change			(144)	(189)	(139)	(333)	(257)	(17)	(19)	(18)	(36)	(33)
			94	(3)	596	92	796	12	-	76	11	102
Realised non-hedge derivatives and other commodity contracts			104	232	(896)	336	(929)	12	23	(113)	36	(117)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			198	229	(300)	427	(133)	24	23	(37)	47	(15)
Add back accelerated settlement of non-hedge derivatives			-	-	446	-	446	-	-	56	-	56
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			198	229	146	427	313	24	23	19	47	41
Capital expenditure			190	79	50	269	140	21	8	6	29	18

[1] Tonnes / Tons placed onto leach pad.
[2] Gold placed / tonnes (tons) placed.
[3] Gold placed into leach pad inventory.
[4] Total cash cost calculation includes inventory change.

Rounding of figures may result in computational discrepancies.



Administrative information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485

JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GhSE (Shares):	AGA
GhSE (GhDS):	AAD
Euronext Paris:	VA
Euronext Brussels:	ANG

JSE Sponsor: UBS

Auditors: Ernst & Young Inc

Offices
Registered and Corporate

76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk

Directors
Executive
M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan * (Chief Financial Officer)

Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi [†] (Deputy Chairman)
F B Arisman [#]
W A Nairn [†]
Prof W L Nkuhlu [†]
S M Pityana [†]

*	British	#	American
~	Australian	†	South African

Officers
Company Secretary: Ms L Eatwell

Investor Relations Contacts
South Africa
Sicelo Ntuli
Telephone: +27 11 637 6339
Fax: +27 11 637 6400
E-mail: sntuli@AngloGoldAshanti.com

United States
Stewart Bailey
Telephone: +1-212-836-4303
Mobile: +1 646 717-3978
E-mail: sbailey@AngloGoldAshanti.com

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

Company secretarial E-mail
Companysecretary@AngoGoldAshanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PRINTED BY INCE (PTY) LIMITED

Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za

United Kingdom
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 229664
Fax: +233 21 229975

ADR Depositary
The Bank of New York Mellon ("BoNY")
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA) or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website:
www.bnymellon.com.com\shareowner

Global BuyDIRECT[SM]
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 31, 2009

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary

_____
*Print the name and title under the signature of the signing officer.

SEC 1815(04-09)   **Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**